Exhibit 99.1

CORPBANCA AND SUBSIDIARIES

Consolidated Financial Statements for the periods ended June 30, 2015 and 2014 and December 31, 2014

Ch$	=	Figures expressed in Chilean pesos.
MCh$	=	Figures expressed in millions of Chilean pesos.
US$	=	Figures expressed in US dollars.
ThUS$	=	Figures expressed in thousands of US dollars.
MUS$	=	Figures expressed in millions of US dollars.
COP$	=	Figures expressed in Colombian pesos.
MCOP$	=	Figures expressed in millions of Colombian pesos.
UF	=	Figures expressed in Unidades de Fomento (a Chilean inflation-indexed, peso-denominated monetary unit that is set daily based on changes in the Chilean Consumer Price Index).

CORPBANCA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
For the periods ended June 30, 2015 and 2014 and December 31, 2014
(Figures in millions of Chilean pesos - MCh$)

	Note	30.06.2015	31.12.2014
ASSETS		MCh$	MCh$

Cash and due from banks	5	1,214,736	1,169,178
Transactions in the course of collection	5	366,284	212,842
Trading securities	6	405,981	685,898
Receivables from repurchase agreements and securities borrowing	7	72,393	78,079
Derivative instruments		869,711	766,799
Loans and advances to banks	8	479,725	814,209
Loans to customers	9	14,398,111	13,891,904
Financial assets available for sale	10	1,517,812	1,156,896
Financial assets held to maturity	10	281,195	190,677
Investments in other companies	11	15,616	15,842
Intangible assets	12	727,277	757,777
Property, plant and equipment	13	91,968	92,642
Current tax assets		29,480	1,608
Deferred tax assets		122,461	113,501
Other assets	14	330,333	411,974
TOTAL ASSETS		20,923,083	20,359,826

LIABILITIES
Current accounts and other demand deposits	15	4,068,518	3,954,948
Transactions in the course of payment	5	291,266	145,771
Payables from repurchase agreements and securities lending	7	591,079	661,663
Savings accounts and time deposits	15	8,299,949	8,076,966
Derivative instruments		635,197	607,683
Borrowings from financial institutions	16	1,488,340	1,431,923
Debt issued	17	3,142,314	3,079,050
Other financial obligations	17	14,572	15,422
Current tax liabilities		-	-
Deferred tax liabilities		186,551	180,934
Provisions		147,520	227,010
Other liabilities	18	515,051	210,716
TOTAL LIABILITIES		19,380,357	18,592,086

EQUITY
Attributable to owners of the bank:
Capital	20	781,559	781,559
Reserves	20	515,618	515,618
Valuation accounts	20	(130,891)	(93,610)
Retained earnings:		48,109	239,860
Retained earnings from prior periods	20	-	126,730
Profit for the period	20	96,217	226,260
Less: Provision for minimum dividends		(48,108)	(113,130)
		1,214,395	1,443,427
Non-controlling interest	20	328,331	324,313
TOTAL EQUITY		1,542,726	1,767,740
TOTAL LIABILITIES AND EQUITY		20,923,083	20,359,826

The attached notes 1-32 are an integral part of these consolidated financial statements.

CORPBANCA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD
For the periods ended June 30, 2015 and 2014
(Figures in millions of Chilean pesos - MCh$)

	Note	30.06.2015	30.06.2014
		MCh$	MCh$

Interest and indexation income	21	621,551	659,060
Interest and indexation expenses	21	(321,853)	(345,865)
Net interest and indexation income		299,698	313,195

Fee and commission income	22	99,948	96,819
Fee and commission expenses	22	(23,325)	(19,595)
Net fee and commission income		76,623	77,224

Net financial operating income	23	120,638	98,694
Net foreign exchange transactions	24	(39,404)	(27,005)
Other operating income		14,139	11,844
Total operating income		471,694	473,952

Credit risk provisions	25	(82,905)	(64,037)
OPERATING INCOME, NET OF CREDIT
RISK PROVISIONS		388,789	409,915

Payroll and personnel expenses	26	(101,097)	(108,734)
Administrative expenses	27	(102,758)	(96,571)
Depreciation and amortization	28	(21,659)	(25,918)
Impairment	28	(34)	-
Other operating expenses		(12,267)	(10,740)
TOTAL OPERATING EXPENSES		(237,815)	(241,963)

NET OPERATING INCOME		150,974	167,952

Income attributable to investments in other companies	11	1,260	1,304

Profit before taxes		152,234	169,256
Income tax expense		(41,575)	(49,027)

PROFIT FOR THE PERIOD		110,659	120,229
Attributable to:
Owners of the bank		96,217	105,405
Non-controlling interest	20	14,442	14,824

Earnings per share attributable to owners of the bank: (expressed in Chilean pesos)
Basic earnings per share	20	0.283	0.310
Diluted earnings per share	20	0.283	0.310

The attached notes 1-32 are an integral part of these consolidated financial statements.

CORPBANCA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME FOR THE PERIOD
For the periods ended June 30, 2015 and 2014
(Figures in millions of Chilean pesos - MCh$)

		30.06.2015	30.06.2014
	Note	MCh$	MCh$

PROFIT FOR THE PERIOD		110,659	120,229

OTHER COMPREHENSIVE INCOME (LOSS) THAT WILL BE RECLASSIFIED TO PROFIT IN SUBSEQUENT PERIODS

Financial assets available for sale		(4,746)	3,245
Gain (loss) from currency translation of Colombian investment and New York
Branch		(23,400)	72,161
Loss from hedge of net investment in foreign operation		(4,781)	(1,586)
Gain (loss) from cash flow hedge		(8,114)	1,430
Other comprehensive income (loss) before taxes		(41,041)	75,250
Income taxes related to other comprehensive income (loss)		4,527	175

Total other comprehensive income (loss) that will be reclassified to profit in subsequent periods		(36,514)	75,425

OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT IN SUBSEQUENT PERIODS		-	-

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)		(36,514)	75,425

COMPREHENSIVE INCOME FOR THE PERIOD		74,145	195,654

Attributable to:
Owners of the bank		58,936	179,790
Non-controlling interest	20	15,209	15,864

CORPBANCA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the periods ended June 30, 2015 and 2014 and December 31, 2014
(Figures in millions of Chilean pesos—MCh$—except for the number of shares)

				Valuation Accounts						Retained Earnings
	Number of Shares	Capital	Reserves	Financial Assets Available for Sale	Hedge of Net Investment in Foreign Operation	Cash Flow Hedge	Income Taxes Related to Other Comprehensive Income (Loss)	Translation Adjust ment	Subtotal Valuation Accounts	Retained Earnings from Prior Periods	Profit for the Period	Provision for Minimum Dividends	Total Attributable to Owners of the Bank	Non-Controlling Inte rest	Total Equity
	In millions	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Equity as of January 1, 2014	340,358	781,559	515,618	(3,546)	(2,384)	(5,187)	1,952	(14,257)	(23,422)	60,040	155,093	(77,547)	1,411,341	305,698	1,717,039
Increase or decrease in capital and reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	703	703
Profit distribution	-	-	-	-	-	-	-	-	-	66,690	(155,093)	77,547	(10,856)	-	(10,856)
Provision for minimum dividends	-	-	-	-	-	-	-	-	-	-	-	(52,703)	(52,703)	-	(52,703)
Comprehensive income for the period	-	-	-	1,669	(1,586)	1,430	711	72,161	74,385	-	105,405	-	179,790	15,864	195,654
Movements generated by non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	24,851	24,851
Equity as of June 30, 2014	340,358	781,559	515,618	(1,877)	(3,970)	(3,757)	2,663	57,904	50,963	126,730	105,405	(52,703)	1,527,572	347,116	1,874,688

Equity as of January 1, 2014	340,358	781,559	515,618	(3,546)	(2,384)	(5,187)	1,952	(14,257)	(23,422)	60,040	155,093	(77,547)	1,411,341	305,698	1,717,039
Increase or decrease in capital and reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	1,045	1,045
Profit distribution	-	-	-	-	-	-	-	-	-	66,690	(155,093)	77,547	(10,856)	-	(10,856)
Provision for minimum dividends	-	-	-	-	-	-	-	-	-	-	-	(113,130)	(113,130)	-	(113,130)
Comprehensive income for the period	-	-	-	(8,059)	(4,751)	6,145	4,270	(67,793)	(70,188)	-	226,260	-	156,072	40,960	197,032
Movements generated by non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	(23,390)	(23,390)
Equity as of December 31, 2014	340,358	781,559	515,618	(11,605)	(7,135)	958	6,222	(82,050)	(93,610)	126,730	226,260	(113,130)	1,443,427	324,313	1,767,740

Equity as of January 1, 2015	340,358	781,559	515,618	(11,605)	(7,135)	958	6,222	(82,050)	(93,610)	126,730	226,260	(113,130)	1,443,427	324,313	1,767,740
Increase or decrease in capital and reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Profit distribution	-	-	-	-	-	-	-	-	-	(126,730)	(226,260)	113,130	(239,860)	-	(239,860)
Provision for minimum dividends	-	-	-	-	-	-	-	-	-	-	-	(48,108)	(48,108)	-	(48,108)
Comprehensive income for the period	-	-	-	(5,403)	(5,336)	(8,114)	4,972	(23,400)	(37,281)	-	96,217	-	58,936	15,209	74,145
Movements generated by non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	(11,191)	(11,191)
Equity as of June 30, 2015	340,358	781,559	515,618	(17,008)	(12,471)	(7,156)	11,194	(105,450)	(130,891)	-	96,217	(48,108)	1,214,395	328,331	1,542,726

The attached notes 1-32 are an integral part of these consolidated financial statements.

CORPBANCA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the periods ended June 30, 2015 and 2014
(Figures in millions of Chilean pesos - MCh$)

	Note	30.06.2015	30.06.2014
		MCh$	MCh$

CASH FLOWS FROM OPERATING ACTIVITIES:

Profit for the period before taxes		152,234	169,256

Charges (credits) to income that do not represent cash flows:
Depreciation and amortization	28	21,659	25,918
Credit risk provisions	25	93,555	75,511
Provisions and write-offs for assets received in lieu of payment		315	504
Provisions for contingencies		1,119	1,949
Adjustment to market value of investments and derivatives		(61,716)	508
Net interest and indexation income	21	(299,698)	(313,195)
Net fee and commission income	22	(76,623)	(77,224)
Net foreign exchange transactions	24	39,404	27,005
Changes in deferred tax assets and liabilities		(3,343)	12,181
Changes in foreign exchange rates of assets and liabilities		120,776	94,275
Other (credits) charges that do not represent cash flows		(12,145)	17,872
Subtotal		(24,463)	34,560

Loans to customers and banks		(160,679)	(1,717,600)
Receivables from repurchase agreements and securities borrowing		479	129,958
Trading securities		107,580	(255,057)
Financial assets available for sale		(351,230)	261,692
Financial assets held to maturity		(90,518)	(20,547)
Other assets and liabilities		144,365	(52,278)
Savings accounts and time deposits		225,895	575,540
Current accounts and other demand deposits		113,404	719,497
Payables from repurchase agreements and securities lending		(70,584)	(46,065)
Dividends received from investments in other companies	11	1,260	1,304
Foreign borrowings obtained		1,443,073	1,574,403
Repayment of foreign borrowings		(1,413,938)	(1,467,688)
Interest paid		(318,570)	(362,255)
Interest earned		609,541	589,349
Income taxes		(41,575)	(49,027)
Repayment of other borrowings		(833)	(1,587)
Net cash flows provided by (used in) operating activities		173,207	(85,801)

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of property, plant and equipment and intangible assets		(18,408)	(10,783)
Sale of property, plant and equipment		563	1,302
Proceeds from sale of assets received in lieu of payment		1,372	2,931
Net cash flows used in investing activities		(16,473)	(6,550)

CASH FLOWS FROM FINANCING ACTIVITIES:
Debt issued		87,179	411,907
Redemption of debt issued		(162,761)	(230,400)
Dividends paid	20	(113,130)	(88,403)
Net cash flows provided by (used in) financing activities		(188,712)	93,104

Effect of changes in exchange rates		1,751	4,666

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(30,227)	5,419

Cash and cash equivalents at beginning of period		1,430,586	1,327,476
Cash and cash equivalents at end of period	5	1,400,359	1,332,895
Net increase (decrease) in cash and cash equivalents		(30,227)	5,419

Additional Information

Taxes paid during the period		(34,108)	(28,275)
Tax refunds received		1,852	358

The attached notes 1-32 are an integral part of these consolidated financial statements.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

CONTENTS

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

NOTE 1 -	GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Information – CorpBanca and its Subsidiaries

CorpBanca is incorporated under the laws of the Republic of Chile and regulated by the Superintendency of Banks and Financial Institutions (SBIF). The Bank’s objective is to execute and enter into all acts, contracts, transactions or businesses permitted by the General Banking Law, notwithstanding its ability to broaden or restrict its sphere of action, without modifying its bylaws, based on legal provisions issued in the future. This basis ranges from individuals to large corporations.

Since 2004, CorpBanca has been regulated by the United States Securities and Exchange Commission (“SEC”) because it is listed on the New York Stock Exchange (“NYSE”) through an American Depository Receipt (“ADR”) program.

Its legal domicile is Huérfanos 1072, Santiago, Chile and its website is www.corpbanca.cl.

i)   History

CorpBanca is the oldest private bank currently operating in Chile. It was founded as Banco de Concepción in 1871 by a group of residents of the city of Concepción led by Aníbal Pinto, who would later become President of Chile. In 1971, control of the Bank was transferred to the Chilean Development Corporation (Corporación de Fomento de la Producción or CORFO). That same year, it acquired Banco Francés and Banco Italiano in Chile, which enabled it to expand to Santiago. Between 1972 and 1975, the Bank acquired Banco de Chillán and Banco de Valdivia. In November 1975, CORFO sold its shares of the Bank to private investors, who took control of the Bank in 1976. In 1980, its name changed to Banco Concepción.

In 1983, Banco Concepción came under the control of the Chilean Superintendency of Banks, until 1986 when it was acquired by the National Mining Society (Sociedad Nacional de Minería or SONAMI). At this point, the Bank took a special interest in financing small and medium-sized mining interests, increasing its capital and selling part of its high-risk portfolio to the Chilean Central Bank.

In 1996, a group of investors led by Álvaro Saieh Bendeck acquired a majority interest in Banco Concepción. Following this change of ownership, the new controller took significant measures to improve risk management, enhance operating efficiency and expand operations. These measures included strict provisioning, cost reductions, technological enhancements and increases in productivity. As part of these efforts, the Bank changed its name to “CorpBanca” and assembled a team of directors and executives with broad experience in the Chilean financial services industry.

Since 1998, the Bank has considerably expanded its operations both through organic growth and by acquiring the consumer loan divisions of Corfinsa de Banco Sud Americano (presently Scotiabank Chile) and Financiera Condell. In 2009, the Bank began a process of international expansion by

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

opening a branch in New York. After that, it inaugurated a representation office in Madrid in 2011 and acquired Banco Santander Colombia, now called Banco CorpBanca Colombia, during the first half of 2012. In early August 2013, CorpBanca also acquired the operations of Helm Bank in Colombia, Panama and the Cayman Islands.

As part of this transaction, and in line with its growth and international expansion strategies, CorpBanca Colombia signed an agreement to acquire up to 100% of the shares of Helm Bank S.A. and all of its controlled subsidiaries. To date, it has acquired 99.78% of the total shares and controls that bank and its subsidiaries. This transaction also involved the direct acquisition by CorpBanca (Chile) of an 80% interest in Helm Corredor de Seguros S.A., which operates in Colombia and Panama. On June 1, 2014, Banco CorpBanca Colombia and Helm Bank merged to operate as one bank.

ii)    CorpBanca Today

CorpBanca—controlled by the Saieh Group with a 49.8752% ownership interest—is a commercial bank headquartered in Chile that also has operations in Colombia and Panama. It also has a branch in New York and a representation office in Madrid1. As of June 30, 2015, it has total consolidated assets of MCh$ 20,923,083 (MUS$ 32,771) and capital of MCh$ 1,542,726 (MUS$ 2,416). It offers universal banking products targeted towards both retail customers and large and medium-sized companies. The banking business is complemented by subsidiaries engaged in securities and insurance brokerage, trust services, asset management and financial advisory services. Its outstanding performance over the last 15 years has made it today Chile’s fourth largest private bank (as of May 2015 it had market share in Chile of 7.45%). For the twelve-month period ended June 30, 2015, the Bank reported return on average equity (RoAE) of 15.4%—affected by an increase of over US$1,300 million in its capital base in the period from June 2012 to January 2013—and a Basel Index of 9.71%. This solvency enabled it to acquire Banco Santander Colombia (currently Banco CorpBanca Colombia) in mid-2012 in a transaction that also involved the Santo Domingo Group, one of the most important economic groups in the Americas. In early August 2013, CorpBanca also acquired the operations of Helm Bank in Colombia, Panama and the Cayman Islands. As part of its regional expansion process, on January 29, 2014, CorpBanca and CorpGroup signed an agreement with Itaú-Unibanco and Itaú Chile in which the banks agreed to merge operations in Chile and Colombia. The merger of CorpBanca-Itaú Chile is subject to regulatory approval in Chile, Brazil, Colombia, Panama and the United States. The merged bank will be the fourth largest private bank in Chile with over US$46.0 billion in consolidated assets, more than US$33.8 billion in loans and around US$27.1 billion in deposits. With this greater scale, the new bank will be able to take advantage of diverse cross-selling opportunities and access funds at a lower cost. The new bank’s capital will be fortified with a capital increase of US$552 million that Itaú Unibanco will inject into Itaú Chile before the merger.

iii)   CorpBanca and Subsidiaries

CorpBanca and its subsidiaries (collectively referred to hereinafter as the “Bank” or “CorpBanca”) offer commercial and consumer banking services as well as other services, including factoring, collections, leasing, insurance and securities brokerage, mutual funds and asset management and

________________________________________
1 Neither CorpBanca nor its subsidiaries operate using the currency of a hyperinflationary economy.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

related transactions in Chile and Colombia. The following section summarizes the history of its subsidiaries and/or branches in Chile and abroad:

Parent Company and Subsidiaries in Chile

Banco CorpBanca. The Parent Company is a diverse group of entities that are engaged in different activities. As a result, CorpBanca must prepare consolidated financial statements that include its subsidiaries and its foreign branch, as well as investments in banking support subsidiaries, among others. The domestic and foreign markets where the Bank does business are described in subsequent sections.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

a)    Accounting Periods Covered

These consolidated financial statements cover the periods ended June 30, 2015 and 2014, and the year ended December 31, 2014.

b)    Basis of Preparation of the Consolidated Financial Statements

These consolidated financial statements have been prepared in accordance with the Compendium of Accounting Standards issued by the SBIF. The SBIF is the regulator that, in accordance with Article No. 15 of the General Banking Law, establishes that banks must use the accounting principles mandated by it and any matter not addressed therein, as long as it does not contradict its instructions, should adhere to international accounting standards and international financial reporting standards (IAS/IFRS) as agreed upon by the International Accounting Standards Board (IASB). Should any discrepancies arise between these accounting principles and the accounting criteria issued by the SBIF (Compendium of Accounting Standards), the latter shall take precedence.

The notes to the consolidated financial statements contain information in addition to that presented in the Consolidated Statements of Financial Position, the Consolidated Statements of Income for the Period, the Consolidated Statements of Other Comprehensive Income for the Period, the Consolidated Statements of Changes in Equity and the Consolidated Statements of Cash Flows. These notes provide clear, relevant, reliable and comparable narrative descriptions and details on these statements.

In accordance with Chapter C-2 Interim Statements of Financial Position of the SBIF Compendium of Accounting Standards, the notes contained in these financial statements have been prepared in accordance with International Accounting Standard No. 34 Interim Financial Reporting, issued by the International Accounting Standards Board (IASB).

IAS 34 establishes that interim financial reporting is prepared mainly with the intent to update the contents of the most recent annual consolidated financial statements, placing emphasis on the new activities, events and circumstances that have occurred during the six-month period following the most recent period-end and not duplicating the information published previously in the most recent consolidated financial statements.

As a result, these financial statements do not include all of the information required in the complete consolidated financial statements prepared in accordance with international accounting and financial reporting standards issued by the IASB. Therefore, for a proper understanding of the information included in these financial statements, they should be read together with the annual consolidated financial statements of CorpBanca and subsidiaries for the immediately preceding period.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

c)    Consolidation Criteria

These consolidated financial statements include the preparation of the separate (individual) financial statements of the Bank and the diverse companies (New York Branch and controlled entities and subsidiaries) that are consolidated as of June 30, 2015 and 2014, and December 31, 2014, and include any adjustments and reclassifications necessary to standardize the accounting policies and valuation criteria applied by the Bank in accordance with the standards stipulated by the SBIF Compendium of Accounting Standards.

Intercompany balances and any unrealized income or expenses that arise from group intercompany transactions are eliminated in preparing the consolidated financial statements.

The same accounting policies, presentation and calculation methods applied in preparing the Group’s financial statements for the year ended December 31, 2014, were used in these consolidated interim financial statements, except for any possible amendments to the standards in letter j) below.

For consolidation purposes, the financial statements of the New York companies have been converted to Chilean pesos at the exchange rate of Ch$638.47 per US$1 as of June 30, 2015 (Ch$552.81 per US$1 as of June 30, 2014, and Ch$605.46 per US$1 as of December 31, 2014). The Colombian subsidiaries have used the exchange rate of Ch$0.2454 per COP$1 as of June 30, 2015, (Ch$0.2945 per COP$1 as of June 30, 2014 and Ch$0.2532 per COP$1 as of December 31, 2014) in accordance with International Accounting Standard 21, regarding the valuation of foreign investments in economically stable countries.

The assets, liabilities, operating income and expenses of subsidiaries net of consolidation adjustments represent 38.48%, 39.85%, 58.76% and 56.56% respectively, of the total assets, liabilities, income and expenses of consolidated operations as of June 30, 2015 (40.88%, 43.23%, 59.14% and 54.21% in 2014, respectively). Unrealized income and expenses from transactions with equity method investments are eliminated from the investment based on the entity’s equity interest (as of June 30, 2015 and 2014 and December 31, 2014, the Bank did not record any such transactions).

d)    Controlled Entities

Regardless of the nature of its involvement in an entity (the investee), CorpBanca will determine whether it is a controller by assessing its control over the investee.

The Bank controls an investee when it has exposure, or rights, to variable returns from the investor’s involvement with the investee and has the ability to use its power over the investee to affect the amount of the investor’s returns.

Therefore, the Company controls an investee if and only if it has all of the following elements:

a)	Power over the investee, i.e. existing rights that give it the ability to direct the relevant activities of the investee (the activities that significantly affect the investee’s returns);

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

b)	Exposure, or rights, to variable returns from its involvement with the investee;

c)	The ability to use its power over the investee to affect the amount of the investor’s returns.

When the Bank has less than the majority of voting rights in an investee, but these voting rights are sufficient to give it the practical ability to unilaterally direct the investee’s relevant activities, the Bank is determined to have control. The Bank considers all relevant factors and circumstances in evaluating whether voting rights are sufficient to obtain control, including:

●	the size of the Bank’s holding of voting rights relative to the size and dispersion of holdings of other vote holders;

●	potential voting rights held by the investor, other vote holders or other parties;

●	rights from other contractual agreements;

●
any additional facts and circumstances that indicate that the investor has, or does not have, the current ability to direct the relevant activities when decisions need to be made, including voting behavior patterns in prior shareholder meetings.

The Bank reevaluates whether or not it has control in an investee if the facts and circumstances indicate that there have been changes in one or more of the elements of control listed above.

The financial statements of controlled companies are consolidated with those of the Bank using the global integration method (line by line). Using this method, all balances and transactions between consolidated companies have been eliminated upon consolidation. The consolidated financial statements include all assets, liabilities, equity, income, expenses, and cash flows from the controller and its subsidiaries presented as if they were one sole economic entity. A controller prepares consolidated financial statements using uniform accounting policies for similar transactions and other events under equivalent circumstances.

It also presents non-controlling interests in the Consolidated Statement of Financial Position, within equity, separately from the equity of the owners of the parent company. Changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control are equity transactions (i.e. transactions with the owners in their role as such).

An entity shall attribute profit for the period and each component of other comprehensive income to the owners of the parent company and the non-controlling interests.
The entity shall also attribute total comprehensive income to the owners of the parent company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

The following table details the entities over which CorpBanca has the ability to exercise control and, therefore, the entities that it consolidates:

			Ownership Percentage
			As of June 30, 2015				As of December 31, 2014				As of June 30, 2014
	Currency	Currency Functional	Direct %	Indirect %	Total %		Direct %	Indirect %	Total %		Direct %	Indirect %	Total %
CorpBanca Corredores de Bolsa S.A.	Chile		$99,990	0,010	100,000	-	99,990	0,010	100,000	-	99,990	0,010	100,000
CorpBanca Administradora General de Fondos S.A.	Chile		$99,996	0,004	100,000	-	99,996	0,004	100,000	-	99,996	0,004	100,000
CorpBanca Asesorías Financieras S.A. (1)	Chile		$99,990	0,010	100,000	-	99,990	0,010	100,000	-	99,990	0,010	100,000
CorpBanca Corredores de Seguros S.A.	Chile		$99,990	0,010	100,000	-	99,990	0,010	100,000	-	99,990	0,010	100,000
CorpLegal S.A. (1)	Chile		$99,990	0,010	100,000	-	99,990	0,010	100,000	-	99,990	0,010	100,000
Recaudaciones y Cobranzas S.A. (1) (2)	Chile		$99,990	0,010	100,000	-	-	-	-	-	-	-	-
CorpBanca Agencia de Valores S.A.	Chile		$-	-	-	-	-	-	-	-	99,990	0,010	100,000
SMU CORP S.A. (1)	Chile		$51,000	-	51,000	-	51,000	-	51,000	-	51,000	-	51,000
CorpBanca New York Branch (1)	EE.UU	US$	100,000	-	100,000	0	100,000	-	100,000	-	100,000	-	100,000
Corpbanca Securities INC-NY (1)	EE.UU	US$	100,000	-	100,000	0	100,000	-	100,000	-	100,000	-	100,000
Banco CorpBanca Colombia S.A. (3)	Colombia	COP$	66,279	-	66,279	0	66,279	-	66,279	-	66,279	-	66,279
Helm Corredor de Seguros S.A (3)	Colombia	COP$	80,000	-	80,000	-	80,000	-	80,000	-	80,000	-	80,000
CorpBanca Investment Trust Colombia S.A. (3)	Colombia	US$	5,499	62,634	68,133	0	5,499	62,634	68,133	-	5,499	62,634	68,133
Helm Comisionista de Bolsa S.A. (Ex CIVAL) (3) (4)	Colombia	COP$	2,219	62,944	65,163	0	2,219	62,944	65,163	-	5,060	62,925	67,985
Helm Comisionista de Bolsa S.A. (fusionado) (3) (4)	Colombia	COP$	-	-	-	0	-	-	-	-	-	66,276	66,276
Helm Fiduciaria S.A (3)	Colombia	COP$	-	62,944	62,944	0	-	62,944	62,944	-	-	66,266	66,266
Helm Bank (Panamá) S.A. (3)	Panamá	US$	-	66,279	66,279	0	-	66,279	66,279	-	-	66,279	66,279
Helm Casa de Valores (Panama) S.A. (3)	Panamá	US$	-	66,276	66,276	0	-	66,276	66,276	-	-	66,276	66,276

Associates and Banking Support Companies

Associates are entities over which the Bank has the capacity to exercise significant influence, but not control or joint control. Usually, this capacity manifests itself through an ownership interest equal to or greater than 20% of the entity’s voting rights and is valued using the equity method.

Other factors considered in determining whether there is significant influence over an entity include representation on the board of directors and the existence of material transactions.

Investments in Other Companies

Shares or rights in other companies are those in which the Bank does not have control or significant influence. These interests are recorded at purchase value (historical cost).
________________________________________
(2)    Companies regulated by the Superintendency of Banks and Financial Institutions (SBIF). The remaining companies in Chile are regulated by the Superintendency of Securities and Insurance (SVS).
(3)    On February 25, 2015, CorpBanca acquired 73,609 shares of the company “Recaudaciones y Cobranzas S.A.”, and its subsidiary CorpBanca Asesorías Financieras S.A. acquired 1 share of the same company. As a result, the Bank came to hold, directly and indirectly, 100% of its share capital (see Note 3 Material Events).
(4)    Companies regulated by the Colombian Financial Superintendency, which has a supervision agreement with the SBIF.
(5)    Companies merged in September 2014. The entity has kept the corporate name Helm Comisionista de Bolsa S.A. and the taxpayer ID number of CIVAL.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

Asset Management, Trust Business and Other Related Businesses.

CorpBanca and its subsidiaries manage assets held in common investment funds and other investment products on behalf of investors and receive market-rate compensation for services provided. The resources managed belong to third parties and, therefore, are not included in the Consolidated Statement of Financial Position.

In accordance with IFRS 10 Consolidated Financial Statements, for consolidation purposes, the role of the Bank and its subsidiaries with respect to the managed funds must be evaluated to determine whether it is acting as Agent or Principal. This evaluation must take into account the following elements:

- Scope of its decision-making authority over the investee.
- Rights held by other parties.
- Remuneration it is entitled to in accordance with the remuneration agreement.
- Decision-maker’s exposure to variability of returns from other interests that it holds in the investee.

The Bank does not control or consolidate any trust businesses or other entities related to this type of business. CorpBanca and its subsidiaries manage funds on behalf of and for the benefit of investors, acting solely as an Agent. The assets managed by CorpBanca Administradora General de Fondos S.A., CorpBanca Investment Trust Colombia S.A. and Helm Fiduciaria are owned by third parties. Under this category, and in accordance with the abovementioned standard, they do not control these funds when they exercise their decision-making authority. Therefore, as of June 30, 2015, and December 31, 2014 and 2013, they act as agents and, therefore, no funds are consolidated.

e)    Non-Controlling Interests

This represents the portion of the profits and net assets not owned by the Bank, directly or indirectly. It is shown as a separate item in the Consolidated Statements of Income and Comprehensive Income and within equity in the Consolidated Statement of Financial Position, separately from equity attributable to the Bank’s owners (shareholders).

Non-controlling interest that corresponds to equity (including profit for the year and comprehensive income) of subsidiaries (and controlled entities) not directly or indirectly attributable to the controller.

f)    Use of Estimates and Judgment

In preparing these consolidated financial statements, the Company’s management has made certain estimates, judgments and assumptions that affect the application of accounting policies and reported balances of assets and liabilities, disclosures of contingent assets and liabilities as of period-end, and reported values of income and expenses during the period. Real results could differ from these estimated amounts.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

Relevant estimates and assumptions are reviewed regularly by management in order to quantify certain assets, liabilities, income and expenses. Revisions to accounting estimates are recognized in the year in which the estimate is revised and in any future period that is affected.

In certain cases, SBIF Standards and generally accepted accounting principles require assets and liabilities to be recorded and/or disclosed at fair value. Fair value is the amount at which an asset can be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. When market prices in active markets are available, they have been used as a valuation basis. When market prices in active markets are not available, the Bank estimates these values based on the best information available, including the use of models or other valuation techniques.

The Bank has established provisions to cover possible loan losses in accordance with SBIF regulations. In estimating provisions, these regulations require provisions to be regularly assessed, taking into consideration factors such as changes in the nature and size of the loan portfolio, forecasted portfolio trends, loan quality and economic conditions that may affect debtor payment capacity. Changes in loan loss allowances are presented as “Credit Risk Provisions” in the Consolidated Statement of Income.

Loans are charged off when management determines that the loan or a portion of the loan cannot be collected in accordance with SBIF regulations in Chapter B-2 Impaired or Charged-Off Loans. Credit risk provisions are reduced to record charge-offs.

In particular, information regarding more significant areas of estimates of uncertainties and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are described in the following notes:

●	Useful life of material and intangible assets (Notes 12, 13 and 28).
●	Valuation of goodwill (Notes 12 and 28).
●	Credit risk provisions (Notes 9 and 25).
●	Fair value of financial assets and liabilities (Notes 6, 7, 10 and 30).
●	Contingencies and commitments (Note 19).
●	Impairment losses for certain assets (Notes 8, 9, 10 and 28).
●	Current and deferred taxes.
●	Consolidation perimeter and evaluation of control (Note 1, letter c)).

During the six-month period ended June 30, 2015, there have been no significant changes in the estimates made as of year-end 2014 that differ from those included in these consolidated financial statements.

g)     Relative Importance

In determining disclosures about different financial statement items and other matters, in accordance with IAS 34 Interim Financial Reporting, the Bank has considered the relative importance of these items with respect to the financial statements for the period.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

h)    Seasonal or Cyclical Nature of Interim Transactions:

The activities carried out by the Bank and its subsidiaries are not seasonal or cyclical in nature. As a result, no specific disclosures have been included in the notes to the consolidated financial statements for the period ended June 30, 2015.

i)    Uniformity

The accounting policies used in preparing these financial statements are consistent with the audited annual financial statements as of December 31, 2014, except for the adoption of any amended standards (see letter j) below).

j)    Accounting Pronouncements

(i)    SBIF Rulings

As of the date of issuance of these consolidated financial statements, the following new accounting or related pronouncements have been issued by the SBIF:

o
Previously, the accounting information sent monthly to the SBIF included higher education loans regulated by Law 20,027 within commercial loans and all other student loans within consumer loans, without differentiating them from other loans.

In order to apply the same treatment to all loans granted to finance higher education, the SBIF issued Ruling 3,583 on May 25, 2015, and modified the corresponding texts in Chapter C-3 of the Compendium of Accounting Standards, requiring all student loans to be reported within Commercial Loans. The amendments in this ruling take effect for information as of January 1, 2016.

This provision will be disclosed prospectively as a “change in accounting estimate” applied to loans in effect as of January 1, 2016, and from that date forward (change from consumer to commercial accounting rules). This also involves comparative accounting disclosures in the notes to the financial statements for quarterly and annual reporting dates. The accounting estimate will affect all aspects of loans transferred from consumer to commercial for the current portfolio as of January 1, 2016, including provisions, suspended interest and indexation, charge-offs, etc.

(ii)    SVS Rulings

o
On January 13, 2014, the Superintendency of Securities and Insurance (SVS) issued Ruling 2,137 to regulate the format and content of financial statements that must be sent to the SVS by insurance brokers that are not individuals. This standard requires financial statements to be presented under IFRS beginning January 1, 2015, and establishes the accounting criteria for recognizing commission income, which are described as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

i. Brokerage commissions

1.       Commission shall be deferred using the straight-line method and recognized over the term of the policy. Therefore, total income will be proportional to the months that have lapsed over the total term of the policy, with no need to record any liability or additional deferral.

2.       If the method described in number 1 above is not used, at the start of the policy brokers may calculate the percentage of commissions to be recognized and the percentage of commissions to be deferred, in addition to a provision for refunded commissions for each of the portfolios of policies brokered, explained as follows:

a. The entity must have a cost allocation methodology to identify expenses related to issuing policies separately from expenses necessary to provide future services. The methodology and percentage established for this purpose may not be used for a period of less than three years once implemented.

ii. Profit, Awards and Favorable Experience Commission
Awards recorded by brokers must be registered only once contractually defined objectives have been met, provided that there are no clauses indicating that a future service that must be supplied.

It also includes other considerations in the accounting treatment of commissions and awards for co-insurance and co-brokerage.

(iii) The following new standards and interpretations have been issued but application is not yet mandatory:

New and Revised IFRS Issued but not yet Effective:

New IFRS	Mandatory Effective Date

IFRS 9 Financial Instruments	Annual periods beginning on or after January 1, 2018

IFRS 14 Regulatory Deferral Account	Annual periods beginning on or after January 1, 2016

IFRS 15 Revenue from Contracts with Customers	Annual periods beginning on or after January 1, 2017

Amendments to IFRS	Mandatory Effective Date

Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11)	Annual periods beginning on or after January 1, 2016

Clarification of Acceptable Methods of Depreciation and Amortization (Amendments to IAS 16 and IAS 38)	Annual periods beginning on or after January 1, 2016

Agriculture: Bearer Plants (Amendments to IAS 16 and IAS 41)	Annual periods beginning on or after January 1, 2016

Equity Method in Separate Financial Statements (Amendments to IAS 27)	Annual periods beginning on or after January 1, 2016

Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)	Annual periods beginning on or after January 1, 2016

Presentation of Financial Statements (Amendments to IAS 1)	Annual periods beginning on or after January 1, 2016

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

Investment Entities: Applying the Consolidation Exception (Amendments to IFRS 10, IFRS 12 and IAS 28).	Annual periods beginning on or after January 1, 2016

Annual Improvements Cycle 2012-2014 - Amendments to Four IFRS.	Annual periods beginning on or after July 1, 2016

IFRS 9 Financial Instruments

On November 12, 2009, the International Accounting Standards Board (IASB) issued IFRS 9 Financial Instruments. This standard introduces new requirements for classifying and measuring financial assets. It is effective for annual periods beginning on or after January 1, 2013, allowing early adoption. IFRS 9 specifies how an entity should classify and measure its financial assets. This standard requires that all financial assets be classified on the basis of an entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. Financial assets are either measured at amortized cost or at fair value. Only those financial assets measured at amortized cost are tested for impairment. On October 28, 2010, the IASB published a revised version of IFRS 9 Financial Instruments. The revised standard retains the requirements for classification and measurement of financial assets that were published in November 2009 but adds guidance on the classification and measurement of financial liabilities. As part of the restructuring of IFRS 9, the IASB has also copied the guidance on derecognition of financial instruments and related implementation guidance from IAS 39 to IFRS 9. This new guidance concludes the first phase of the IASB’s project to replace IAS 39. The other phases (impairment and hedge accounting) have not yet been finalized.

The guidance included in IFRS 9 regarding the classification and measurement of financial assets has not changed from that in IAS 39. In other words, financial liabilities will continue to be measured at either amortized cost or fair value through profit and loss. The concept of bifurcating derivatives incorporated in a contract for a financial asset has also not changed. Financial liabilities held for trading will continue to be measured at fair value through profit and loss and all other financial assets will be measured at amortized cost unless the fair value option is applied using the criteria currently existing in IAS 39.

Nevertheless, there are two differences with respect to IAS 39:

The presentation of the effects of changes in the fair value attributable to the credit risk of a liability; and

The elimination of the cost exemption for derivative liabilities to be settled by delivery of unquoted equity instruments.

On December 16, 2011, the IASB issued Mandatory Effective Date and Transitional Disclosures (Amendments to IFRS 9), deferring the effective date of the 2009 and 2010 versions to annual periods that begin on or after January 1, 2015. Prior to the amendments, application of IFRS 9 was mandatory for annual periods that began after 2013. The amendments change the requirements for the transition from IAS 39 Financial Instruments: Recognition and Measurement to IFRS 9.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

Furthermore, the amendments also modify IFRS 7 Financial Instruments: Disclosures to add certain requirements in the reporting period in which the effective date of IFRS 9 is included.

On November 19, 2013, the IASB issued a revised version of IFRS 9, which introduces a new chapter to IFRS 9 on hedge accounting, putting in place a new hedge accounting model that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures. The revised version of IFRS 9 permits an entity to apply only the requirements introduced in IFRS 9 (2010) for the presentation of gains and losses on financial liabilities designated as at fair value through profit or loss without applying the other requirements of IFRS 9, meaning the portion of the change in fair value related to changes in the entity’s own credit risk can be presented in other comprehensive income rather than within profit or loss. The mandatory implementation of IFRS 9 (2013), IFRS 9 (2010) and IFRS 9 (2009) is for annual periods beginning on or after January 1, 2018.

Management is still in the process of evaluating the potential impact of these amendments / new pronouncements.

IFRS 14 Regulatory Deferral Account

On January 30, 2014, the IASB issued IFRS 14 Regulatory Deferral Accounts. This standard is applicable to first-time adopters of IFRS and for entities which are involved in rate-regulated activities and recognized regulatory deferral account balances under its previous generally accepted accounting principles. This standard requires separate presentation of regulatory deferral account balances in the statement of financial position and statement of comprehensive income. IFRS 14 is effective for an entity’s first annual IFRS financial statements for a period beginning on or after January 1, 2016, with earlier application permitted.

Management is still in the process of evaluating the potential impact of these amendments / new pronouncements.

IFRS 15 Revenue from Contracts with Customers

On May 28, 2014, the IASB has published its new standard, IFRS 15 Revenue from Contracts with Customers. At the same time, the Financial Accounting Standards Board (FASB) has published its equivalent revenue standard, ASU 2014-09.

The new standard provides a single, principles based five-step model to be applied to all contracts with customers: i) identify the contract with the customer, ii) identify the performance obligations in the contract, iii) determine the transaction price, iv) allocate the transaction price to the performance obligations in the contracts, v) recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 must be applied in an entity’s first annual IFRS financial statements for periods beginning on or after January 1, 2017. Application of the standard is mandatory and early adoption is permitted. An entity that chooses to apply IFRS 15 earlier than January 1, 2016 must disclose this fact.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

Management is still in the process of evaluating the potential impact of these amendments / new pronouncements.

IFRS 11 Accounting for Acquisitions of Interests in Joint Operations

On May 6, 2014, the IASB issued Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11). These amendments clarify the accounting for acquisitions of an interest in a joint operation when the operation constitutes a business.

It amends IFRS 11 Joint Arrangements to require an acquirer of an interest in a joint operation in which the activity constitutes a business (as defined in IFRS 3 Business Combinations) to:

●	Apply all of the business combinations accounting principles in IFRS 3 and other IFRS, except for those principles that conflict with the guidance in IFRS 11;
●	Disclose the information required by IFRS 3 and other IFRS for business combinations.

The amendments are effective for annual periods beginning on or after January 1, 2016. Earlier application is permitted but corresponding disclosures are required. The amendments apply prospectively.

Management is still in the process of evaluating the potential impact of these amendments / new pronouncements.

IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization

On May 12, 2014, the IASB published Clarification of Acceptable Methods of Depreciation and Amortization (Amendments to IAS 16 and IAS 38). The amendments provide additional guidance on how the depreciation or amortization of property, plant and equipment and intangible assets should be calculated. They are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted.

Management is still in the process of evaluating the potential impact of these amendments / new pronouncements.

IAS 16 and IAS 41 Agriculture: Bearer Plants

On September 30, 2014, the IASB published Agriculture: Bearer Plants (Amendments to IAS 16 and IAS 41). The amendments bring bearer plants, which are used solely to grow produce, into the scope of IAS 16 so that they are accounted for in the same way as property, plant and equipment. The amendments are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted.

It amends IAS 16 Property, Plant and Equipment and IAS 41 Agriculture to:

●
Include ‘bearer plants’ within the scope of IAS 16 rather than IAS 41, allowing such assets to be accounted for a property, plant and equipment and measured after initial recognition on a cost or revaluation basis in accordance with IAS 16;

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

●
Introduce a definition of ‘bearer plants’ as a living plant that is used in the production or supply of agricultural produce, is expected to bear produce for more than one period and has a remote likelihood of being sold as agricultural produce, except for incidental scrap sales;

●	Clarify that produce growing on bearer plants remains within the scope of IAS 41.

Management is still in the process of evaluating the potential impact of these amendments / new pronouncements.

IAS 27 Equity Method in Separate Financial Statements

On August 18, 2014, the IASB published Equity Method in Separate Financial Statements (Amendments to IAS 27). The amendment allows subsidiaries, joint ventures and associates to consider the option of using the equity method in separate financial statements. The amendment is effective for annual periods beginning on or after January 1, 2016, with earlier application permitted.

Management is still in the process of evaluating the potential impact of these amendments / new pronouncements.

IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

On September 11, 2014, the IASB published Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28).

The amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures (2011) are intended to clarify the accounting for the sale or contribution of assets by an investor to its associate or joint venture, therefore:

-
They require full recognition in the investor’s financial statements of gains and losses arising from the sale or contribution of assets that constitute a business (based on the definition in IFRS 3 Business Combinations).

-	They require partial recognition of gains and losses, using the equity method, arising from the sale or contribution of assets that do not constitute a business.

These requirements apply regardless of the legal form of the transaction.

Management is still in the process of evaluating the potential impact of these amendments / new pronouncements.

IFRS 10 Consolidated Financial Statements, IFRS 12 Disclosure of Interests in Other Entities and IAS 28 Investments in Associates and Joint Ventures

In December 2014, the IASB amended IFRS 10, IFRS 12 and IAS 28 related to the application of the consolidation exception for investment entities. The amendments introduce minor clarifications

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

regarding the requirements for accounting for investment entities. They also provide relief in certain circumstances, which will reduce the cost of applying these standards.

Application of these amendments is mandatory for periods beginning on or after January 1, 2016. Early adoption is permitted.

Management is still in the process of evaluating the potential impact of these amendments / new pronouncements.

IAS 1 Presentation of Financial Statements

In December 2014, the IASB published Disclosure Initiative (Amendments to IAS 1) as part of the initiative to improve presentation and disclosure in financial reports.

These amendments are in response to consultations on presentation and disclosure requirements and have been designed to allow companies to apply professional judgment in determining what information should be disclosed in their financial statements.

The effective date for these amendments is for periods beginning on or after January 1, 2016. Early adoption is permitted.

Management is still in the process of evaluating the potential impact of these amendments / new pronouncements.

Annual Improvements Cycle 2012 - 2014

Standard	Topic	Details
IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations	Changes in methods of disposal.
IFRS 5 is amended to stipulate that in circumstances in which an entity:
(a)  reclassifies an asset (or disposal group) directly from held for distribution to held for sale; or
(b)  reclassifies an asset (or disposal group) directly from held for sale to held for distribution; said entity should not follow the guidance in paragraphs 27 to 29 to account for this change. IFRS 5 also states that in circumstances where an entity determines that the asset (or disposal group) is no longer available for immediate distribution or that the distribution is no longer highly probable, it must discontinue held-for-distribution accounting and apply the guidance in paragraphs 27 to 29 of IFRS 5.
The entity shall apply these amendments prospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors for annual periods beginning on or after January 1, 2016. Earlier application is permitted and must be disclosed.

IFRS 7 Financial Instruments: Disclosures	Servicing contracts and interim financial statement disclosures.
Adds guidance to clarify how an entity should apply the guidance in paragraph 42C of IFRS 7 to a servicing contract to decide whether it is “continuing involvement” for the purpose of determining the disclosures required by paragraphs 42E to

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

42H of IFRS 7.
The entity shall apply these amendments retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors for annual periods beginning on or after January 1, 2016, unless the entity does not need to apply the amendments in paragraphs B30 and B30A for any period beginning before the annual period. Early application of the amendments in paragraphs 44R, B30 and B30A is permitted.

IAS 19 Employee Benefits	Discount rate: regional market issue
The IASB clarifies that high quality corporate bonds used in estimating the discount rate for post-employment benefits should be denominated in the same currency as the liability. Thus, the depth of the market for high quality corporate bonds should be assessed at currency level.
The entity shall apply this amendment for annual periods beginning on or after January 1, 2016. Early implementation is permitted. If an entity applies the amendment in a prior period, it must disclose this circumstance.
The entity shall apply the amendments contained in paragraph 176 from the beginning of the first comparative periods presented in the first financial statements in which the entity applies the amendment. Any initial adjustment resulting from applying the amendment must be recognized in equity at the beginning of that period.

IAS 34 Interim Financial Reporting	Disclosure of information “elsewhere in the interim financial report”
The IASB amends IAS 34 to clarify the meaning of disclosing information “elsewhere in the interim financial report” and requires the inclusion of a cross-reference from the interim financial statements to the location of this information.
The entity shall apply these amendments prospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors for annual periods beginning on or after January 1, 2016. Earlier application is permitted and must be disclosed.

Management is still in the process of evaluating the potential impact of these amendments / new pronouncements.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

NOTE 2 -	ACCOUNTING CHANGES

During the period ended June 30, 2015, no significant accounting changes have occurred that affect the presentation of these consolidated financial statements.

NOTE 3 -	MATERIAL EVENTS

As of June 30, 2015, the following material events affecting the operations of the Bank and its subsidiaries or the consolidated financial statements have occurred:

CORPBANCA

a)    Board Meeting

On February 20, 2015, the board agreed to publicly communicate, as material events, the following matters:

That an ordinary general shareholders’ meeting had been convened for March 12, 2015, in order to conduct routine business and, among other items, to approve the financial statements for 2015 that report profit of MCh$226,260, and the board’s proposal to distribute MCh$113,129 in earnings, representing 50% of 2014 profit for the year, which translates into a dividend of Ch$0.332384912 per share to be distributed among all 340,358,194,234 shares issued by the Bank.

On that same date, the board agreed to distribute and pay the dividends once the shareholders’ meeting had concluded.

b)    Itaú – Corpbanca Merger Process.

1)    Panamanian Banking Superintendency Approves Itaú – CorpBanca Merger

On January 6, 2015, the merger of Banco Itaú Chile and CorpBanca that was announced in 2013 was approved.

2)    Modification of Transaction between CorpBanca and Banco Itaú

On March 3, 2015, the Bank rectified the information reported to the market as an essential event on January 29, 2014, regarding the transaction between CorpBanca and Banco Itáu Chile.

That communication reported that CorpGroup undertook to sell 1.53% of CorpBanca’s share capital, consisting of 5,208,344,218 shares of the Bank, and incorrectly reported that CorpGroup would hold a 32.92% interest in the combined entity once the merger was complete.

In actuality, after disposing of those shares and once the transaction is complete, CorpGroup will have a 33.13% interest.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

The relative interests in the merged bank will be as follows: (a) Itáu-Unibanco: 33.58%;(b) CorpGroup: 33.13%; and (c) Market (float): 33.29%.

3)    Expert Report

In an extraordinary meeting held May 5, 2015, the Board of Directors of CorpBanca formally reviewed the expert report issued by the independent expert, Alejandro Cerda Gallardo, partner at KPMG Auditores Consultores Limitada, for the purposes of the merger between CorpBanca and Banco Itaú Chile detailed in the Transaction Agreement signed on January 29, 2014.

The dividend discount model was used to value both banks, based on financial information as of December 31, 2014. Profit and projections were estimated with information as of that date without considering adjustments for subsequent variations.

Upon comparing the valuation in the Expert Report with the fairness opinions issued by the investment banks that were used to approve the Transaction Agreement, the board of directors considers there is a substantial decrease in the value of Banco Itaú Chile of approximately US$1.0 billion over a period of time no greater than 15 months.

As declared in a material event reported by Itaú Unibanco Holding S.A, the entity proposed to the Bank a financial adjustment consisting of an additional dividend of US$300 million for shareholders of CorpBanca charged to that bank’s retained earnings and a reduction of US$27 million in the ordinary dividend to be received by the shareholders of Banco Itaú Chile charged to profit for the year 2014.

On May 12, 2015, the Board of Directors of CorpBanca expressed that although the Financial Adjustment Proposal is a step in the right direction by Itaú Unibanco, it does not correct the difference in valuation in the Expert Report. This difference continues to be significant and requires an additional adjustment to be remedied given that, otherwise, the shareholders of CorpBanca would not receive the control premium that Itaú Unibanco should pay.

In addition, based on the earnings projections for CorpBanca and Banco Itaú Chile, and particularly the valuations in the Expert Report as of December 31, 2014, and the financial positions of the entities as of March 31, 2015, the Bank formally hired Citibank, N.A. to advise the board and issue a new fairness opinion. This was issued and made available to the Bank’s shareholders in May 2015.

4)    Extraordinary Board Meeting

In an extraordinary meeting held June 2, 2015, the Board of Directors of CorpBanca agreed to communicate the following essential event:

1.
Modification of Transaction Agreement. Through an instrument signed on this date, CorpBanca, Banco Itaú Chile and the other parties to the Transaction Agreement signed on January 29, 2014, agreed to modify it as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

a.
Special Dividend for CorpBanca. CorpBanca may distribute a special dividend equivalent to approximately US$400 million. Of this amount, (i) the distribution of Ch$239,860 million will be agreed on in the extraordinary shareholders’ meeting called for June 26, 2015, and charged to prior year profit; and (ii) the remaining amount, equivalent to UF 124,105, will be distributed to shareholders of CorpBanca when dividends for the year 2015 are paid (as indicated below).

b.
Reduction of Dividend for Banco Itaú Chile. Banco Itaú Chile will only distribute Ch$26,448 million charged to profit for the year 2014, and therefore part (Ch$16,399 million) of the previously agreed dividend must be nullified and will remain in Banco Itaú Chile.

c.
Dividends for the Year 2015. The parties agree that 50% of profit for the year 2015 of CorpBanca and Banco Itaú Chile will be distributed to the shareholders of each bank separately and, therefore, the merger, if approved, shall not take effect before January 1, 2016. In the same ordinary shareholders’ meeting, shareholders agreed to pay the amount indicated in letter (a)(ii) above. This distribution of profit for the year 2015 is a one-time exception to the terms and conditions regarding dividend payments established in the Shareholders Agreement (appendix to the Transaction Agreement).

d.
Purchase of Banco CorpBanca Colombia. The close of the sale of 12.36% of Banco CorpBanca Colombia by CorpGroup to the merged bank is postponed from the originally agreed-upon date of August 4, 2015, to a date no later than January 29, 2017. From August 4, 2015, until the date of close, the price agreed in the Transaction Agreement will accrue annual interest at Libor + 2.7%. Banco CorpBanca Colombia will not distribute dividends until the sale is closed.

e.	Deadline. The final deadline for completing the merger is May 2, 2016.

The signing of the amendments to the Transaction Agreement was approved by the Board of Directors of CorpBanca, based on a favorable report from the Directors’ Committee, complying with the other requirements established in Section XVI of the Corporations Law.

5)   Conditions for Approving the Merger

At an extraordinary shareholders’ meeting on June 26, 2015, to approve the merger between CorpBanca and Banco Itaú Chile, the shareholders made the following agreements:

●
To approve the merger of CorpBanca and Banco Itaú Chile, by which the latter would incorporate the former and come to be called “Itaú-CorpBanca”. The merger is subject to conditions precedent, including approval of the merger by shareholders of Banco Itaú Chile (approved June 30, 2015), one or more capital increases by Banco Itaú Chile to raise US$652 million and approval from the Superintendency of Banks and Financial Institutions.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

o	As a result, a capital increase was approved for CorpBanca that calls for the issuance of 172,048,565,857 shares to be given in exchange to shareholders of Banco Itaú Chile in the merger.

o
The merged bank will be controlled by Itaú Unibanco Holding S.A., which will hold 33.58% of its share capital while the remaining 66.42% will remain in the hands of the current shareholders of CorpBanca, of which Corpgroup will keep 33.13%.

o	The merged bank will do business as Banco Itaú or Itaú.

o	The proposed merger will take effect no earlier than January 1, 2016, and no later than May 2, 2016.

o	To approve several formal reforms to the bylaws, the rewritten text of the bylaws and an increase in the number of directors from 9 to 11.

o
To approve the distribution of 50% of profit for the year 2015 to be distributed separately to the shareholders of each bank. In addition to this 50%, the shareholders of CorpBanca will be entitled to receive the equivalent in pesos of UF 124,105, charged to profit for the year 2015, all within the framework of the proposed merger and its effects.

●
To approve the distribution of a special dividend of Ch$239,860 million, charged to retained earnings from 2014 and prior years, which shall be paid as a final dividend to all current 340,358,194,234 shares of CorpBanca, resulting in a dividend of Ch$0.704728148 per share. The dividend will be paid on July 1, 2015. The agreement to distribute the dividend is subject to the condition that the merger be approved by the shareholders of Banco Itaú Chile at an extraordinary shareholders’ meeting.

c) Acquisition of Shares of Recaudaciones y Cobranzas S.A.

On February 25, 2015, CorpBanca acquired 73,609 shares of the company “Recaudaciones y Cobranzas S.A.”, and its subsidiary CorpBanca Asesorías Financieras S.A. acquired 1 share of the same company. As a result, the Bank came to hold, directly and indirectly, 100% of its share capital.

As a result, the company Recaudaciones y Cobranzas S.A., which provides court and out-of-court collections services for loans, became a subsidiary of the bank under the terms of letter b) of articles 70 and 72 of the General Banking Law.

CORPBANCA ADMINISTRADORA GENERAL DE FONDOS S.A.

At the thirtieth ordinary general shareholders’ meeting held on February 16, 2015, the shareholders approved the financial statements and annual report as of December 31, 2014. At the same meeting, the chairman proposed to shareholders that all profits for the year ended 2014, totaling MCh$ 4,083, be distributed as dividends. The proposal was unanimously approved by those shareholders present,

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

who agreed to authorize the board of directors to decide when these dividends will be paid during 2015.

In an ordinary meeting of the Board of Directors of CorpBanca Administradora General de Fondos S.A. held on June 17, 2015, director Carlos Ruiz de Gamboa Riquelme presented his resignation, which was accepted by the board.

CORPBANCA CORREDORES DE BOLSA S.A.

In the twenty-second ordinary general shareholders’ meeting held March 12, 2015, shareholders unanimously agreed to distribute profits for the year ended December 31, 2014, totaling MCh$1,737, and agreed to authorize the board of directors to determine the date these dividends will be paid to shareholders. In any case, this payment should take place during 2015.

In the twenty-second ordinary general shareholders’ meeting held March 12, 2015, shareholders agreed to reelect the following directors in accordance with article 32 of the Corporations Law: José Francisco Sánchez Figueroa, José Manuel Garrido Bouzo, Pablo De la Cerda Merino, Américo Becerra Morales and Felipe Hurtado Arnolds.

CORPLEGAL S.A.

In a meeting of the board of directors on January 30, 2015, Andres Covacevich Cornejo submitted his resignation. Jorge Max Palazuelos was elected to replace him.

CORPBANCA CORREDORA DE SEGUROS

At the eighteenth ordinary general shareholders’ meeting held April 14, 2015, shareholders unanimously approved the annual report, the financial statements and attached notes and the independent auditors’ report and also agreed to distribute profit for the year 2014, of MCh$8,492, which will be prorated among shareholders based on their ownership interests. The board was authorized to determine the dates on which the dividends will be paid. In addition, in accordance with current regulations, the shareholders unanimously appointed the following directors: Richard Kouyoumdjian Inglis, Américo Becerra Morales, Francisco Guzman Bauza, Pablo de la Cerda Merino and Oscar Cerda Urrutia.

On May 27, 2014, Oscar Cerda Urrutia submitted his resignation as director. His resignation was accepted by the board in meeting 197 on May 29, 2015, and reported to the SVS as an essential event.

At meeting 198 on June 16, 2015, Jorge Max Palazuelos was appointed director and assumed his duties at the same meeting.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

BANCO CORPBANCA COLOMBIA S.A.

         a)    Profit Distribution

In March 2015, shareholders of Banco CorpBanca Colombia and the other companies within the CorpBanca Colombia Group met and agreed to distribute profits as follows:

BANCO CORPBANCA COLOMBIA

	MCOP$	MCh$
Profit for the period	189,788	46,574
Release of fiscal reserve-	-	-
Total available to shareholders	189,788	46,574

Dividend payments	-	-

To increase legal reserve	189,788	46,574

In accordance with article 451 of the Commerce Code, the proposed distribution for 2013 profits does not include amounts for statutory reserves ($0.00), occasional reserves ($0.00) or tax payments ($0.00). Therefore, 100% of profit for the year will be allocated to legal reserves as indicated.

CORPBANCA INVESTMENT TRUST COLOMBIA

HELM FIDUCIARIA

	MCOP$	MCh$
Profit for the period	14,736	3,616
Release of fiscal reserve-	-	-
Total available to shareholders	14,736	3,616

Dividend payments	13,263	3,255

To increase legal reserve	1,473	412

Dividend payment of COP$1,765.88 per share for 7,510,522 outstanding common shares, payable in cash to shareholders registered as of April 1, 2015, of which CorpBanca Colombia received MCOP$12,533 (MCh$3,014) and CorpBanca Chile received MCOP$729 (MCh$175).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

HELM COMISIONISTA

HELM COMISIONISTA

	MCOP$	MCh$
Profit for the year 2014	4,411	1,082
Retained earnings from prior years	1,737	426
Total available to shareholders	6,148	1,509

To maintain in retained earnings	2,055	504
Dividend payments	3,500	859

To increase legal reserve	593	166

Dividend payment of COP$0.39603662388283 per share for 10,100,076 shares, payable in cash to shareholders registered as of April 30, 2015, of which CorpBanca Colombia received MCOP$ 3,324, (MCh$799) and CorpBanca Chile received MCOP$78 (MCh$19).

HELM FIDUCIARIA

HELM FIDUCIARIA

	MCOP$	MCh$
Profit for the period	8,968	2,201
Release of fiscal reserve	-	-
Total available to shareholders	8,968	2,201

Dividend payments	3,835	941

To increase legal reserve	5,133	1,436

Of this amount, CorpBanca Colombia received MCOP$ 3,606, (MCh$867).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

NOTE 4 -	SEGMENT REPORTING

Segment reporting is determined by the Bank on the basis of its operating segments, which are differentiated mainly by the risks and returns that affect them.

Reporting segments and the criteria used for reporting to the Bank’s chief operating decision maker are in accordance with IFRS 8 Operating Segments. Management reviews its segments on the basis of gross operating margin and uses average balances to evaluate performance and allocate resources.

The Bank’s commercial activities take place mainly in the domestic market. It has strategically aligned its operations into four divisions for its four commercial segments based on market segmentation and the needs of its customers and commercial partners. The seven commercial segments are: Commercial Banking (which includes the Large Companies, Real Estate and International Wholesale Division and the Companies Division), Retail Banking (which includes Traditional and Private Banking and the Consumer Banking Division), International and Treasury Division, Other Financial Services and Colombia. The Bank manages these commercial segments using an information system on internal profitability. The Bank has also included geographic disclosures on its operations in New York and Colombia, the latter of which resulted from its acquisition of Banco CorpBanca Colombia and subsidiaries.

No single customer is solely responsible for 10% or more of the Bank’s total revenue during the periods ended June 30, 2015 and 2014.

Each commercial segment is described below:

Segments for Chile and the United States

Commercial Banking

●
The Large Companies, Real Estate and International Wholesale Division consists of companies that belong to major economic groups, specific industries and companies with sales greater than US$60 million. It also includes companies from the real estate and financial industry sectors.

●
The Companies Division includes a wide range of financial products and services for companies with annual sales of less than US$60 million. The leasing and factoring departments have been included in this segment.

Retail Banking

●
Traditional and Private Banking offers, among other products, checking accounts, consumer loans, credit cards and mortgage loans to medium and high-income segments. Retail Banking includes consumer loans, personal loans, auto loans and credit cards.

●	The Consumer Banking Division (Condell) offers consumer loans to individuals with income up to ThCh$600.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

International and Treasury Division

●	This segment mainly includes treasury activities such as financial management, funding and liquidity as well as international commercial activities.

Financial Services

●	These are services provided by our subsidiaries that include insurance brokerage, financial advisory services, asset management and securities brokerage.

Colombia

The commercial activities of this segment are carried out by Banco CorpBanca Colombia S.A. and its subsidiaries.

These correspond to operations and business carried out by these entities in that country, primarily related directly to the needs of their customers and the Bank’s strategy, grouped as follows: Commercial Banking, Retail Banking, Treasury Operations and International Business or Operations. They offer additional products and other financial services through their different subsidiaries in order to provide comprehensive service to their current and potential customers.

This segment is determined by the Bank on the basis of its operating segments, which are differentiated mainly by the risks and returns that affect them. Colombia has been identified as a separate operating segment based on the business activities described above. Its operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions as one single cash generating unit, to decide about resource allocation for the segment and evaluate its performance, and separate financial information is available for it.

Segment information regarding assets, liabilities and income or expenses for the period are presented in accordance with the SBIF Compendium of Accounting Standards.

1. Geographic Information

CorpBanca reports revenue by segment from external customers that is:

(i)          attributed to the entity’s country of domicile and

(ii)         attributed, in aggregate, to all foreign countries where the entity obtains revenue.

When revenue from external customers attributed to a particular foreign country is significant, it is disclosed separately.

In line with this, the Group operates in three main geographic areas: Chile, Colombia9 and the United States.

________________________________________
9 This segment includes operations carried out by Helm Bank (Panamá) S.A., and Helm Casa de Valores (Panamá).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

	Net Interest and Indexation Income

	As of June 30,	As of June 30,

	2015	2014
	MCh$	MCh$

Chile	151,784	168,725
Colombia	138,969	141,174
New York	8,945	3,296

	299,698	313,195

The following table details non-segmented assets associated with each geographic area:

Non-Segmented Assets		Chile	Colombia	New York	As of June 30, 2015	Chile	Colombia	New York	As of December 31, 2014
	Note	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and due from banks	5	327,081	612,675	274,980	1,214,736	304,495	623,501	241,182	1,169,178
Transactions in the course of collection	5	359,142	7,142	-	366,284	205,409	7,433	-	212,842
Investments in other companies	12	10,210	5,406	-	15,616	10,322	5,520	-	15,842
Intangible assets*	13	413,490	313,706	81	727,277	436,645	321,039	93	757,777
Property, plant and equipment	14	40,014	51,017	937	91,968	38,795	52,944	903	92,642
Current tax assets		(10,379)	38,949	910	29,480	(19,903)	20,834	677	1,608
Deferred tax assets		55,110	63,899	3,452	122,461	46,274	64,525	2,702	113,501
Other assets	16	227,636	102,299	398	330,333	329,657	81,912	405	411,974
		1,422,304	1,195,093	280,758	2,898,155	1,351,694	1,177,708	245,962	2,775,364

* This includes goodwill generated in business combinations by operations in Colombia totaling MCh$ 374,295 as of June 30, 2015 (MCh$ 386.180 in December 2014).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

2. The information in this note was prepared based on an analysis of:

a)    Profit or Loss:
As of June 30, 2015
	Commercial Banking		Retail Banking
	Large Companies and Corporate Banking Division	Companies Banking Division	Traditional and Private Banking Division	Banco Condell Consumer Division	International and Treasury Division	Other Financial Services	Colombia	Total

	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Net interest income	27,822	38,622	37,830	13,067	29,119	14,269	138,969	299,698
Net fee and commission income	20,556	7,685	16,525	2,746	(327)	50	29,388	76,623
Net financial operating income	(738)	-	936	-	21,688	51,784	46,968	120,638
Net foreign exchange transactions	12,056	3,857	83	-	10,606	(76,062)	10,056	(39,404)
Other operating income	-	1,627	2	-	-	2,881	9,629	14,139
Credit risk provisions	(5,578)	(7,185)	(5,563)	(2,706)	-	(1,974)	(59,899)	(82,905)
Gross operating margin	54,118	44,606	49,813	13,107	61,086	(9,052)	175,111	388,789
Other income and expenses	2,859			-	-	(2,669)	1,070	1,260
Operating expenses	(10,470)	(17,732)	(31,581)	(8,481)	(6,887)	(49,305)	(113,359)	(237,815)
P rofit before taxes	46,507	26,874	18,232	4,626	54,199	(61,026)	62,822	152,234

Average loans	3,931,603	2,105,959	3,020,380	176,297	75,363	15,952	4,849,155	14,174,709
Average investments	-	-	-	-	832,002	-	985,253	1,817,255

As of June 30, 2014
	Commercial Banking		Retail Banking
	Large Companies and Corporate Banking Division	Companies Banking Division	Traditional and Private Banking Division	Banco Condell Consumer Division	International and Treasury Division	Other Financial Services	Colombia	Total

	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Net interest income	25,806	37,044	37,148	12,315	50,457	9,251	141,174	313,195
Net fee and commission income	17,627	7,425	13,177	3,885	(139)	(858)	36,107	77,224
Net financial operating income	(3,501)	-	490	-	15,398	29,740	56,567	98,694
Net foreign exchange transactions	9,319	3,272	386	100	718	(45,654)	4,953	(27,005)
Other operating income	-	1,290	8.00	-	-	1,377	9,169	11,844
Credit risk provisions	(2,624)	(8,197)	(4,432)	(3,202)	-	(270)	(45,852)	(64,037)
Gross operating margin	46,627	40,834	46,777	12,999	66,434	(5,874)	202,118	409,918
Other income and expenses	158			-	-		1,146	1,304
Operating expenses	(10,047)	(17,068)	(32,069)	(8,385)	(6,1447)	(39,462)	(128,788)	(241,963)
Profit before taxes	36,738	23,766	14,708	4,614	60,290	(45,336)	74,476	169,256

Average loans	3,476,768	1,953,134	2,699,669	173,384	63,864	168	5,418,948	13,785,936
Average investments	-	-	-	-	665,623	-	1,640,005	2,305,629

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

b)    Assets and Liabilities

As of June 30, 2015
	Commercial Banking		Retail Banking
	Large Companies and Corporate Banking Division	Companies Banking Division	Traditional and Private Banking Division	Banco Condell Consumer Division	International and Treasury Division	Other Financial Services	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans:
Mortgage	-	32,574	1,706,208	3,814	31	-	518,424	2,261,051
Consumer	21	3,658	416,309	169,762	-	3	1,203,676	1,793,429
Commercial	4,074,676	1,900525	1,063,651	16	348,267	36	3,778,974	11,166,145
Loans, before provisions	4,074,697	1,936,757	3,186,168	173,592	348,298	39	5,501,074	15,220,625
Credit risk provisions	(42,446)	(42,640)	(30.627)	(12,203)	-	3,723	(218,596)	(342,789)
Loans, net of provisions (*)	4,032,251	1,894,117	3,155,541	161,389	348,298	3,762	5,282,478	14,877,856
Trading securities	-	-	-	-	92,076	-	36,805	405,981
Receivables from repurchase agreements and securities borrowing	-	-	-	-	33,050	-	39,343	72,393
Derivative instruments	-	-	-	-	754,450	-	115,261	869,711
Financial as sets avaibble for sale	-	-	-	-	894,526	-	623,286	1,517,812
Financial assets held to maturity	-	-	-	-	108,895	-	172,300	281,195
Non-segmented assets (**)	-	-	-	-	-	-	-	‘ 2,8 98,155
Total assets	4,032,251	1,894,117	3,155,541	161,389	2,231,395	3,762	6,546,473	20,923,083

Current accounts	258,240	318,212	246,094	5	230	28,364	797,959	1,649,104
Other demand deposits	183,488	43,703	40,355	6,768		116,355	2,028,745	2,419,414
Deposits and borrowings	1,082,003	849,610	1779,848	12,333	2,771,383		2,404,772	8,299,949
Payables from repurchase agreements and securities lending	-	-	-	-	14,561	27,617	548,901	591,079
Derivative instruments	-	-	-	-	566,675	-	68,522	635,197
Borrowings from financial institutions	-	-	-	-	1,071,296	-	417,044	1,488,340
Debt issued	-	-	-	-	2,776,921‘	-	365,393	3,142,314
Non-segmented liabiities (**)	-	-	-	-	-	-	-	1,154,960
Equity	-	-	-	-	-	-	-	1,542,726
Total 1iabilities and equity	1,523,731	1,211,525	1,466,297	19,106	7,201,066	172,336	6,631,336	20,923,083

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

As of December 31, 2014
	Commercial Banking		Retail Banking
	Large Companies and Corporate Banking Division	Companies Banking Division	Traditional and Private Banking Division	Banco Condell Consumer Division	International and Trasury Division	Other Financial Services	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans:
Mortgage	-	29,233	1,708,700	4,097	31	-	502,824	2,244,885
Consumer	26	3,763	408,866	176,518	-	-	1,177,160	1,766,333
Commercial	3,884,110	1,915,805	929,480	18	621,274	135	3,663,789	11,014,611
Loans, before provisions	3,884,136	1,948,801	3,047,046	180,633	621,305	135	5,343,773	15,025,829
Credit risk provisions	(40,394)	(42,598)	(29,891)	(13,013)	-	3,919	(197,739)	(319,716)
Loans, net of provisions (*)	3,843,742	1,906,203	3,017,155	167,620	621,305	4,054	5,146,034	14,706,113
Trading securities	-	-	-	-	114,809	-	571,089	685,898
Receivables from repurchase agreements and securities borrowing	-	-	-	-	27,106	-	50,973	78,079
Derivative instruments	-	-	-	-	651,284	-	115,515	766,799
Financial assets available for sale	-	-	-	-	677,793	-	479,103	1,156,896
Financial assets held to maturity	-	-	-	-	31,450	-	159,227	190,677
Non-segmented assets (**)	-	-	-	-	-	-	-	2,775,364
Total assets	3,843,742	1,906,203	3,017,155	167,620	2,123,747	4,054	6,521,941	20,359,826

Current accounts	330,711	307,644	235,215	3	1,029	(4,531)	801,149	1,671,220
Other demand deposits	79,032	50,895	37,901	7,718	-	46,308	2,061,874	2,283,728
Deposits and borrowings	967,530	866,950	1,141,464	13,212	2,850,439	-	2,237,371	8,076,966
Payables from repurchase agreements and securities lending	-	-	-	-	720	8,139	652,804	661,663
Derivative ins truments	-	-	-	-	526,806	-	80,877	607,683
Borrowings from financial institutions	-	-	-	-	1,028,953	-	402,970	1,431,923
Debt is sued	-	-	-	-	2,705,331	-	373,719	3,079,050
Non-segmented liabilities (**)	-	-	-	-	-	-	-	779,853
Equity	-	-	-	-		-	-	1,767,740
Total liabilities and equity	1,377,273	1,225,489	1,414,580	20,933	7,113,278	49,916	6,610,764	20,359,826

(*) Loans net of provisions include loans and advances to banks as of June 30, 2015 and December 31, 2014.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

(**) Non-segmented assets and liabilities as of June 30, 2015 and December 31, 2014, are detailed as follows:

	Note	As of June 30, 2015	As of December 31, 2014
ASSETS		MCh$	MCh$

Cash and due from banks	5	1,214,736	1,169,178
Transactions in the course of collection	5	366,284	212,842
Investments in other companies	11	15,616	15,842
Intangible assets	12	727,277	757,777
Property, plant and equipment	13	91,968	92,642
Current tax assets		29,480	1,608
Deferred tax assets		122,461	113,501
Other assets	14	330,333	411,974
		2,898,155	2,775,364

The following liabilities have not been segmented:

LIABILITIES	Note	As of June 30, 2015	As of December 31, 2014
		MCh$	MCh$

Transactions in the course of payment	5	291,266	145,771
Other financial obligations	17	14,572	15,422
Current tax liabilities		-	-
Deferred tax liabilities		186,551	180,934
Provisions		147,520	227,010
Other liabilities	18	515,051	210,716
		1,154,960	779,853

The percentage of assets and liabilities not included in any segment is 13.9% and 5.5%, respectively, as of June 30, 2015 (13.6% and 3.8% as of December 31, 2014).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

NOTE 5 -	CASH AND CASH EQUIVALENTS

a.    Detail of Cash and Cash Equivalents

The following table details cash and cash equivalents:

	As of June 30, 2015	As of December 31, 2014	As of June 30, 2014
	MCh$	MCh$	MCh$

Cash and due from banks
Cash	210,576	175,886	167,840
Deposits in the Chilean Central Bank	36,338	39,885	36,542
Deposits in domestic banks	938	795	1,152
Deposits in foreign banks	966,884	952,612	800,941
Subtotal cash and due from banks	1,214,736	1,169,178	1,006,475

Transactions in the course of collection, net	75,018	67,071	28,047
Highly liquid financial instruments (1)	40,372	118,897	104,940
Repurchase agreements (2)	70,233	75,440	193,433

Total cash and cash equivalents	1,400,359	1,430,586	1,332,895

(1)	This corresponds to trading instruments, available-for-sale investments and fixed income mutual funds maturing in less than three months from the date of acquisition.

(2)
This corresponds to repurchase agreements maturing in less than three months from the date of acquisition, which are presented in the line item “Repurchase Agreements and Securities Borrowing” in the Statement of Financial Position.

Funds in cash deposits in the Chilean Central Bank and the Bank of the Republic of Colombia (included in foreign deposits) are in response to monthly average matching regulations that the Bank must meet.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

Items (1) and (2) are detailed as follows:

	Note	As of June 30, 2015	As of December 31, 2014	As of June 30, 2014
Highly Liquid Financial Instruments (1)		MCh$	MCh$	MCh$

Trading securities	6	13,772	101,983	47,142
Financial assets available for sale	10	26,600	16,914	57,798
Total		40,372	118,897	104,940

Repurchase agreements (2)	7	70,233	75,440	193,433

b. Transactions in the course of collection

Transactions in the course of collection consist of transactions awaiting settlement to increase or decrease funds in the Chilean Central Bank or foreign banks, normally within 12 to 24 business hours following period end, and are detailed as follows:

	As of June 30, 2015	As of December 31, 2014	As of June 30, 2014
	MCh$	MCh$	MCh$

Assets
Outstanding notes from other banks	46,526	55,775	43,102
Funds receivable	319,758	157,067	313,642
Subtotal assets	366,284	212,842	356,744

Liabilities
Funds payable	291,266	145,771	328,697
Subtotal liabilities	291,266	145,771	328,697
Transactions in the course of collection, net	75,018	67,071	28,047

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

NOTE 6 -	TRADING SECURITIES

Trading securities are detailed as follows:

	As of June 30, 2015		As of December 31, 2014
	MCh$		MCh$
Chilean Government and Central Bank instruments:
Central Bank bonds	-		-
Central Bank promissory notes	-		-
Other Chilean government and Central Bank instruments	10,263		4,822

Other instruments issued in Chile:
Bonds	1,304		2,548
Promissory notes	23,202		13,320
Other instruments	70		15

Instruments issued abroad:
Bonds	267,177		542,791
Promissory notes	-		-
Other instruments	72,931		110,615

Mutual fund investments:
Funds managed for related parties	29,634		11,787
Funds managed for third parties	1,400		-
Total	405,981	(*)	685,898	(*)

(*) As of June 30, 2015, trading securities totaled MCh$ 13,772 (MCh$ 47,142 as of June 30, 2014), maturing in less than three months from the date of acquisition. (See Note 5).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

NOTE 7 -	OPERATIONS WITH REPURCHASE AGREEMENTS AND SECURITIES BORROWING/LENDING

a)
The Bank purchases financial instruments under agreements to resell them at a future date. As of June 30, 2015 and December 31, 2014, instruments acquired with sellback agreements are detailed as follows:

As of June 30, 2015
	Less than Three Months	Between Three Months and One Year	More than One Year	Total
	MCh$	MCh$	MCh$	MCh$

Chilean Government and Central Bank instruments:
Central Bank instruments	4,867	-	-	4,867
Treasury bonds and notes	1,275	-	-	1,275
Other government instruments	-	-	-	-
Other instruments issued in Chile:
Instruments from other domestic banks	357	-	-	357
Corporate bonds and commercial paper	14,372	-	-	14,372
Other instruments issued in Chile	10,019	2,160	-	12,179
Instruments issued abroad:
Government and Central Bank instruments	39,343	-	-	39,343
Other instruments issued abroad	-	-	-	-
Mutual fund investments:
Funds managed for related parties	-	-	-	-
Funds managed for third parties	-	-	-	-
Total (*)	70,233	2,160	-	72,393

As of December 31, 2014
	Less than Three Months	Between Three Months and One Year	More than One Year	Total
	MCh$	MCh$	MCh$	MCh$

Chilean Government and Central Bank instruments:
Central Bank instruments	339	-	-	339
Treasury bonds and notes	-	-	-	-
Other government instruments	-	-	-	-
Other instruments issued in Chile:
Instruments from other domestic banks	13,148	-	-	13,148
Corporate bonds and commercial paper	272	-	-	272
Other instruments issued in Chile	10,708	-	-	10,708
Instruments issued abroad:
Government and Central Bank instruments	50,973	2,639	-	53,612
Other instruments issued abroad	-	-	-	-
Mutual fund investments:
Funds managed for related parties	-	-	-	-
Funds managed for third parties	-	-	-	-
Total (*)	75,440	2,639	-	78,079

(*) As of June 30, 2015, purchases with repurchase agreements totaled MCh$ 70,233 (MCh$193,433 as of June 30, 2014), maturing in less than three months from the date of acquisition. (See Note 5).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

b)	As of June 30, 2015 and December 31, 2014, instruments sold with repurchase agreements are detailed as follows:

As of June 30, 2015
	Less than Three Months	Between Three Months and One Year	More than One Year	Total
	MCh$	MCh$	MCh$	MCh$

Chilean Government and Central Bank instruments:
Central Bank instruments	17,493	-	-	17,493
Treasury bonds and notes	3,800	-	-	3,800
Other government instruments	-	-	-	-
Other instruments issued in Chile:	-	-	-	-
Instruments from other domestic banks	20,885	-	-	20,885
Corporate bonds and commercial paper	-	-	-	-
Other instruments issued in Chile	-	-	-	-
Instruments issued abroad:	-	-	-	-
Government and Central Bank instruments	548,901	-	-	548,901
Other instruments issued abroad	-	-	-	-
Mutual fund investments:	-	-	-	-
Funds managed for related parties	-	-	-	-
Funds managed for third parties	-	-	-	-
Total (*)	591,079	-	-	591,079

As of December 31, 2014
	Less than Three Months	Between Three Months and One Year	More than One Year	Total
	MCh$	MCh$	MCh$	MCh$

Chilean Government and Central Bank instruments:
Central Bank instruments	720	-	-	720
Treasury bonds and notes	-	-	-	-
Other government instruments	-	-	-	-
Other instruments issued in Chile:	-	-	-	-
Instruments from other domestic banks	8,138	-	-	8,138
Corporate bonds and commercial paper	-	-	-	272
Other instruments issued in Chile	-	-	-	652,805
Instruments issued abroad:	-	-	-	-
Government and Central Bank instruments	652,805	-	-	53,612
Other instruments issued abroad	-	-	-	-
Mutual fund investments:
Funds managed for related parties	-	-	-	-
Funds managed for third parties	-	-	-	-
Total (*)	661,663	-	-	661,663

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

NOTE 8 -	LOANS AND ADVANCES TO BANKS

As of June 30, 2015 and December 31, 2014, loans and advances to banks are detailed as follows:

As of June 30, 2015
	Unimpaired Portfolio	Impaired Portfolio	Total
	MCh$	MCh$	MCh$
Chilean Banks
Loans to Chilean banks	-	-	-
Provisions and impairment for loans to Chilean banks	-	-	-
Subtotal	-	-	-

Foreign Banks
Loans to foreign banks	132,945	-	132,945
Other advances to foreign banks	-	-	-
Provisions and impairment for loans to foreign banks	(220)	-	(220)

Subtotal	132,725	-	132,725

Chilean Central Bank
Restricted deposits in the Chilean Central Bank	347,000	-	347,000

Subtotal	347,000	-	347,000

Total	479,725	-	479,725

As of December 31, 2014
	Unimpaired Portfolio	Impaired Portfolio	Total
	MCh$	MCh$	MCh$
Chilean Banks
Loans to Chilean banks	-	-	-
Provisions and impairment for loans to Chilean banks	-	-	-
Subtotal	-	-	-
			-
Foreign Banks			-
Loans to foreign banks	194,433	-	194,433
Other advances to foreign banks	-	-	-
Provisions and impairment for loans to foreign banks	(271)	-	(271)

Subtotal	194,162	-	194,162

Chilean Central Bank	-	-	-
Restricted deposits in the Chilean Central Bank	620,047	-	620,047

Subtotal	620,047	-	620,047

Total	814,209	-	814,209

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

Movements in provisions and impairment for loans with domestic and foreign banks during the first six months of 2015 and 2014 and the full year in 2014, are detailed as follows:

	Chilean	Foreign
	Banks	Banks	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2015	-	(271)	(271)
Provisions established	-	(119)	(119)
Provisions released	-	174	174
Exchange differences	-	(4)	(4)

Balances as of June 30, 2015	-	(220)	(220)

	Chilean	Foreign
	Banks	Banks	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2014	-	(137)	(137)
Provisions established	-	(269)	(269)
Provisions released	-	117	117
Exchange differences	-	18	18

Balances as of December 31, 2014	-	(271)	(271)

	Chilean	Foreign
	Banks	Banks	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2014	-	(137)	(137)
Provisions established	-	(118)	(118)
Provisions released	-	95	95
Exchange differences	-	(12)	(12)

Balances as of June 30, 2014	-	(172)	(172)

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

NOTE 9 -	LOANS TO CUSTOMERS, NET

a)    Loans to customers

As of June 30, 2015 and December 31, 2014, the loan portfolio is detailed as follows:

As of June 30, 2015	Gross Assets			Provisions
	Unimpaired Portfolio MCh$	Impaired Portfolio MCh$	Total MCh$	Individual Provisions MCh$	Group Provisions MCh$	Total MCh$	Net Assets MCh$
Commercial loans:
Commercial loans	8,333,244	288,876	8,622,120	164,562	19,507	184,069	8,438,051
Foreign trade loans	584,000	17,731	601,731	18,247	375	18,622	583,109
Current account overdrafts	39,893	3,518	43,411	1,108	1,406	2,514	40,897
Factoring transactions	56,363	246	56,609	1,560	200	1,760	54,849
Lease transactions	842,884	48,503	891,387	13,353	3,224	16,577	874,810
Other loans and receivables	462,707	8,235	470,942	1,213	6,521	7,734	463,208

Subtotal	10,319,091	367,109	10,686,200	200,043	31,233	231,276	10,454,924

Mortgage loans:
Loans funded with mortgage bonds	57,127	2,152	59,279	-	180	180	59,099
Loans funded with own resources	166,180	4,889	171,069	-	880	880	170,189
Other mortgage loans	1,680,598	24,303	1,704,901	-	10,428	10,428	1,694,473
Lease transactions	286,953	5,070	292,023	-	7,668	7,668	284,355
Other loans and receivables	32,719	1,060	33,779	-	203	203	33,576

Subtotal	2,223,577	37,474	2,261,051	-	19,359	19,359	2,241,692

Consumer loans:
Consumer installment loans	1,324,733	39,010	1,363,743	-	69,236	69,236	1,294,507
Current account overdrafts	48,253	1,486	49,739	-	2,065	2,065	47,674
Credit card debtors	239,612	5,440	245,052	-	12,585	12,585	232,467
Consumer lease transactions	20,200	574	20,774	-	707	707	20,067
Other loans and receivables	111,087	3,034	114,121	-	7,341	7,341	106,780

Subtotal	1,743,885	49,544	1,793,429	-	91,934	91,934	1,701,495

Total	14,286,553	454,127	14,740,680	200,043	142,526	342,569	14,398,111

Unimpaired Portfolio:

This includes individual debtors in the Normal Portfolio (A1 to A6) or the Substandard Portfolio (B1 to B2). For group evaluations, it includes the Normal Portfolio.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

Impaired Portfolio:

This includes individual debtors in the Substandard Portfolio (B3 to B4). For group evaluations, it includes the Default Portfolio.

As of December 31, 2014		Gross Assets			Provisions
	Unimpaired Portfolio	Impaired Portfolio	Total	Individual Provisions	Group Provisions	Total	Net Assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans:
Commercial loans	8,145,577	251,337	8,396,914	140,794	19,735	160,529	8,236,385
Foreign trade loans	481,183	24,368	505,551	20,703	272	20,975	484,576
Current account overdrafts	32,316	2,727	35,043	704	1,004	1,708	33,335
Factoring transactions	69,771	143	69,914	1,733	143	1,876	68,038
Lease transactions	841,694	39,099	880,793	10,616	3,997	14,613	866,180
Other loans and receivables	309,761	2,155	311,916	1,146	5,184	6,330	305,586

Subtotal	9,880,302	319,829	10,200,131	175,696	30,335	206,031	9,994,100

Mortgage loans:
Loans funded with mortgage bonds	62,262	2,360	64,622	-	192	192	64,430
Loans funded with own resources	176,912	5,402	182,314	-	1,045	1,045	181,269
Other mortgage loans	1,648,376	22,915	1,671,291	-	10,026	10,026	1,661,265
Lease transactions	285,366	5,554	290,920	-	11,594	11,594	279,326
Other loans and receivables	34,588	1,150	35,738	-	232	232	35,506

Subtotal	2,207,504	37,381	2,244,885	-	23,089	23,089	2,221,796

Consumer loans:
Consumer installment loans	1,134,927	37,104	1,172,031	-	61,188	61,188	1,110,843
Current account overdrafts	46,403	1,325	47,728	-	1,877	1,877	45,851
Credit card debtors	244,966	5,003	249,969	-	12,364	12,364	237,605
Consumer lease transactions	19,932	452	20,384	-	682	682	19,702
Other loans and receivables	271,116	5,105	276,221	-	14,214	14,214	262,007

Subtotal	1,717,344	48,989	1,766,333	-	90,325	90,325	1,676,008

Total	13,805,150	406,199	14,211,349	175,696	143,749	319,445	13,891,904

Guarantees taken by the Bank to secure collections of rights reflected in its loan portfolios are real mortgage-type guarantees (urban and rural property, farm land, ships and aircraft, mining claims and other assets) and pledges (inventory, farm assets, industrial assets, plantings and other pledged assets).

The Bank finances its customers’ purchases of assets, including real estate and other personal property, through finance lease agreements that are presented within this item.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

b)    Provisions

Movements in provisions during the first six months of 2015 and 2014 and the full year in 2014, are detailed as follows:

	Individual Provisions	Group Provisions	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2015	175,696	143,749	319,445

Portfolio Charge-Offs
Commercial loans	(10,943)	(6,760)	(17,703)
Mortgage loans	-	(1,702)	(1,702)
Consumer loans	-	(35,987)	(35,987)
Total charge-offs	(10,943)	(44,449)	(55,392)

Provisions established	94,226	101,841	196,067
Provisions released	(49,497)	(52,049)	(101,546)
Impairment	-	-	-
Provisions used	(6,620)	-	(6,620)
Exchange differences	(2,819)	(6,566)	(9,385)
Balances as of June 30, 2015	200,043	142,526	342,569

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

	Individual Provisions	Group Provisions	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2014	173,470	134,409	307,879

Portfolio Charge-Offs
Commercial loans	(20,964)	(16,133)	(37,097)
Mortgage loans	-	(2,506)	(2,506)
Consumer loans	-	(62,032)	(62,032)
Total charge-offs	(20,964)	(80,671)	(101,635)

Provisions established	133,767	194,498	328,265
Provisions released	(91,686)	(84,490)	(176,176)
Impairment	-	-	-
Provisions used	(9,239)	-	(9,239)
Exchange differences	(9,652)	(19,997)	(29,649)
Balances as of December 31, 2014	175,696	143,749	319,445

	Individual Provisions	Group Provisions	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2014	173,470	134,409	307,879

Portfolio Charge-Offs
Commercial loans	(10,065)	(8,379)	(18,444)
Mortgage loans	-	(1,173)	(1,173)
Consumer loans	-	(33,437)	(33,437)
Total charge-offs	(10,065)	(42,989)	(53,054)

Provisions established	80,069	91,905	171,974
Provisions released	(56,897)	(42,179)	(99,076)
Impairment	-	-	-
Provisions used	(12,601)	-	(12,601)
Exchange differences	6,852	7,111	13,963
Balances as of June 30, 2014	180,828	148,257	329,085

c)    Sale of Portfolio

As of June 30, 2015 and 2014, the Bank and its subsidiaries engaged in portfolio purchases and sales. The effect on income of these transactions as a whole does not exceed 5% of before tax profit for the year, and is recorded within net gains from trading and brokerage activities in the Consolidated Statement of Income for the Period, disclosed in Note 23 within “Other Instruments at Fair Value through Profit and Loss”.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

NOTE 10 -	INVESTMENT SECURITIES

a)	As of June 30, 2015 and December 31, 2014, the Bank records the following instruments as available for sale and held to maturity:

		As of June 30,			As of December 31,
		2015			2014

	Available for Sale	Held to Maturity	Total	Available for Sale	Held to Maturity	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Investments quoted on active markets:
Chilean Government and Central Bank instruments
Central Bank instruments	350,941	-	350,941	276,487	-	276,487
Treasury bonds and notes	375,455	-	375,455	253,999	-	253,999
Other government instruments	2,159	-	2,159	6,442	-	6,442

Other instruments issued in Chile
Deposit promissory notes	27,583	-	27,583	54,162	-	54,162
Chilean mortgage bonds	103	-	103	203	-	203
Bank bonds	40,341	-	40,341	-	-	-
Other instruments	69,962	6,527	76,489	51,526	7,175	58,701

Instruments issued abroad
Foreign government and Central Bank instruments	518,980	-	518,980	434,392	-	434,392
Other instruments issued abroad	132,288	274,668	406,956	79,685	183,502	263,187
Impairment provision	-	-	-	-	-	-

Investments not quoted on active markets:
Corporate bonds and commercial paper	-	-	-	-	-	-
Other instruments	-	-	-	-	-	-

Impairment provision	-	-	-	-	-	-

Total	1,517,812	281,195	1,799,007	1,156,896	190,677	1,347,573

(*) As of June 30, 2015, available-for-sale instruments totaled MCh$ 26,600 (MCh$ 57,798 as of June 30, 2014), maturing in less than three months from the date of acquisition. (See Note 5).

Impairment of Investment Securities

The Bank’s portfolio of investment securities presented no impairment as of June 30, 2015 and December 31, 2014.

Within this context, all investments quoted on inactive markets that are classified as available for sale have been recorded at fair value.

CorpBanca reviewed the instruments with unrealized losses as of June 30, 2015 and December 31, 2014, and concluded that they were not more than temporarily impaired. Therefore, no adjustments to profit for the year are needed.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

NOTE 11 -	INVESTMENTS IN OTHER COMPANIES

a) Investments in Other Companies

The Bank’s investments in other companies as of June 30, 2015 and December 31, 2014 are detailed as follows:

	As of June 30, 2015			As of December 31, 2014
	Ownership Interest			Ownership Interest
	(%)	MCh$		(%)	MCh$

Company

Nexus S.A.	12.90	1,057		12.90	1,057
Transbank S.A.	8.72	3,145		8.72	3,145
Combanc S.A.	5.29	159		5.29	159
Redbanc S.A.	2.50	110		2.50	110
Sociedad Interbancaria de Depósitos de Valores S.A.	3.91	75		3.91	75
Imerc OTC S.A.	6.67	864	(i)	6.67	864	(i)
Deceval S.A.	10.76	5,733	(i)	10.76	5,915	(i)
A.C.H Colombia	4.22	433	(i)	4.22	447	(i)
Redeban Multicolor S.A.	1.60	255	(i)	1.60	263	(i)
Cámara de Compensación Divisas de Col. S.A.	6.38	66	(i)	6.38	68	(i)
Cámara de Riesgo Central de Contraparte S.A.	2.42	186	(i)	2.42	192	(i)
B.C.H. - Settlement	-	-	(i)	-	-	(i)
Cifin	9.00	450	(i)	9.00	295	(i)
Servibanca - Tecnibanca	4.54	1,095	(i)	4.54	1,130	(i)

Shares or rights in other companies

Share of Bolsa de Comercio de Santiago	2.08	1,056		2.08	1,056
Share of Bolsa Electrónica de Chile	2.44	211		2.44	211
Bolsa de Valores de Colombia	0.67	646	(i)	0.97	778	(i)
Fogacol	150,000 units	75	(i)	150,000 units	77	(i)

Total		15,616			15,842

(i) This corresponds to investments in other companies made by its Colombian subsidiaries.

For the periods ended June 30, 2015 and 2014, the Bank received dividends from the following companies:

	As of	As of
	June 30,	June 30,
	2015	2014
	MCh$	MCh$

Dividends received	1,260	1,304

Total	1,260	1,304

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

Movements in these investments for the periods ended June 30, 2015 and December 31, 2014, are detailed as follows:

	As of	As of
	June 30,	December 31,
	2015	2014
	MCh$	MCh$

Opening carrying amount as of January 1	15,842	15,465
Investment acquired	164	2,664
Investment sold	(108)	(16)
PPA valuation	-	(1,543)
Exchange differences	(282)	(728)

Total	15,616	15,842

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

NOTE 12 -	INTANGIBLE ASSETS

a) As of June 30, 2015 and December 31, 2014, this account is detailed as follows:

As of June 30, 2015	Useful Life (Years)	Remaining Life (Years)	Net Assets as of 01/01/2015	Gross Balance	Accumulated Amortization	Net Assets
			MCh$	MCh$	MCh$	MCh$

Integrated banking system (1)	15	2	3,073	9,187	(6,689)	2,498
Computer software or systems	5	3	11,982	34,310	(25,515)	8,795
IT projects and licenses	7	7	23,610	41,396	(12,925)	28,471
Arising from business combination			718,452	732,360	(45,458)	686,902
-Goodwill			386,180	374,295	-	374,295
-Licenses			46,797	45,354	-	45,354
-Trademarks	4	3	5,763	7,786	(3,026)	4,760
-Customer relationships	21	19	277,850	303,323	(42,432)	260,891
-Other intangible assets	6	4	1,862	1,602	-	1,602
Other Projects	6	2	660	1,513	(902)	611

Total			757,777	818,766	(91,489)	727,277

As of December 31, 2014 Item	Useful Life (Years)	Remaining Life (Years)	Net Assets as of 01/01/2014	Gross Balance	Accumulated Amortization	Net Assets
			MCh$	MCh$	MCh$	MCh$

Integrated banking system (1)	15	2	4,217	9,147	(6,074)	3,073
Computer software or systems	5	3	15,443	34,225	(22,243)	11,982
IT projects and licenses	7	7	23,332	35,186	(11,576)	23,610
Arising from business combination			792,807	751,045	(32,593)	718,452
-Goodwill			411,992	386,180	-	386,180
-Licenses			50,567	46,797	-	46,797
-Trademarks	4	3	-	7,466	(1,703)	5,763
-Customer relationships	21	19	311,578	307,721	(29,871)	277,850
-Other intangible assets	6	4	18,670	2,881	(1,019)	1,862
Other Projects	6	2	1,123	1,383	(723)	660

Total			836,922	830,986	(73,209)	757,777

(1)
Integrated Banking System (IBS) is the Bank’s central operating system, which replaces the diverse operating systems used previously, providing one sole central system that supplies up-to-date information on customers for each of the business lines, calculating net income as well as the profitability of each product and customer segment.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

b)	Movements of gross intangible assets as of June 30, 2015 and December 31, 2014, are detailed as follows:

	Integrated Banking System	Computer Software or Systems	IT Projects and Licenses	Arising from Business Combination	Other Projects	Total

January 1, 2015	9,147	34,225	35,186	751,045	1,383	830,986

Acquisitions	14	966	6,207	-	16	7,203
Retirements	-	(129)	-	-	-	(129)
Exchange differences	26	(752)	-	(24,696)	-	(25,422)
Other	-	-	3	6,011	114	6,128

Balances as of June 30, 2015	9,187	34,310	41,396	732,360	1,513	818,766

	Integrated Banking System	Computer Software or Systems	IT Projects and Licenses	Arising from Business Combination	Other Projects	Total

January 1, 2014	9,086	27,948	30,527	811,364	1,703	880,628

Acquisitions	52	7,942	4,985	-	59	13,038
Retirements	(13)	(313)	(1)	-	(379)	(706)
Exchange differences	22	(1,352)	(325)	(60,319)	-	(61,974)
Other	-	-	-	-	-	-

Balances as of December 31, 2014	9,147	34,225	35,186	751,045	1,383	830,986

c)	Movements of accumulated amortization of intangible assets as of June 30, 2015 and December 31, 2014, are detailed as follows:

	Integrated Banking System	Computer Software or Systems	IT Projects and Licenses	Arising from Business Combination	Other Projects	Total

January 1, 2015	(6,074)	(22,243)	(11,576)	(32,593)	(723)	(73,209)

Amortization for the period	(597)	(3,764)	(2,321)	(9,054)	(179)	(15,915)
Exchange differences	(18)	492	-	2,200	-	2,674
Other	-	-	972	(6,011)	-	(5,039)

Balances as of June 30, 2015	(6,689)	(25,515)	(12,925)	(45,458)	(902)	(91,489)

	Integrated Banking System	Computer Software or Systems	IT Projects and Licenses	Arising from Business Combination	Other Projects	Total

January 1, 2014	(4,869)	(12,505)	(7,195)	(18,557)	(580)	(43,706)

Amortization for the period	(1,203)	(10,427)	(4,381)	(21,628)	(147)	(37,786)
Exchange differences	(15)	681	-	7,592	-	8,258
Other	13	8	-	-	4	25

Balances as of December 31, 2014	(6,074)	(22,243)	(11,576)	(32,593)	(723)	(73,209)

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

d)    Impairment

At each reporting date, Banco CorpBanca will evaluate whether there is any indication of impairment of any asset. Should any such indication exist, or when impairment testing is required, the entity will estimate the asset’s recoverable amount.

The entity will conduct impairment testing on an annual basis for intangible assets with indefinite useful lives, as well as intangible assets that are not yet available for use, by comparing their carrying amount with their recoverable amount. Impairment testing can be carried out at any time during the year, as long as it takes place at the same time each year. Impairment testing of different intangible assets can take place on different dates. However, if that intangible asset had been recognized initially during the current year, it will be tested for impairment before the year ends.

Impairment of goodwill is determined by evaluating the recoverable amount of each cash generating unit (or group) to which goodwill is allocated. Where the recoverable amount of the cash generating unit is less than its carrying amount, an impairment loss is recognized; goodwill acquired in a business combination shall be distributed as of the acquisition date among the CGUs or group of CGUs of the acquirer that are expected to benefit from the synergies of the business combination, regardless of whether other of the acquiree’s assets or liabilities are allocated to these units. Impairment losses relating to goodwill cannot be reversed in future periods.

In accordance with IAS 36 “Impairment of Assets”, annual impairment testing is permitted for a CGU to which goodwill has been allocated, or at any time for intangible assets with indefinite useful lives, as long as they are carried out at the same time each year. Different cash generating units and different intangible assets can be tested for impairment at different times during the year.

CorpBanca and subsidiaries conducted impairment testing for unamortized assets, including intangible assets that are still not in use, and concluded that no impairment exists.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

NOTE 13 -	PROPERTY, PLANT AND EQUIPMENT

a)         As of June 30, 2015 and December 31, 2014, this account is detailed as follows:

Item	Useful Life (Years)	Remaining Life (Years)	Net Assets as of 01/01/2015	Gross Balance	Accumulated Depreciation	Net Assets
	MCh$		MCh$	MCh$	MCh$	MCh$
Buildings and land	21	16	67,395	82,946	(17,124)	65,822
Equipment	5	3	14,480	43,375	(28,322)	15,053
Other	10	5	10,767	25,107	(14,014)	11,093
- Furnishings			7,094	18,655	(11,941)	6,714
- Leased assets			1,188	1,542	(531)	1,011
- Other			2,485	4,910	(1,542)	3,368

Total			92,642	151,428	(59,460)	91,968

Item	Useful Life (Years)	Remaining Life (Years)	Net Assets as of 01/01/2014	Gross Balance	Accumulated Depreciation	Net Assets

Buildings and land	21	17	74,406	83,239	(15,844)	67,395
Equipment	5	3	11,521	41,560	(27,080)	14,480
Other	10	5	12,315	24,427	(13,660)	10,767
- Furnishings			5,007	18,372	(11,278)	7,094
- Leased assets			1,542	1,542	(354)	1,188
- Other			5,766	4,513	(2,028)	2,485

Total			98,242	149,226	(56,584)	92,642

(1)
The useful life presented in the following tables is the residual useful life of the Bank’s property, plant and equipment based on the useful life established during the transition to IFRS (January 1, 2009). The total useful life was determined based on expected use given the quality of the original construction, the environment where the assets are located, the quality and extent of maintenance performed, and appraisals prepared by external specialists independent from the Bank.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

b)	Movements of gross property, plant and equipment as of June 30, 2015 and December 31, 2014, are detailed as follows:

	Buildings and Land	Equipment	Other	Total

January 1, 2015	83,239	41,560	24,427	149,226

Acquisitions	5,838	3,781	1,586	11,205
Sales and/or retirements during the period	(4,320)	(983)	(685)	(5,988)
Impairment of property, plant and equipment	-	(34)	-	(34)
Exchange differences	(1,811)	(949)	(460)	(3,220)
Balances as of June 30, 2015	82,946	43,375	25,107	151,428

	Buildings and Land	Equipment	Other	Total

January 1, 2014	86,452	38,018	22,854	147,324

Acquisitions	3,374	7,729	3,052	14,155
Sales and/or retirements during the period	(2,035)	(958)	(271)	(3,264)
Impairment of property, plant and equipment	-	(1,308)	-	(1,308)
Exchange differences	(4,552)	(1,921)	(1,208)	(7,681)
Balances as of December 31, 2014	83,239	41,560	24,427	149,226

c)	Movements of accumulated depreciation of property, plant and equipment as of June 30, 2015 and December 31, 2014, are detailed as follows:

	Buildings and Land	Equipment	Other	Total

January 1, 2015	(15,844)	(27,080)	(13,660)	(56,584)

Depreciation for the period	(2,077)	(2,289)	(1,378)	(5,744)
Sales and/or retirements during the period	368	315	642	1,325
Exchange differences	429	732	382	1,543
Balances as of June 30, 2015	(17,124)	(28,322)	(14,014)	(59,460)

	Buildings and Land	Equipment	Other	Total

January 1, 2014	(12,046)	(26,497)	(10,539)	(49,082)

Depreciation for the period	(5,775)	(4,138)	(3,914)	(13,827)
Sales and/or retirements during the period	873	1,078	(133)	1,818
Exchange differences	1,104	2,477	926	4,507
Balances as of December 31, 2014	(15,844)	(27,080)	(13,660)	(56,584)

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

NOTE 14 - OTHER ASSETS

a)          As of June 30, 2015 and December 31, 2014, this account is detailed as follows:

	As of June 30, 2015	As of December 31, 2014
	MCh$	MCh$
Leased assets (5)	42,661	57,022
Assets awarded and recovered (6)	1,113	1,962
Assets received in lieu of payment	7,510	8,577
Provisions for assets received in lieu of payment	(7,444)	(7,995)
Assets awarded in court-ordered public auction	1,047	1,380
Other assets	286,559	352,990
Lease prepayments (1)	17,400	18,157
Accounts and notes receivable (2)	74,658	118,959
Prepaid expenses (3)	35,277	34,397
Projects in development (4)	34,946	32,899
Notes in clearance from banks without local offices	727	11,697
Threshold effect guarantees (7)	104,490	115,949
Other	19,061	20,932

Total	330,333	411,974

(1)	Leases prepaid to SMU S.A. for ATM space. (See Note 29, letter b) to these financial statements.)

(2)	This includes rights and accounts that fall outside the Bank’s line of business such as tax credits, cash guarantee deposits and other balances pending collections.

(3)	It incorporates payments made for different services that will be received (leases, insurance and others) that have not yet been accrued.

(4)	IT projects and other projects in progress.

(5)	Property, plant and equipment to be given under finance lease.

(6)
Assets received in lieu of payment are assets received as payment of past-due debts of customers. The set of assets held by the Bank that were acquired in lieu of payment should at no time exceed 20% of the Bank’s regulatory capital. These assets currently represent 0.01% (0.01% as of December 31, 2014) of the Bank’s regulatory capital.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

Assets awarded in court-ordered auctions are assets that have been awarded in court-ordered auctions to pay debts previously contracted with the Bank. Assets awarded in court-ordered auctions are not subject to the previously mentioned margin. These properties are available-for-sale assets. For the majority of the assets, the Bank expects to complete the sale within one year of the date on which the asset was received or acquired. If the asset is not sold during the course of a year, it must be charged off.

Provisions are also recorded for the difference between the initial value of these assets and their realizable value when the former is greater.

(7)   Guarantees for financial transactions.

b)	Movements in the provision for assets received or awarded in lieu of payment for the six-month periods ended June 30, 2015 and 2014, and the year ended December 31, 2014, are detailed as follows:

Accumulated Amortization and Impairment	Provisions for Assets Received in Lieu of Payment
MCh$

Balance as of January 1, 2015	7,995

Provisions released	(992)
Provisions established	629
Opening balance Colombia	-
Exchange differences	(188)
Balance as of June 30, 2015	7,444

Balance as of January 1, 2014	63

Provisions released	(114)
Provisions established	630
Opening balance Colombia	8,915
Exchange differences	(1,499)
Balance as of December 31, 2014	7,995

Balance as of January 1, 2014	63

Provisions released	(300)
Provisions established	407
Balance as of June 30, 2014	170

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

NOTE 15 -	DEPOSITS AND OTHER DEMAND OBLIGATIONS AND BORROWINGS

As of June 30, 2015 and December 31, 2014, this account is detailed as follows:

	As of June 30,	As of December 31,
	2015	2014
	MCh$	MCh$

a) Current accounts and other demand deposits

Current accounts	1,649,104	1,671,220
Other demand deposits and accounts	2,034,343	2,067,625
Payments in advance from customers	203,105	86,029
Other demand balances payable	181,966	130,074

Total	4,068,518	3,954,948

b) Savings accounts and time deposits

Time deposits	8,152,961	7,950,992
Term savings accounts	31,868	31,556
Other term balances payable	115,120	94,418
Total	8,299,949	8,076,966

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

NOTE 16 -	BORROWINGS FROM FINANCIAL INSTITUTIONS

a)    As of June 30, 2015 and December 31, 2014, borrowings from financial institutions are detailed as follows:

	As of June 30, 2015	As of December 31, 2014

	MCh$	MCh$
Loans from Foreign Financial Institutions
Standard Chartered Bank	72,960	107,236
Commerzbank AG	51,936	120,861
Wells Fargo Bank, N.A.	170,729	146,362
Citibank N.A.	142,717	137,745
Findeter S.A - Financiera del Desarrollo Territorial	70,448	69,322
Sumitomo Mitsui Banking Corporation	143,500	84,907
Bancoldex S.A - Banco de Comercio Exterior de Colombia S.A	33,507	41,209
ING Bank N.V Amsterdam	1,643	442
Bank of America, N.A.	98,471	60,779
Bladex Panama	15,964	5,445
Bank of Montreal	58,919	84,693
Banco de la Producción S.A. Produbanco	2,571	2,427
Corporacion Andina de Fomento	22,286	30,333
Bank of New York	31,094	29,484
Bank of Nova Scotia	23,565	33,239
Royal Bank of Scotland	22,210	27,078
Mercantil Commercebank, N.A	25,455	23,965
Banco Crédito del Peru	15,972	21,201
HSBC England	34,969	27,078
HSBC USA	31,729	30,086
OCBC Bank	-	24,069
Bancolombia	6,385	8,512
Banco del Estado Chile New York	-	30,470
Banco de Bogota	-	6,058
Finagro	9,006	10,044
Taiwan Cooperative Bank	19,236	-
Banco Aliado S.A.	5,111	6,060
Banco República	17,702	393
Helm Bank Panama New York	12,771	12,111
Banque Nationale Du Canada	31,729	30,086
Mizuho	31,729	30,086
Bank of Taiwan	10,322	21,938
Bank of Tokyo Mitsubishi	31,729	30,086
BNP Paribas	31,729	30,086
Atlantic Security Bank (Cayman)	7,840	6,064
Banco de la Produccion SA	23,172	18,184
Banco Latinoamericano de Exportaciones	12,761	-
Apple Bank for Savings	9,519	9,026
Canadian Imperial Bank Commerce	19,037	-
Other banks	137,917	74,758

Total	1,488,340	1,431,923

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

NOTE 17 -	DEBT INSTRUMENTS ISSUED AND OTHER FINANCIAL OBLIGATIONS

As of June 30, 2015 and December 31, 2014, this account is detailed as follows:

	As of June 30, 2015	As of December 31, 2014
	MCh$	MCh$

Debt issued
Letters of credit	88,625	98,444
Senior bonds	2,141,713	2,078,358
Subordinated bonds	911,976	902,248

Subtotal	3,142,314	3,079,050
Other financial obligations
Public-sector obligations	4,330	5,378
Other Chilean obligations	8,872	8,673
Foreign obligations	1,370	1,371

Subtotal	14,572	15,422
Total	3,156,886	3,094,472

Debt classified as short term includes demand obligations or obligations that will mature in less than one year. All other debt is classified as long term, and is detailed as follows:

By Maturity	As of June 30, 2015
	Long-Term	Short-Term	Total
	MCh$	MCh$	MCh$

Letters of credit	74,883	13,742	88,625
Senior bonds	1,784,447	357,266	2,141,713
Subordinated bonds	903,021	8,955	911,976

Debt issued	2,762,351	379,963	3,142,314

Other financial obligations	4,330	10,242	14,572

	As of December 31, 2014
	Long-Term	Short-Term	Total
	MCh$	MCh$	MCh$

Letters of credit	81,330	17,114	98,444
Senior bonds	1,858,576	219,782	2,078,358
Subordinated bonds	902,248	-	902,248

Debt issued	2,842,154	236,896	3,079,050

Other financial obligations	5,161	10,261	15,422

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

The following tables provide further detail on each debt instrument as of June 30, 2015 and December 31, 2014:

a)      Letters of Credit

	As of June 30, 2015	As of December 31, 2014
	MCh$	MCh$

Expiring within 1 year	13,742	17,114
Expiring between 1 and 2 years	11,215	10,100
Expiring between 2 and 3 years	9,671	10,776
Expiring between 3 and 4 years	8,398	9,133
Expiring between 4 and 5 years	7,689	8,302
Expiring in more than 5 years	37,910	43,019

Total letters of credit	88,625	98,444

b)      Senior Bonds

	As of June 30, 2015	As of December 31, 2014
	MCh$	MCh$

BCOR-J0606	9,901	14,547
BCOR-L0707	101,436	99,961
BCOR-O0110	23,170	23,103
BCOR-P0110	23,846	23,875
BCOR-R0110	129,864	126,487
BCORAD0710	51,115	50,209
BCORAE0710	254,755	250,420
BCORAF0710	155,478	153,013
BCORAG0710	76,741	74,969
BCORAI0710	180,480	118,391
BCORAJ0710	29,115	-
BCORBW0914	40,216	-
BCOR-Q0110	-	119,998
BCORUSD0118	465,916	439,350
BCORUSD0919	476,294	450,959
Fixed-rate financial bonds	351	-
UVR financial bonds	13,497	13,456
DTF financial bonds	-	2,898
CPI financial bonds	109,538	116,722

Total senior bonds	2,141,713	2,078,358

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

Senior bond maturities are detailed as follows:

	As of June 30, 2015	As of December 31, 2014
	MCh$	MCh$

Maturing within 1 year	357,266	219,782
Maturing between 1 and 2 years	274,152	282,611
Maturing between 2 and 3 years	572,658	282,109
Maturing between 3 and 4 years	534,119	552,030
Maturing between 4 and 5 years	376,262	472,092
Maturing in more than 5 years	27,256	269,734

Total senior bonds	2,141,713	2,078,358

c) Subordinated Bonds

	As of June 30, 2015	As of December 31, 2014
	MCh$	MCh$

UCOR-V0808	133,184	131,270
UCOR-Y1197	7,590	7,847
UCOR-Z1197	17,663	18,259
UCORAA0809	121,926	120,261
UCORBF0710	12,280	12,098
UCORBI0710	29,784	29,372
UCORBJ0710	132,030	130,053
UCORBL0710	103,501	102,059
UCORBN0710	76,174	75,078
UCORBP0710	35,837	35,311
Series B in US$ (*)	109,831	104,318
Series A (*)	1,639	1,782
Series B (*)	68,422	70,522
Series AS10 (*)	25,837	26,629
Series AS15 (*)	36,278	37,389

Total subordinated bonds	911,976	902,248

(*) Debt instruments issued by Banco CorpBanca Colombia.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

Subordinated bond maturities are detailed as follows:

	As of June 30, 2015	As of December 31, 2014
	MCh$	MCh$

Maturing within 1 year	8,955	-
Maturing between 1 and 2 years	-	-
Maturing between 2 and 3 years	36,751	45,943
Maturing between 3 and 4 years	24,354	-
Maturing between 4 and 5 years	-	26,361
Maturing in more than 5 years	841,916	829,944

Total subordinated bonds	911,976	902,248

d)    Other Financial Obligations

	As of June 30, 2015	As of December 31, 2014
	MCh$	MCh$

Maturing within 1 year	1,370	1,588
Maturing between 1 and 2 years	193	-
Maturing between 2 and 3 years	81	268
Maturing between 3 and 4 years	613	709
Maturing between 4 and 5 years	1,053	-
Maturing in more than 5 years	2,390	4,184

Total other financial obligations	5,700	6,749

Short-term obligations:

Amounts due to credit card operators	8,872	8,673

Total short-term financial obligations	8,872	8,673

Total other financial obligations	14,572	15,422

As of June 30, 2015 and December 31, 2014, the Bank has not defaulted on principal, interest or other payments related to its debt instruments.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

NOTE 18 -	OTHER LIABILITIES

As of June 30, 2015 and December 31, 2014, this account is detailed as follows:

	As of June 30,	As of December 31,

	2015	2014
	MCh$	MCh$

Accounts and notes payable (1)	205,942	160,050
Dividends payable (4)	240,111	266
Unearned revenue	6,037	6,993
Hedge valuation adjustments (2)	4,380	-
Miscellaneous payables	11,582	15,544
Provision for commissions and consulting fees	11,371	914
Threshold effect guarantees (3)	27,776	204
Funds applicable	-	23,829
Other liabilities	7,852	2,916

Total	515,051	210,716

(1)
This consists of obligations that fall outside the Bank’s line of business such as withholding taxes, social security payments, credits on materials purchases, credits on or obligations for lease agreements to acquire property, plant or equipment, or provisions for expenses pending payment.

(2)	This corresponds to a fair value adjustment of items hedged with fair value hedges.

(3)	Guarantees for financial transactions.

(4)	For more information, see Note 32 Events After the Reporting Period.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

NOTE 19 -	CONTINGENCIES, COMMITMENTS AND RESPONSIBILITIES

a) Commitments and responsibilities accounted for in off-balance-sheet memorandum accounts:

The Bank, its subsidiaries and its foreign branch record the following balances related to commitments and responsibilities that fall within its line of business in off-balance-sheet memorandum accounts:

	As of June 30, 2015	As of December 31, 2014
	MCh$	MCh$

CONTINGENT LOANS	3,112,954	3,191,435
Guarantees and surety bonds	179,069	182,894
Guarantees and surety bonds in Chilean currency	-	-
Guarantees and surety bonds in foreign currency	179,069	182,894
Confirmed foreign letters of credit	101	329
Issued documentary letters of credit	59,919	58,695
Bank guarantees	816,366	826,235
Interbank guarantee letters	-	-
Immediately available credit lines	1,665,592	1,592,026
Other loan commitments	391,907	531,256
Other contingent loans	-	-
TRANSACTIONS ON BEHALF OF THIRD PARTIES	1,748,863	1,714,376
Collections	11,330	10,811
Collections in foreign countries	4,390	5,184
Collections in Chile	6,940	5,627
Placement or sale of financial instruments	-	-
Placement of publicly-traded securities	-	-
Sale of letters of credit for bank operations	-	-
Sale of other instruments	-	-
Transferred financial assets managed by the bank	380,448	370,791
Assets assigned to insurance companies	34,059	35,469
Securitized assets	-	-
Other assets assigned to third parties	346,389	335,322
Third-party resources managed by the bank	1,357,085	1,332,774
Financial assets managed on behalf of third parties	1,357,085	1,332,774
Other assets managed on behalf of third parties	-	-
Financial assets acquired in bank’s name	-	-
Other assets acquired in bank’s name	-	-
SECURITIES CUSTODY	562,009	493,698
Securities in custody held by the bank	168,632	118,321
Securities deposited in other entities	301,304	284,594
Instruments issued by the bank	92,073	90,783
Time deposit promissory notes	92,073	90,783
Letters of credit for sale	-	-
Other documents	-	-
COMMITMENTS	-	-
Guarantees for underwriting transactions	-	-
Commitments to acquire assets	-	-

Total	5,423,826	5,399,509

The preceding table only includes the most significant balances.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

b)      Pending Litigation

b.1)   CorpBanca

As of the date of issuance of these financial statements, there are lawsuits pending against the Bank related to loans and other matters, most of which, according to the Bank’s Legal Services Division, present no risk of significant loss. Nevertheless, as of June 30, 2015, it has recorded provisions of MCh$ 210 (MCh$ 207 as of December 31, 2014).

b.2)   CorpBanca Corredores de Bolsa S.A.

According to the Bank’s Legal Services Division, as of June 30, 2015 and December 31, 2014, this company does not have any pending lawsuits that represent a risk of significant loss for the Bank.

As of June 30, 2015, the subsidiary had MCh$ 198 in doubtful accounts related to customer management. In the opinion of the Bank’s general counsel, not recovering the amounts owed could result in a loss for the Bank. Therefore, the subsidiary has recorded a provision of MCh$198 in its financial statements.

Before the Fifth Criminal Court of Santiago, in fraud case No. 149913-7, as part of a criminal suit filed by Banco del Estado de Chile, to which CorpBanca Corredores de Bolsa S.A. is not party, the court seized (in the Company’s opinion, improperly) Time Deposit No. 00243145 for MCh$ 43 (historical pesos) that Concepción S.A. Corredores de Bolsa, now CorpBanca Corredores de Bolsa S.A., had acquired from its initial beneficiary, because it was considered corpus delicti. This time deposit is fully provisioned in the Company’s financial statements and is presented net of the provision in notes and accounts receivable.

b.3)   CorpBanca Administradora General de Fondos

On September 26, 2013, the Company was notified of a lawsuit brought by José Hernán Romero Salinas against CorpBanca Administradora General de Fondos S.A. filed with the 12th Civil Court of Santiago, Case No. C-9302-2013. The lawsuit petitions the court to render null and void four mutual fund investment agreements. As a result of the annulment, the plaintiff is requesting that the subsidiary be sentenced to !i! return all funds invested in the four mutual fund investment agreements; !ii! pay for lost profits valued at MCh$100, which is equivalent to the money that the plaintiff would have invested in fixed income mutual fund units as of the date of filing the lawsuit; and !iii! pay the plaintiff the sum of MCh$50 for moral damages.

On December 1, 2014, the first instance ruling was issued, partially accepting the lawsuit by declaring the agreements null and void and ordering the subsidiary to refund the sum of MCh$513 for the money handed over to invest.

The ruling rejected the petition for lost profits and moral damages filed by the plaintiff. On January 6, 2015, the Bank filed a motion for cassation on grounds of form, arguing a lack of factual and legal grounds for the basis of the ruling and appeal. On January 16, 2015, the plaintiff appealed the ruling, requesting modification for the ruling to include compensation for moral damages, lost profits and court costs. Both filings are pending processing.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

b.4)    Banco CorpBanca Colombia S.A.

The bank and its subsidiaries are involved in civil, labor and administrative proceedings. Of the 142 outstanding civil and administrative proceedings, 102 are related to banking operations and 40 to ownership of leased assets. Compensation sought amounts to approximately MCh$32,824. Of these proceedings, the probability of loss is remote in 119 cases, possible in 9 cases and likely in 14 cases. Provisions for those proceedings classified as likely in accordance with IAS 37 total MCh$3,868.

The proceedings classified as likely include one class action suit from 2015 that affects the entire financial sector. No court proceedings, adverse rulings or complaints were filed that, given their amount, might materially affect the Bank’s capital. The common legal proceedings or processes that affect most of the financial sector will not necessarily be ruled on in 2015, but perhaps in subsequent years. Specifically because of the portfolio sales by Banco CorpBanca Colombia (formerly Banco Santander), which make its particular situation different from other banks that are party to the lawsuit, it is difficult to quantify the status of these proceedings and impossible to determine the financial implications.

There are 117 labor proceedings seeking a total of MCh$1,738, for which MCh$1,212 has been provisioned, equivalent to 70%. Of these, the probability of loss is remote in 38 cases and likely in 79 cases.

b.6)    Other Companies Included in Consolidation

As of June 30, 2015, the other companies do not have any pending lawsuits that represent a risk of significant loss for the Bank.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

c)       Contingent loans

The following table contains the amounts for which the Bank is contractually obliged to provide loans and the amount of credit risk provisions established:

	As of June 30,	As of December 31,

	2015	2014
	MCh$	MCh$
Guarantees and surety bonds	179,069	182,894
Documentary letters of credit	59,919	58,695
Confirmed foreign letters of credit	101	329
Bank guarantees	816,366	826,235
Available credit on lines of credit and credit cards	1,665,592	1,592,026
Student loans (Law No. 20,027)	359,427	493,824
Other	32,480	37,432
Subtotal (Note 19 a)	3,112,954	3,191,435
Provisions for contingent loans	(16,711)	(17,871)
Total	3,096,243	3,173,564

d)       Responsibilities

d.1)   CorpBanca

The Bank and its subsidiaries have the following responsibilities arising from the normal course of business:

	As of June 30,	As of December 31,
	2015	2014
	MCh$	MCh$
Documents in collections	11,330	10,811
Transferred financial assets managed by the bank	380,448	370,791
Third-party resources managed by the bank	1,357,085	1,332,774
Securities custody	562,009	493,698
Total	2,310,872	2,208,074

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

d.2)    CorpBanca Corredores de Bolsa

The subsidiary CorpBanca Corredores de Bolsa S.A. presents the following information regarding securities in custody:

Brokerage Subsidiary
As of June 30, 2015
	Domestic			Foreign
	Variable	Fixed & Money Mkt	Other	Variable	Fixed & Money Mkt	Other	Total
Custody services for unrelated third parties	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Custody without asset management	247,274	61,524	-	1	-	-	308,798
Portfolio management	-	-	-	-	-	-	-
Voluntary pension savings management	-	-	-	-	-	-	-
Total	247,274	61,524	-	1	-	-	308,798
Percentage in custody of CSD (%)	96.58%	99.51%	-	100.00%	-	-	97.16%

As of December 31, 2014
	Domestic			Foreign
	Variable	Fixed & Money Mkt	Other	Variable	Fixed & Money Mkt	Other	Total
Custody services for unrelated third parties	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Custody without asset management	246,706	48,020	-	1	-	-	294,727
Portfolio management	-	-	-	-	-	-	-
Voluntary pension savings management	-	-	-	-	-	-	-
Total	246,706	48,020	-	1	-	-	294,727
Percentage in custody of CSD (%)	95.66%	99.34%	-	100.00%	-	-	96.26%

As of June 30, 2015
	Domestic			Foreign
	Variable	Fixed & Money Mkt	Other	Variable	Fixed & Money Mkt	Other	Total
Custody services for related third parties	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Custody without asset management	1,668	-	-	-	-	-	1,668
Portfolio management	-	-	-	-	-	-	-
Voluntary pension savings management	-	-	-	-	-	-	-
Total	1,668	-	-	-	-	-	1,668
Percentage in custody of CSD (%)	100.00%	-	-	-	-	-	100.00%

As of December 31, 2014
	Domestic			Foreign
	Variable	Fixed & Money Mkt	Other	Variable	Fixed & Money Mkt	Other	Total
Custody services for related third parties	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Custody without asset management	886	-	-	-	-	-	886
Portfolio management	-	-	-	-	-	-	-
Voluntary pension savings management	-	-	-	-	-	-	-
Total	886	-	-	-	-	-	886
Percentage in custody of CSD (%)	100.00%	-	-	-	-	-	100.00%

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

d.3)    CorpBanca Corredores de Seguros

In order to comply with Art. 58, letter d) of DFL 251 of 1930, which states, “Insurance Brokers, in order to conduct business, must comply with the requirement of contracting insurance policies as determined by the Superintendency of Securities and Insurance, in order to correctly and fully comply with the obligations arising from its activities and especially regarding damages that may be incurred by insured parties that contract policies through the brokerage house”, the Company renewed the following policies, taking effect April 15, 2014, and expiring April 14, 2016, through Consorcio Nacional de Seguros S.A.:

Policy	Insured Item	Amount Insured (UF)
10026223	Civil Liability	60,000
10026220	Guarantee	500

e) Guarantees Granted

e.1)       CorpBanca

Assets provided as guarantees:

	As of June 30,	As of December 31,
	2015	2014
	MCh$	MCh$

Assets provided as guarantees	13,772	17,235
Total	13,772	17,235

e.2)    CorpBanca Corredores de Bolsa S.A.

Direct Commitments.
As of June 30, 2015 and December 31, 2014, the Company does not have any direct commitments.

Real Guarantees in Assets Established in Favor of Third-Party Obligations.
With the exception of guarantees that must be established in the normal course of business in accordance with securities laws or regulations, as of June 30, 2015 and December 31, 2014, the Company does not have any real guarantees involving Bank assets established in favor of third parties.

Personal Guarantees.
As of June 30, 2015 and December 31, 2014, the Company has not granted any personal guarantees.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

e.3)    Corpbanca Administradora General de Fondos S.A

On November 29, 2014, an employee fidelity insurance policy with coverage of MUS$ 5 per claim and an annual aggregate of MUS$ 10 was purchased from Compañía de Seguros Orion S.A., expiring November 28, 2015.

e.4)    Other Companies Included in Consolidation

As of June 30, 2015, no other companies have granted any guarantees that must be disclosed in these financial statements.

f)       Other obligations

f.1) CorpBanca

The Bank is authorized to transfer to its customers any obligations for deferred customs duties arising from imports of leased assets. These transfers take place with prior authorization from the National Customs Service. As of June 30, 2015, the Bank has not transferred any customs duties obligations to its customers.

g)      Sanctions

g.1)   CorpBanca Corredores de Bolsa S.A.

During the six-month period ended June 30, 2015, the Company and/or its Chief Executive Officer received the following sanctions:

In Exempt Ruling D.J. No. 109-021-2015, in case number 131-2014, on January 21, 2015, the Financial Analysis Unit (UAF in Spanish) declared that CorpBanca Corredores de Bolsa S.A. had violated article 5 of Law 19,913 in relation to numeral 1) of paragraph II of UAF Ruling No. 49 of 2012, regarding the obligation to maintain a Special Registry of Cash Transactions over UF 450 for a minimum of five years. The same ruling issued the company a written warning and fined it UF 300. The company decided not to appeal this ruling before the respective Court of Appeals nor to file a motion for reconsideration as entitled. It proceeded to pay the fine within the time period granted for that purpose.

CCLV Penalties as of June 30, 2015:
On May 6, 2015, the Company was penalized by the CCLV for hedge of net seller positions during the complement period.

On April 24, 2015, the Company was penalized by the CCLV for hedge of net seller positions during the complement period.

On February 7, 2015, the Company was fined 50 UF by the CCLV for hedge of net seller positions during the verification period.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

NOTE 20 -	EQUITY

 a.       Movements in capital and reserve accounts (attributable to Bank shareholders)

As of June 30, 2015, the Bank’s paid capital is represented by common shares with no par value, all of which are fully subscribed and paid, detailed as follows:

	Common Shares 2015	Common Shares 2014
	(number)	(number)

Issued as of January 01	340,358,194,234	340,358,194,234
Issuance of paid shares	-	-

Total outstanding	340,358,194,234	340,358,194,234

i.   Subscribed and Paid Shares

As of June 30, 2015, the Bank’s paid capital is represented by 340,358,194,234 subscribed and paid common shares with no par value.

ii.     Profit Distribution

2015

●	At an extraordinary shareholders’ meeting held June 26, 2015, shareholders approved a special dividend beginning July 1, 2015, of MCh$239,860 charged to retained earnings from 2014 and prior years.

●	Regarding 2014 profit, at the extraordinary general shareholders’ meeting held on March 12, 2015, shareholders agreed to distribute MCh$ 113,130 in earnings, representing 50% of profit for the year.

2014

●	Regarding 2013 profit, at the extraordinary general shareholders’ meeting held on March 13, 2014, shareholders agreed to distribute MCh$ 88,403 in earnings, representing 57% of profit for the year.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

Main Shareholders

For the periods ended June 30, 2015 and December 31, 2014, the Bank’s main shareholders were:

	Common Shares 2015
	No. of Shares	% Ownership Interest
CORP GROUP BANKING SA	148,835,852,909	43.72918%	(*)
BANCO DE CHILE ON BEHALF OF NON-RESIDENT THIRD PARTIES	30,657,187,302	9.00733%
BANCO SANTANDER ON BEHALF OF FOREIGN INVESTORS	23,227,204,014	6.82434%
COMPANIA INMOBILIARIA Y DE INVERSIONES SAGA SPA	20,918,589,773	6.14605%	(1) (*)
BANCO ITAU ON BEHALF OF INVESTORS	18,066,768,419	5.30816%
DEUTSCHE BANK TRUST COMPANY AMERICAS (ADRS)	14,859,123,500	4.36573%
SIERRA NEVADA INVESTMENTS CHILE DOS LTDA	9,817,092,180	2.88434%
MONEDA SA AFI FOR PIONERO INVESTMENT FUND	8,523,740,000	2.50434%
CORPBANCA CORREDORES DE BOLSA SA ON BEHALF OF THIRD PARTIES	4,327,101,476	1.27134%
INV LAS NIEVES S A	3,790,725,224	1.11375%
BTG PACTUAL CHILE S A C DE B	3,688,715,813	1.08377%
CIA DE SEGUROS DE VIDA CONSORCIO NACIONAL DE SEGUROS SA	3,584,872,619	1.05326%
SANTANDER S A C DE B	3,366,187,925	0.98901%
COMPANIA DE SEGUROS CORPVIDA S.A.	3,145,931,028	0.92430%
BOLSA DE COMERCIO DE SANTIAGO BOLSA DE VALORES	2,646,344,556	0.77752%
INMOB E INVERSIONES BOQUINENI LTDA	2,353,758,526	0.69155%
VALORES SECURITY S A C DE B	2,165,741,556	0.63631%
BCI C DE B S A	1,935,386,251	0.56863%
CONSORCIO C DE B S A	1,870,307,196	0.54951%
LARRAIN VIAL S A CORREDORA DE BOLSA	1,790,965,198	0.52620%
BANCHILE C DE B S A	1,683,113,354	0.49451%
CRN INMOBILIARIA LIMITADA	1,535,239,055	0.45107%
EL MADERAL INVERSIONES LTDA	1,244,312,335	0.36559%
IM TRUST S A C DE B	1,118,040,438	0.32849%
INVERSIONES TAURO LIMITADA	1,085,181,332	0.31884%
OTHER SHAREHOLDERS	24,120,712,255	7.08688%

TOTAL	340,358,194,234	100.00000%

(1) This group includes Deutsche Securities Corredores de Bolsa Ltda., which includes 926,513,842 shares in custody that are owned by Compañía Inmobiliaria y de Inversiones SAGA Limitada.

(*) In short, the controlling group has a 49.8752% interest in CorpBanca and subsidiaries.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

	Common Shares 2014
	No. of Shares	% Ownership Interest
CORP GROUP BANKING S.A.	148,835,852,909	43.72918%		(*)
BANCO DE CHILE ON BEHALF OF NON-RESIDENT THIRD PARTIES	28,294,988,762	8.31330%
BANCO ITAU ON BEHALF OF INVESTORS	23,733,292,313	6.97303%
BANCO SANTANDER ON BEHALF OF FOREIGN INVESTORS	23,071,014,201	6.77845%
COMPAÑÍA INMOBILIARIA Y DE INVERSIONES SAGA SPA	20,918,589,773	6.14605%	(1)	(*)
DEUTSCHE BANK TRUST COMPANY AMERICAS (ADRS)	14,042,402,000	4.12577%
SIERRA NEVADA INVESTMENTS CHILE DOS LTDA.	9,817,092,180	2.88434%
MONEDA S.A. AFI PIONERO INVESTMENT FUND	8,949,961,000	2.62957%
CORPBANCA CORREDORES DE BOLSA S.A.	4,238,106,664	1.24519%
INV. LAS NIEVES S.A.	3,790,725,224	1.11375%
CÍA. DE SEGUROS CORPVIDA S.A.	3,563,148,560	1.04688%
SANTANDER S.A. C DE B	3,528,163,068	1.03660%
CÍA. DE SEGUROS DE VIDA CONSORCIO NACIONAL DE SEGUROS S.A.	3,316,120,234	0.97430%
BOLSA DE COMERCIO DE SANTIAGO BOLSA DE VALORES	2,569,145,250	0.75484%
INMOB. E INVERSIONES BOQUIÑENI LTDA.	2,353,758,526	0.69155%
INVERSIONES TAURO LIMTADA	2,290,479,818	0.67296%
BTG PACTUAL CHILE S.A. C DE B	2,053,973,966	0.60347%
MBI CORREDORES DE BOLSA S.A.	1,969,927,336	0.57878%
CONSORCIO C DE B S A	1,918,739,065	0.56374%
VALORES SECURITY S A C DE B	1,872,636,183	0.55020%
OTHER SHAREHOLDERS	29,230,077,202	8.58803%

TOTAL	340,358,194,234	100.00000%

(1) This group includes Deutsche Securities Corredores de Bolsa Ltda., which includes 926,513,842 shares in custody that are owned by Compañía Inmobiliaria y de Inversiones SAGA Limitada.

(*) In short, the controlling group has a 49.8752% interest in CorpBanca and subsidiaries.

b.    Dividends

Dividends distributed by the entity are detailed as follows:

Period	Profit Attributable to Owners of the Bank	Allocated to Reserves or Retained Earnings	Allocated as Dividends	Percentage Distributed	No. of Shares	Dividend per Share (Ch$)
	MCh$	MCh$	MCh$	%

2014 (Shareholders’ Meeting June 2015)	-	(239,860)	239,860	100.00%	340,358,194,234	0.705
2014 (Shareholders’ Meeting March 2015)	226,260	113,130	113,130	50.00%	340,358,194,234	0.332
2013 (Shareholders’ Meeting March 2014)	155,093	66,690	88,403	57.00%	340,358,194,234	0.260
2012 (Shareholders’ Meeting February 2013)	120,080	60,040	60,040	50.00%	340,358,194,234	0.176

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

c.     Diluted and Basic Earnings

For the six-month periods ended June 30, 2015 and 2014, the Bank’s diluted and basic earnings are detailed as follows:

	As of June 30,2015		As of December 31, 2014		As of June 30, 2014
	No. of Weighted Shares	Amount	No. of Weighted Shares	Amount	No. of Weighted Shares	Amount
	Millions	MCh$	Millions	MCh$	Millions	MCh$

Diluted and Basic Earnings
Basic earnings per share
Profit for the period	-	96,217	-	226,260	-	105,405
Weighted average number of shares outstanding	340,358	-	340,358	-	340,358	-
Assumed conversion of convertible debt	-		-		-
Adjusted number of shares	340,358	-	340,358	-	340,358	-
Basic earnings per share (Chilean pesos)	-	0.283	-	0.665	-	0.310

Diluted earnings per share
Profit for the period	-	96,217	-	226,260	-	105,405
Weighted average number of shares outstanding	340,358	-	340,358	-	340,358	-
Dilutive effect of:
Assumed conversion of convertible debt
Conversion of common shares
Options rights
Adjusted number of shares	340,358	-	340,358	-	340,358	-
Diluted earnings per share (Chilean pesos)	-	0.283	-	0.665	-	0.310

d.     Valuation Accounts

Fair Value Reserve. This includes accumulated net changes in the fair value of investments available for sale until the investment is recognized or the need to make impairment provisions exists.

Translation Reserves. This includes the effects of converting the financial statements of the New York Branch and Colombian subsidiaries, whose functional currencies are the US dollar and Colombian peso, respectively, to the presentation currency of Banco CorpBanca (the Chilean peso).

Cash Flow Hedge Reserves. This includes the effects of hedges on the Bank’s exposure to variations in cash flows that are attributed to a particular risk related to a recognized asset and/or liability, which can affect profit and loss for the period.

Foreign Investment Accounting Hedge Reserve. Corresponds to adjustments for hedges of net investments in foreign operations, mentioned above.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

The following tables present movements in equity and income taxes for the periods ended June 30, 2015 and December 31, 2014:

Comprehensive Income for the Period	As of June 30, 2015	As of December 31, 2014
	MCh$	MCh$
Financial assets available for sale
Balance as of January 1	(11,605)	(3,546)

Losses and gains on portfolio valuation and other adjustments	(5,403)	(8,059)

Total	(17,008)	(11,605)

Foreign investment hedges
Balance as of January 1	(7,135)	(2,384)
Losses and gains on hedge valuation and other adjustments	(5,336)	(4,751)

Total	(12,471)	(7,135)

Cash flow hedges
Balance as of January 1	958	(5,187)
Losses and gains on hedge valuation and other adjustments	(8,114)	6,145

Total	(7,156)	958

Translation adjustments
Balance as of January 1	(82,050)	(14,257)
Loss on net translation adjustments	(23,400)	(67,793)

Total	(105,450)	(82,050)

Other comprehensive loss before taxes	(142,085)	(99,832)

Income taxes related to items of other comprehensive income (loss)
Income tax related to financial assets available for sale	6,243	4,736
Income tax related to foreign hedges	3,290	1,848
Income tax related to cash flow hedges	1,661	(362)

Total	11,194	6,222

Other comprehensive loss net of taxes	(130,891)	(93,610)

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

e. Non-Controlling Interest:

This corresponds to the net amount of equity in the dependent entities attributable to capital that does not belong, directly or indirectly, to the Bank, including the part of profit for the period that is attributed to them. Non-controlling interest in the subsidiary’s equity and profit for the period is detailed as follows:

June 30, 2015				Other Comprehensive Income (Loss)
Subsidiary	Third-Party Interest	Equity	Income (Loss)	Financial Assets Available for Sale	Effect Translation Adjustment NYBranch	Effect Hedge of Net Inv. in Foreign Operation	Effect Cash Flow Hedge	Deferred Taxes	Total Other Comprehensive Income (Loss)	Comprehensive Income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

SMU CORP S.A.	49.00%	2,503	(240)	-	-	-	-	-	-	(240)
Helm Corredor de Seguros S.A	20.00%	1,760	87	-	-	-	-	-	-	87
Banco CorpBanca Colombia and Subs i.	33.62%	324,068	14,595	657	-	555	-	(445)	767	15,362
		328,331	14,442						767	15,209

December 31, 2014				Other Comprehensive Income (Loss)
Subsidiary	Third-Party Interest	Equity	Income (Loss)	Financial Assets Available for Sale	Effect Translation Adjustment NYBranch	Effect Hedge of Net Inv. in Foreign Operation	Effect Cash Flow Hedge	Deferred Taxes	Total Other Comprehensive Income (Loss)	Comprehensive Income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

SMU CORP S.A.	49.00%	2,743	(687)	-	-	-	-	-	-	(687)
Helm Corredor de Seguros S.A	20.00%	1,761	374	-	-	-	-	-	-	374
Banco CorpBanca Colombia and Subs i.	33.62%	319,809	38,690	4,261	-	-	-	(1,678)	2,583	41,273
		328,331	38,377						2,583	40,960

June 30, 2014				Other Comprehensive Income (Loss)
Subsidiary	Third-Party Interest	Equity	Income (Loss)	Financial Assets Available for Sale	Effect Translation Adjustment NYBranch	Effect Hedge of Net Inv. in Foreign Operation	Effect Cash Flow Hedge	Deferred Taxes	Total Other Comprehensive Income (Loss)	Comprehensive Income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

SMU CORP S.A.	49.00%	2,374	(715)	-	-	-	-	-	-	(715)
Helm Corredor de Seguros S.A	20.00%	2,344	223	-	-	-	-	-	-	223
Banco CorpBanca Colombia and Subs i.	33.62%	342,398	15,316	1,576	-	-	-	(536)	1,040	16,356
		347,116	14,824						1,040	15,864

Movements in non-controlling interest are detailed as follows:

	As of June 30, 2015	As of December 31, 2014	As of June 30, 2014
	MCh$	MCh$	MCh$
Opening balance	324,313	305,698	305,698
Comprehensive income for the period	15,209	40,960	15,864
Variation in non-controlling interest	(11,191)	(22,345)	25,554

Closing balance	328,331	324,313	347,116

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

NOTE 21 -	INTEREST AND INDEXATION INCOME AND EXPENSES

This account includes interest accrued during the period on all financial assets whose implicit or explicit return is obtained by applying the effective interest rate method independent of whether they are valued at fair value, as well as rectifications of products as a result of accounting hedges, which forms part of interest and indexation income and expenses as shown in the Statement of Income for the Period. Interest and indexation is recognized as received for the past-due portfolio, as well as the amount that was not recognized in the Statement of Income for the Period because recognition was suspended on an accrual basis.

a.	For the six-month periods ended June 30, 2015 and 2014, interest and indexation income is detailed as follows:

	As of June 30,				As of June 30,
	2015				2014
	Interest	Indexation	Prepayment Fees	Total	Interest	Indexation	Prepayment Fees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Normal Portfolio
Repurchase agreements	9,048	4	-	9,052	7,415	23	-	7,438
Loans and advances to banks	5,347	-	-	5,347	4,159	-	-	4,159
Commercial loans	320,600	31,345	805	352,750	306,999	64,036	1,320	372,355
Mortgage loans	60,135	25,369	-	85,504	58,215	48,284	-	106,499
Consumer loans	128,516	89	353	128,958	135,671	292	341	136,304
Investment securities	27,306	7,557	-	34,863	18,444	4,904		23,348
Other interest or indexation income	4,111	-	-	4,111	4,805	-	-	4,805
Gain (los s) from accounting hedges	966	-	-	966	4,152	-	-	4,152

Subtotal	556,029	64,364	1,158	621,551	539,860	117,539	1,661	659,060

b.	For the six-month periods ended June 30, 2015 and 2014, interest and indexation expenses are detailed as follows:

	As of June 30,			As of June 30,
	2015			2014
	Interest	Indexation	Total	Interest	Indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Demand deposits	(38,538)	(137)	(38,675)	(32,735)	(316)	(33,051)
Repurchase agreements	(21,881)	(5)	(21,886)	(16,874)	(21)	(16,895)
Savings accounts and time deposits	(149,329)	(10,320)	(159,649)	(166,767)	(12,162)	(178,929)
Borrowings from financial institutions	(11,161)	-	(11,161)	(10,581)	-	(10,581)
Debt issued	(66,216)	(24,350)	(90,566)	(55,319)	(49,213)	(104,532)
Other financial obligations	(95)	(109)	(204)	(155)	(363)	(518)
Other interest or indexation expense	(665)	(576)	(1,241)	(358)	(1,383)	(1,741)
Gain (loss) from accounting hedges	1,529	-	1,529	382	-	382
Total interest or indexation expense	(286,356)	(35,497)	(321,853)	(282,407)	(63,458)	(345,865)

For purposes of the statement of cash flows, net interest and indexation income for the period ended June 30, 2015 is MCh$ 299,698 (MCh$313,195 in June 2014).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

NOTE 22 -	INCOME AND EXPENSES FROM FEES AND COMMISSIONS

This account includes all commissions accrued and paid during the year, except those included in the effective interest rate of financial instruments. They consist primarily of:

a)     Fee and commission income:

	As of June 30, 2015	As of June 30, 2014
	MCh$	MCh$

Lines of credit and overdrafts	4,267	6,755
Guarantees and letters of credit	5,613	5,899
Credit card services	19,189	18,374
Account management	5,404	5,478
Collections, billing and payments	17,189	16,061
Securities brokerage and management	5,387	4,400
Mutual funds and other investments	10,491	10,749
Insurance brokerage	8,731	10,482
Financial consulting services	15,057	10,285
Other fees for services provided	7,747	7,540
Other commissions earned	873	796

Total fee and commission income	99,948	96,819

b)     Fee and commission expenses:
	As of June 30, 2015	As of June 30, 2014
	MCh$	MCh$

Credit card transactions	(12,280)	(8,505)
Securities transactions	(1,916)	(2,287)
Commissions paid through Chilean clearing house (ACC)	(2,565)	(2,162)
Foreign trade transactions	(229)	(777)
Expenses from refunded commissions	-	(1)
CorpPuntos loyalty program	(538)	(444)
CorpPuntos loyalty program benefits	(548)	(372)
Loan services to customers	(1,826)	(1,846)
Fees for payroll deduction agreements	(1,280)	(1,299)
Other commissions paid	(2,143)	(1,902)

Total fee and commission expenses	(23,325)	(19,595)

Commissions earned for transactions with letters of credit are presented in the Statement of Income within “interest and indexation income”.

For purposes of the statement of cash flows, net fee and commission income for the period ended June 30, 2015 is MCh$ 76,623 (MCh$ 77,224 in June 2014).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

NOTE 23 -	NET FINANCIAL OPERATING INCOME

This account includes adjustments for variations in financial instruments except those attributable to interest accrued using the effective interest rate method on value corrections of assets, as well as gains or losses obtained from sales and purchases.

Net financial operating income contained in the Statement of Income consists of the following concepts:

	As of June 30, 2015	As of June 30, 2014
	MCh$	MCh$

Trading portfolio	11,823	26,260
Derivative instruments	98,287	58,183
Other assets at fair value through profit and loss	1,276	44
Available-for-sale portfolio	9,235	14,206
Gain on repurchase of bank-issued time deposit	15	19
Loss on repurchase of bank-issued time deposit	(161)	(252)
Other	163	234

Total	120,638	98,694

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

NOTE 24 -	NET FOREIGN EXCHANGE TRANSACTIONS

This includes the gain or loss from purchases and sales of currency, differences that arise from translating monetary items in foreign currency to the functional currency and from non-monetary assets in foreign currency upon disposal. Net foreign exchange transactions are detailed as follows:

	As of June 30, 2015	As of June 30, 2014
	MCh$	MCh$
Net foreign exchange transactions
Net losses on currency positions	(51,632)	(21,652)
Gain on purchase and sale of currency	1,025	981
Other currency gains	8,955	37

Subtotal	(41,652)	(20,634)

Net gain (loss) for exchange rate adjustments
Adjustments to loans to customers	369	723
Adjustments to investment securities	554	437
Adjustments to deposits and borrowings	1	-
Adjustments to other liabilities	(1)	(31)
Net gain (loss) on hedging derivatives	1,325	(7,500)

Subtotal	2,248	(6,371)

Total	(39,404)	(27,005)

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

NOTE 25 -	CREDIT RISK PROVISIONS AND IMPAIRMENT

Movements in credit risk provisions and impairment during the six-month periods ended June 30, 2015 and 2014 and the year ended December 31, 2014, are detailed as follows:

	As of June 30, 2015
		Loans to Customers
	Loans and Advances to Banks	Commercial Loans	Mortgage Loans	Consumer Loans	Contingent Loans	Additional Provisions	Minimum Provision for Normal Portfolio	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Provisions established:
Individual provisions	(119)	(94,226)	-	-	(2,451)	-	-	(96,796)
Group provisions	-	(16,472)	(11,456)	(73,913)	(388)	-	-	(102,229)

Provisions established, net	(119)	(110,698)	(11,456)	(73,913)	(2,839)	-	-	(199,025)	(*)

Provisions released:
Individual provisions	174	49,497	-		3,716			53,387
Group provisions	-	5,669	13,168	33,212	34	-	-	52,083

Provisions released, net	174	55,166	13,168	33,212	3,750	-	-	105,470	(*)

Recovery of charged-off assets	-	4,662	878	5,110	-	-	-	10,650

Provisions, net	55	(50,870)	2,590	(35,591)	911	-	-	(82,905)

	As of December 31, 2014
		Loans to Customers
	Loans and Advances to Banks	Commercial Loans	Mortgage Loans	Consumer Loans	Contingent Loans	Additional Provisions	Minimum Provision for Normal Portfolio	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Provisions established:
Individual provisions	(269)	(133,767)	-	-	(8,207)	-	-	(142,243)
Group provisions	-	(45,398)	(10,198)	(138,902)	(2,197)	-	-	(196,695)

Provisions established, net	(269)	(179,165)	(10,198)	(138,902)	(10,404)	-	-	(338,938)	(*)

Provisions released:
Individual provisions	141	91,686	-	-	4,129	-	-	95,956
Group provisions	-	22,710	5,349	56,431	1,018	-	-	85,508

Provisions released, net	141	114,396	5,349	56,431	5,147	-	-	181,464	(*)

Recovery of charged-off assets	-	9,321	1,277	14,347	-	-	-	24,945

Provisions, net	(128)	(55,448)	(3,572)	(68,124)	(5,257)	-	-	(132,529)

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

	As of June 30, 2014
		Loans to Customers
	Loans and Advances to Banks	Commercial Loans	Mortgage Loans	Consumer Loans	Contingent Loans	Additional Provisions	Minimum Provision for Normal Portfolio	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Provisions established:
Individual provisions	(118)	(80,069)	-	-	(3,771)	-	-	(83,958)
Group provisions	-	(16,208)	(4,884)	(70,813)	(855)	-	-	(92,760)

Provisions established, net	(118)	(96,277)	(4,884)	(70,813)	(4,626)	-	-	(176,718)	(*)

Provisions released:
Individual provisions	95	56,897	-	-	1,394	-	-	58,386
Group provisions	-	7,662	3,433	31,084	642	-	-	42,821

Provisions released, net	95	64,559	3,433	31,084	2,036	-	-	101,207	(*)

Recovery of charged-off assets	-	4,537	470	6,467	-	-	-	11,474

Provisions, net	(23)	(27,181)	(981)	(33,262)	(2,590)	-	-	(64,037)

(*) Consolidated Statement of Cash Flows, June 2015 for MCh$93,555 and June 2014 for MCh$75,511.

In management’s opinion, the credit risk provisions established cover all potential losses that may arise from not recovering assets, based on the information examined by the Bank and its subsidiaries.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

NOTE 26 -	PAYROLL AND PERSONNEL EXPENSES

Payroll and personnel expenses for the periods ended June 30, 2015 and 2014, are detailed as follows:

	As of June 30, 2015	As of June 30, 2014
	MCh$	MCh$

Personnel compensation	(63,246)	(66,097)
Bonuses	(27,598)	(28,486)
Employee termination benefits	(1,960)	(4,797)
Training expenses	(350)	(711)
Life and health insurance	(869)	(624)
Other personnel expenses	(7,074)	(8,019)

Total	(101,097)	(108,734)

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

NOTE 27 -	ADMINISTRATIVE EXPENSES

 For the periods ended June 30, 2015 and 2014, administrative expenses are detailed as follows:

	As of June 30, 2015	As of June 30, 2014
	MCh$	MCh$

Maintenance and repair of property, plant and equipment	(6,213)	(5,830)
Office leases	(10,689)	(10,131)
Equipment leases	(1,945)	(1,886)
Insurance premiums	(8,783)	(8,091)
Office supplies	(763)	(779)
IT and communications expenses	(5,723)	(5,529)
Lighting, heating and other utilities	(2,896)	(2,760)
Security and transportation of valuables	(884)	(1,171)
Travel and entertainment expenses	(1,358)	(1,237)
Court and notary expenses	(1,216)	(578)
Fees for technical reports	(15,077)	(8,414)
Professional service fees	(738)	(707)
Securities rating fees	(96)	(9)
Regulatory fines	(65)	(60)
Comprehensive management of ATMs	(1,111)	(1,422)
Management of outsourced temp services	(392)	(381)
Postage and mailing expenses	(239)	(986)
Internal events	(357)	(1,199)
Donations	(1,231)	(1,101)
Contracted services	(271)	(1,024)
Miscellaneous contributions	(220)	(300)
CCA transfer services	(203)	(176)
Credit card miles	(1,596)	(1,297)
Credit card management	(753)	(2,564)
CorpBanca loyalty points	(248)	-
Other general administrative expenses	(4,338)	(5,831)
Subtotal	(67,405)	(63,463)

Outsourced Services	(10,658)	(13,441)
Data processing	(6,629)	(5,421)
Product sales	(375)	(160)
Credit assessments	(228)	(2,281)
Other	(3,426)	(5,579)

Board Expenses	(611)	(730)
Directors’ fees	(611)	(705)
Other board expenses	-	(25)

Advertising	(3,039)	(3,081)

Taxes, Property Taxes and Contributions	(21,045)	(15,856)
Property taxes	(197)	(212)
Municipal business permits	(402)	(426)
Other taxes (*)	(17,704)	(12,826)
Contribution to SBIF	(2,742)	(2,392)

Total	(102,758)	(96,571)

(*) This amount corresponds primarily to taxes other than income taxes that affect CorpBanca Colombia and its subsidiaries (Colombian segment). They are taxes on local financial transactions, ongoing performance of commercial activities or services, non-discountable value added tax and equity tax, among others.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

NOTE 28 -	DEPRECIATION, AMORTIZATION AND IMPAIRMENT

a)	Amounts charged to profit and loss for depreciation, amortization and impairment during the periods ended June 30, 2015 and 2014, are detailed as follows:

	As of June 30, 2015	As of June 30, 2014
	MCh$	MCh$
Depreciation and Amortization
Depreciation of property, plant and equipment	(5,744)	(7,736)
Amortization of intangible assets (Note 12)	(15,915)	(18,182)

Balances	(21,659)	(25,918)

b)	Impairment:

For the periods ended June 30, 2015 and 2014, impairment expenses are detailed as follows:

	As of June 30, 2015	As of June 30, 2014
	MCh$	MCh$

Impairment of financial assets available for sale	-	-
Impairment of financial assets held to maturity	-	-
Subtotal financial assets	-	-

Impairment of property, plant and equipment (1)	(34)	-
Impairment of intangible assets	-	-
Subtotal non-financial assets	(34)

Total	(34)	-

(1) Impairment for technological obsolescence as a result of new regulations on ATMs (decree 222 dated October 30, 2013 from the Ministry of Internal Affairs and Public Safety), accounted for in accordance with IAS 36 Impairment of Assets.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

NOTE 29 -	RELATED PARTY TRANSACTIONS

In conformity with the General Banking Law the instructions issued by the SBIF, a related party is defined as an individual or legal entity related to the property or management of an institution, either directly or through a third party.

Article 89 of the Corporations Law, which also applies to banks, establishes that any transaction with a related party must take place under arm’s length conditions similar to those prevailing in the market.

For publicly-held corporations and their subsidiaries, transaction with related parties is defined as any negotiation, act, contract or transaction in which the company must intervene, while related party is defined as the entities of the corporate group to which the company belongs; the legal entities that, with regard to the company, are considered its parent company, affiliate, subsidiary, associate; individuals that are directors, managers, administrators, key executives or liquidators of the company, on their own behalf or in representation of persons other than the company and their respective spouses until a second degree blood relationship, as well as any entity controlled directly or indirectly through any of them; and any person that alone or with other persons through an agreement of joint action can designate at least one member of the company’s management or control 10% or more of its capital, with voting rights, if the company has shares; those that establish the company’s bylaws or are justifiably identified by the directors’ committee; and those in which he has performed the function of director, manager, administrator, key executive or liquidator of the company within the last 18 months. Article 147 of the Corporations Law sets forth that a publicly held corporation may only carry out transactions with related parties when they are intended to contribute to the corporate interest and are adjusted in price, terms and conditions to those prevailing in the market at the time of their approval and that meet the requirements and procedures indicated in that standard. Moreover, Article 84 of the General Banking Law establishes limits on loans granted to related parties and prohibits the granting of loans to the Bank’s directors, managers and general representatives.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

a.      Loans to Related Parties

As of June 30, 2015 and 2014 and December 31, 2014, loans to related parties are detailed as follows:

June 30, 2015	Producers of Goods and Services	Holding Companies	Individuals
	MCh$	MCh$	MCh$
Loans and receivables:
Commercial loans	174,694	87,617	1,759
Mortgage loans	-	-	15,903
Consumer loans	-	-	2,806
Gross loans	174,694	87,617	20,468
Loan provisions	(1,999)	(748)	(254)

Net loans	172,695	86,869	20,214

Contingent loans	100,077	1,380	3,787
Provisions for contingent loans	(136)	(6)	(1)

Net contingent loans	99,941	1,374	3,786

December 31, 2014	Producers of Goods and Services	Holding Companies	Individuals
	MCh$	MCh$	MCh$
Loans and receivables:
Commercial loans	181,576	31,351	1,741
Mortgage loans	-	-	14,580
Consumer loans	-	-	2,592
Gross loans	181,576	31,351	18,913
Loan provisions	(2,650)	(154)	(47)
Net loans	178,926	31,197	18,866

Contingent loans	77,444	387	2,304
Provisions for contingent loans	(1,048)	(75)	-

Net contingent loans	76,396	312	2,304

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

b.       Other Related Party Transactions

For the periods ended June 30, 2015 and 2014, and December 31, 2014, the Bank has carried out the following transactions with related parties for amounts greater than 1,000 UF.

As of June 30, 2015

			Balances	Effect on Profit
			Receivable	(Loss)
Name or Corporate Name	Description	Note	(Payable)	Income	Expense
			MCh$	MCh$	MCh$

Transbank S.A.	Credit card management		-	-	2,570
Inmobiliaria Edificio CorpGroup S.A.	Office lease and building fees		-	-	2,022
Inversiones Corp Group Interhold Ltda.	Administrative consulting		-	-	1,127
Redbanc S.A.	ATM management		-	-	929
Promoservice S.A.	Promotional services		-	-	1,016
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card management		-	-	410
Corp Group Holding Inversiones Limitada	Advisory services		-	-	185
Corp Research S.A	Advisory services		-	-	210
Fundación Descúbreme	Donations		-	-	71
Fundación CorpGroup Centro Cultural	Donations		-	-	1,075
Grupo de Radios Dial S.A.	Advertising		-	-	102
Compañía de Seguros Vida Corp S.A.	Brokerage of insurance premiums and office lease		-	-	79
Hotel Corporation of Chile S.A.	Lodging, events		-	-	101
Pulso Editorial S.A	Advertising services		-	-	617
Corp Imagen y Diseños S.A.	Other services		-	-	46
CAI Gestion Inmobiliaria S.A	Department stores		-	-	29
Asesorias e Inversiones Rap elco Limitada S.A	Other services		-	-	26
SMU S.A., Rendic Hnos S.A.	Lease ATM space	14	17,400	-	1,008

As of December 31, 2014

			Balances	Effect on Profit
			Receivable	(Loss)
Name or Corporate Name	Description	Note	(Payable)	Income	Expense
			MCh$	MCh$	MCh$

Transbank S.A.	Credit card management		-	-	3,617
Inmobiliaria Edificio CorpGroup S.A.	Office lease and building fees		-	-	3,067
Inversiones Corp Group Interhold Ltda.	Administrative consulting		-	-	2,187
Redbanc S.A.	ATM management		-	-	2,016
Recaudaciones y Cobranzas S.A.	Office lease and collections services		-	-	1,943
Promoservice S.A.	Promotional services		-	-	1,188
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card management		-	-	936
Corp Group Holding Inversiones Limitada	Advisory services		-	-	618
Empresa Periodística La Tercera S.A.	Advertising services		-	-	282
Corp Research S.A	Advisory services		-	-	408
Fundación Descúbreme	Donations		-	-	78
Fundación de Inclusión Social Aprendamos	Donations		-	-	5
Fundación CorpGroup Centro Cultural	Donations		-	-	1,505
Grupo de Radios Dial S.A.	Advertising		-	-	177
Compañía de Seguros Vida Corp S.A.	Brokerage of insurance premiums and office lease		-	-	159
Hotel Corporation of Chile S.A.	Lodging, events		-	-	132
Pulso Editorial S.A	Advertising services		-	-	111
Corp Imagen y Diseños S.A.	Other services		-	-	76
CAI Gestion Inmobiliaria S.A	Department stores		-	-	219
Asesorias e Inversiones Rapelco Limitada S.A	Other services		-	-	49
SMU S.A., Rendic Hnos S.A.	Lease ATM space	14	18,157	-	2,092

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

As of June 30, 2014

			Balances	Effect on Profit
			Receivable	(Loss)
Name or Corporate Name	Description	Note	(Payable)	Income	Expense
			MCh$	MCh$	MCh$
Fundación CorpGroup Centro Cultural	Donations		-	-	876
Transbank S.A.	Credit card management		-	-	1,537
Inmobiliaria Edificio Corp Group S.A.	Office lease and building fees		-	-	1,848
Inversiones Corp Group Interhold Ltda.	Administrative consulting		-	-	1,080
Redbanc S.A.	ATM management		-	-	771
Recaudaciones y Cobranzas S.A.	Office lease and collections services		-	-	926
Promoservice S.A.	Promotional services		-	-	600
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card management		-	-	472
Corp Group Holding Inversiones Limitada	Advisory services		-	-	236
Empresa Periodística La Tercera S.A.	Advertising services		-	-	112
Corp Research S.A	Advisory services		-	-	268
Fundación Descúbreme	Donations		-	-	120
Grupo de Radios Dial S.A.	Advertising		-	-	104
Compañía de Seguros Vida Corp S.A.	Brokerage of insurance premiums and office lease		-	-	113
Hotel Corporation of Chile S.A.	Lodging, events		-	-	94
Pulso Editorial S.A	Advertising services		-	-	26
SMU S.A., Rendic Hnos S.A.	Lease ATM space		18,694	-	1,008
Corp Imagen y Diseños S.A.	Other services		-	-	41
CAI Gestion Inmobiliaria S.A	Department stores		-	-	41
Asesorias e Inversiones Rap elco Limitada S.A	Other services		-	-	30

These transactions were carried out under normal market conditions prevailing when the contracts were signed.

c.    Donations

As of June 30, 2015

		Balances	Effect on Profit (Loss)
Name or Corporate Name	Description	Receivable	Income	Expense
		MCh$	MCh$	MCh$
Fundación CorpGroup Centro Cultural	Donations	-	-	1,075
Fundación Descúbreme	Donations	-	-	71

As of December 31, 2014

		Balances
		Receivable	Effect on Profit (Loss)
Name or Corporate Name	Description	(Payable)	Income	Expense
		MCh$	MCh$	MCh$
Fundación CorpGroup Centro Cultural	Donations	-	-	1,505
Fundación Descúbreme	Donations	-	-	78
Fundación de Inclusión social Aprendamos	Donations			5

As of June 30, 2014

		Balances
		Receivable	Effect on Profit (Loss)
Name or Corporate Name	Description	(Payable)	Income	Expense
		MCh$	MCh$	MCh$
Fundación CorpGroup Centro Cultural	Donations	-	-	876
Fundación Descúbreme	Donations	-	-	120

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

NOTE 30 -	FAIR VALUE ASSETS AND LIABILITIES

This disclosure was prepared based on the guidelines in Chapter 7-12 from the SBIF and IFRS 13, always taking care to comply with both standards. This standard applies to both financial assets and non-financial assets measured at fair value (recurring and non-recurring).

IFRS 13 is effective for annual periods beginning on or after January 1, 2013. Early application is permitted (but not done by Group) and it must be prospectively applied from the beginning of the annual period in which it is adopted (for our purposes the 2014 period).

The following section details the main guidelines and definitions used by the Group:

Fair value. The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). The transaction is carried out in the principal10 or most advantageous11 market and is not forced (i.e. it does not consider factors specific to the Group that may influence a real transaction).

Market participants. Buyers and sellers in the principal (or most advantageous) market for the asset or liability that have all of the following characteristics:

a.
They are independent of each other, i.e. they are not related parties as defined in IAS 24 “Related Party Disclosures”, although the price in a related party transaction may be used as an input to a fair value measurement if the entity has evidence that the transaction was entered into at market terms.

b.
They are knowledgeable, having a reasonable understanding about the asset or liability and the transaction using all available information, including information that might be obtained through due diligence efforts that are usual and customary.

c.	They are able to enter into a transaction for the asset or liability.

d.	They are willing to enter into a transaction for the asset or liability (i.e. they are motivated, but not forced or otherwise compelled, to do so).

Fair value measurement When measuring fair value, the Group takes into account the same characteristics of the asset or liability that market participants would consider in pricing that asset or liability on the measurement date.

Aspects of the transaction. A fair value measurement assumes that the asset or liability is exchanged in an orderly transaction between market participants to sell the asset or transfer the liability at the measurement date under current market conditions. The measurement assumes that the transaction to sell the asset or transfer the liability takes place: (a) on the principal market for the

________________________________________
10 The market with the greatest volume and level of activity for the asset or liability.
11 The market that maximizes the amount that would be received to sell the asset or minimizes the amount that would be paid to transfer the liability, after taking into account transaction costs and transport costs.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

asset or liability; or (b) in the absence of a principal market, on the most advantageous market for the asset or liability.

Market participants. The fair value measurement measures the fair value of the asset or liability using the assumptions that the market participants would use in pricing the asset or liability, assuming that the participants act in their best economic interest.

Prices. Fair value is the price that will be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction on the main (or most advantageous) market as of the measurement date under current market conditions (i.e. exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

Highest and best use of non-financial assets. The fair value measurement of these assets takes into account the market participant’s ability to generate economic benefits through the highest and best use of the asset or through the sale of the asset to another market participant that would maximize the value of the asset.

Group’s own liabilities and equity instruments. The fair value measurement assumes that these items are transferred to a market participant on the date of measurement. The transfer of these items assumes that:

a.
A liability would remain outstanding and the market participant transferee would be required to fulfill the obligation. The liability would not be settled with the counterparty or otherwise extinguished on the measurement date.

b.
An entity’s own equity instrument would remain outstanding and the market participant transferee would take on the rights and responsibilities associated with the instrument. The instrument would not be canceled or otherwise extinguished on the measurement date.

Default risk. The fair value of a liability reflects the effect of the default risk. This risk includes, but is not limited to, the entity’s own credit risk. This risk is assumed to be the same before and after the liability is transferred.

Initial recognition. When an asset is acquired or a liability assumed in an exchange transaction involving that asset or liability, the transaction price is the price paid to acquire the asset or received to assume the liability (the entry price). In contrast, the fair value of the asset or liability is the price received to sell the asset or paid to transfer the liability (the exit price). Entities do not necessarily sell assets at the prices paid to acquire them. Likewise, they do not necessarily transfer liabilities at the price received to assume them.

Valuation techniques. The Bank will use techniques that are appropriate for the circumstances and for which sufficient data is available to measure the fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. The following approaches deserve mention. The first two are the most frequently used by the Group:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

a.
Market approach. Uses prices and other relevant information generated by market transactions involving identical or comparable (similar) assets, liabilities, or a group of assets and liabilities (e.g. a business).

b.
Income approach. Converts future amounts (cash flows or income and expenses) to a single current (discounted) amount, reflecting current market expectations about those future amounts. The fair value measurement is determined based on the value indicated by the current market expectations about those future amounts.

c.	Cost approach. Reflects the amount that would be required currently to replace the service capacity of an asset (current replacement cost).

Present value techniques. Technique to adjust the discount rate and expected cash flows (expected present value). The present value technique used to measure the fair value will depend on the specific facts and circumstances of the asset or liability being measured and the availability of sufficient data.

Components of the present value measurement. Present value is the tool used to link future amounts (e.g. cash flows or values) to a present amount using a discount rate. A fair value measurement of an asset or a liability using a present value technique captures all the following elements from the perspective of market participants at the measurement date:

a.	An estimate of future cash flows for the asset or liability being measured.

b.	Expectations about possible variations in the amount and timing of the cash flows representing the uncertainty inherent in the cash flows.

c.
The time value of money, represented by the rate on risk-free monetary assets that have maturity dates or durations that coincide with the period covered by the cash flows and pose neither uncertainty in timing nor risk of default to the holder (i.e. a risk-free interest rate).

d.	The price for bearing the uncertainty inherent in the cash flows (i.e. a risk premium).

e.	Other factors that market participants would take into account in the circumstances.

f.	For a liability, the non-performance risk relating to that liability, including the entity’s (i.e. the debtor’s) own credit risk.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

Fair value hierarchy
It gives the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (Level 1 inputs) and lowest priority to unobservable inputs (Level 3 inputs). Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Determination of fair value
The following table summarizes the fair values of the Bank’s main financial assets and liabilities as of June 2015 and December 2014, including those that are not recorded at fair value in the Consolidated Statement of Financial Position.

		As of June 30,		As of December 31,
		2015		2014

	Note	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
		MCh$	MCh$	MCh$	MCh$

ASSETS
Cash and due from banks	5	1,214,736	1,214,736	1,169,178	1,169,178
Transactions in the course of collection	5	366,284	366,284	212,842	212,842
Trading securities	6	405,981	405,981	685,898	685,898
Receivables from repurchase agreements and securities borrowing	7	72,393	72,393	78,079	78,079
Derivative instruments		869,711	869,711	766,799	766,799
Loans and advances to banks	8	479,725	479,725	814,209	814,209
Loans to customers	9	14,398,111	15,309,842	13,891,904	14,215,243
Financial assets available for sale	10	1,517,812	1,517,812	1,156,896	1,156,896
Financial assets held to maturity	10	281,195	240,096	190,677	190,713
LIABILITIES					-
Current accounts and other demand deposits	15	4,068,518	4,044,277	3,954,948	3,928,982
Transactions in the course of payment	5	291,266	291,266	145,771	145,771
Payables from repurchase agreements and securities lending	7	591,079	591,079	661,663	661,663
Savings accounts and time deposits	15	8,299,949	8,031,351	8,076,966	8,077,208
Derivative instruments		635,197	635,197	607,683	607,683
Borrowings from financial institutions	16	1,488,340	1,479,005	1,431,923	1,438,512
Debt issued	17	3,142,314	3,300,107	3,079,050	3,239,315
Other financial obligations	17	14,572	14,572	15,422	15,422

In addition, the fair value estimates presented above do not attempt to estimate the value of the Group’s profits generated by its business, nor future business activities, and, therefore, do not represent the value of the Group as a going concern.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

The following section describes the methods used to estimate fair value:

FAIR VALUE MEASUREMENT OF ASSETS AND LIABILITIES ONLY FOR
DISCLOSURE PURPOSES (NON-RECURRING)

		Non-Recurring Fair Value Measurement of Items

	Note	As of June 30, 2015	As of December 31, 2014
		MCh$	MCh$
ASSETS
Cash and due from banks		1,214,736	1,169,352
Transactions in the course of collection	5	366,284	212,842
Receivables from repurchase agreements and securities borrowing	7	72,393	78,079
Loans and advances to banks		479,725	816,666
Loans to customers		15,309,842	14,215,243
Financial assets held to maturity		240,096	202,824
		17,683,076	16,695,006
LIABILITIES
Current accounts and other demand deposits		4,044,277	3,929,155
Transactions in the course of payment	5	291,266	145,771
Payables from repurchase agreements and securities lending	7	591,079	661,663
Savings accounts and time deposits		8,031,351	8,077,208
Borrowings from financial institutions		1,479,005	1,453,080
Debt issued		3,300,107	3,239,315
Other financial obligations	17	14,572	15,422
		17,751,658	17,521,614

Cash, short-term assets and short-term liabilities
The fair value of these items approximates their carrying amount given their short-term nature. These items include:

●	Cash and due from banks
●	Transactions in the course of collection
●	Payables from repurchase agreements and securities lending
●	Current accounts and other demand deposits
●	Other financial obligations

LOANS

The fair value of loans is determined using a discounted cash flow analysis, using the Group’s cost of funds rate in the different countries where it does business, adjusted for expected losses from debtors based on their credit quality. The credit risk adjustment is based on observed market variables and the Group’s qualitative and quantitative credit risk methodologies in accordance with internal policy. The line items include:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

●	Loans and advances to banks
●	Loans to customers

Financial instruments held to maturity
The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers.

Medium and long-term liabilities
The fair value of medium and long-term liabilities is determined using a discounted cash flow analysis, using a cost of funds rate curve that reflects current market conditions at which the entity’s debt instruments are traded. Medium and long-term liabilities include:

●	Savings accounts and time deposits
●	Borrowings from financial institutions
●	Debt issued

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

FAIR VALUE MEASUREMENT OF ASSETS AND LIABILITIES ONLY FOR ACCOUNTING PURPOSES (RECURRING)

		Recurring Fair Value Measurement of Items
	Note	As of June 30, 2015	As of December 31, 2014
		MCh$	MCh$

ASSETS
Trading securities	6	405,981	685,898
From the Chilean government and Central Bank		10,263	4,822
Other instruments issued in Chile		24,576	15,882
Foreign government and Central Bank instruments		267,177	542,790
Other instruments issued abroad		72,931	110,615
Mutual fund investments		31,034	11,789
Financial assets available for sale	10	1,517,812	1,156,896
From the Chilean government and Central Bank		728,555	536,928
Other instruments issued in Chile		137,989	105,891
Foreign government and Central Bank instruments		518,980	434,392
Other instruments issued abroad		132,288	79,685
Derivative instruments		869,711	766,799
Forwards		197,797	154,228
Swaps		669,883	609,527
Call options		1,545	2,648
Put options		350	396
Futures		136	-
Total		2,793,504	2,609,593

LIABILITIES
Derivative instruments		635,197	607,683
Forwards		166,648	140,812
Swaps		466,038	463,621
Call options		1,845	2,564
Put options		666	686
Total		635,197	607,683

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

Financial Instruments
The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers. These financial instruments are classified as follows:

●	Trading securities
●	Financial assets available for sale

Derivative Instruments
The estimated fair value of derivative instruments is calculated using prices quoted on the market for financial instruments of similar characteristics. The methodology, therefore, recognizes the credit risk of each counterparty. The adjustments are known internationally as the credit value adjustment (CVA) and debit value adjustment (DVA). The sum of these adjustments gives the effective counterparty risk that the derivative contract must have. These adjustments are recorded periodically in the financial statements. As of June 2015, the portfolio of derivative contracts in both Chile and Colombia had an aggregate effect of MCh$ 7,500, detailed as follows:

	As of June 30, 2015

	CVA MCh$	DVA MCh$
Hedge accounting derivatives	(1)	4

Fair value	(3)	(2)
Currency forwards	0	1
Cross currency swaps	(2)	(3)
Interest rate swaps	(1)	(0)

Cash flow	2	6
Currency forwards	2	1
Cross currency swaps	0	3
Interest rate swaps	1	2

Trading derivatives	(7,680)	177
Currency forwards	(636)	9
Interest rate swaps	(2,640)	24
Cross currency swaps	(4,395)	142
Currency call options	(9)	1
Currency put options	(0)	0

Total financial derivatives	(7,681)	181

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

Fair value hierarchy

IFRS 13 establishes a fair value hierarchy that classifies assets and liabilities based on the characteristics of the data that the technique requires for its valuation.

●
Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Entity can access at the measurement date. The inputs needed to value the instruments in this category are available daily and used directly.

In the case of currency, shares and mutual funds, prices are observed directly in over-the-counter markets and the stock exchange. These prices correspond to the values at which the exact same assets are traded. As a result, the portfolio valuation does not require assumptions or models of any type.

For instruments issued by the Chilean Central Bank and the Chilean Treasury, prices for similar assets or liabilities traded on an active market are used.

●
Level 2: the specific instrument does not have daily quotes. However, similar instruments can be observed (e.g. same issuer, different maturity; or different issuer, same maturity and risk rating). In general, they are diverse combinations of pseudo-arbitration. Although the inputs are not directly observable, observable inputs are available with the needed periodicity.

In this category, instruments are valued by discounting contractual cash flows based on a zero-coupon curve determined through the price of instruments with similar characteristics and a similar issuer risk. The income approach is used, which converts future amounts to present amounts.

For derivative instruments within this category, quotes from other-the-counter transactions reported by the most important brokers in the Chilean market and the Bloomberg platform are used. The inputs observed include forward prices, interest rates and volatilities. Based on these inputs, market curves are modeled. They are a numerical representation of the opportunity costs of the instrument’s cash flows or the price volatility of an asset. Finally, cash flows are discounted.

The Black and Scholes model is used for options based on prices of brokers in the OTC market.

For money market instruments, prices of transactions on the Santiago Stock Exchange are observed and used to model market curves.

For corporate or bank bonds, given the lack of market depth, the Bank uses transactions (if any) in the Chilean market, on foreign markets, zero-coupon curves of risk-free instruments, adjustment curves, spread modeling, correlation with similar financial instruments, etc. and gives market curves as the final result. These market curves are provided by a pricing supplier and are widely accepted by the market, regulators and scholars.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

●
Level 3: this is used when prices, data or necessary inputs are not directly or indirectly observable for similar instruments for the asset or liability as of the valuation date. These fair value valuation models include adjustments for liquidity and credit spreads over an OIS curve. The group has two products in this category:

Due to the lack of liquidity in the basis of the active banking rate (TAB) over the chamber rate (cámara), the price is not observable and, therefore, models must be used to estimate the future cash flows of the contract. This spread is calculated on a historical basis using the IRS with the greatest market depth, which is the chamber swap.

In addition, the Bank develops American forwards to meet its customers’ needs. They do not have a secondary market and, therefore, their value is estimated using an extension of the Hull-White model, used widely by the financial services industry.

None of these products generate significant impacts on the Bank’s results as a result of recalibration. The TAB swap does not have significant impacts on the valuation as the parameters are stable and the reversal to a historic average is empirically quick, which this model reflects correctly. On the other hand, the American forward behaves like a traditional forward when there is an important curve differential, which is the case between the Chilean peso-US dollar curve. Also, the model’s parameters are very stable.

The table below summarizes the impacts on the portfolio of a recalibration of the models based on a stress scenario, recalibrating parameters with the shock incorporated.

Impact of Calibration in MCh$	Total	Volatility Exchange Rate USD-CLP	TAB 30	TAB 90	TAB 180	TAB 360

American forward USD-CLP	-	-	-	-	-	-
Basis TAB CLP	(531)	-	(187)	(131)	(212)	(1)
Basis TAB CLF	28	-	-	-	(59)	87
Total	(503)	-	(187)	(131)	(271)	87

The following table summarizes the fair value hierarchy for the Group’s recurring valuation of financial instruments:

Level	Instrument	Issuer	Price Source	Model
I	Shares	Various	Santiago Stock Exchange	Directly observable price.
	Mutual Funds	Asset Managers	SVS	Directly observable price.
	Bonds	Chilean Central Bank and Chilean Treasury	Santiago Stock Exchange	Internal rate of return (IRR) based on prices.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

II	Derivatives	N/A	OTC (brokers), Bloomberg	Interest rate curves based on forward prices and coupon rates.
	Money market instruments	Chilean Central Bank and Chilean Treasury	Santiago Stock Exchange	Interest rate curves based on prices.
	Money market instruments	Banks	Santiago Stock Exchange	Interest rate curves based on prices.
	Bonds	Companies, banks	Pricing supplier	Interest rate curves based on correlations, spreads, extrapolations, etc.
III	Derivatives, active banking rate (TAB)	N/A	OTC (brokers)	Interest rate curves based on modeling of TAB-Chamber spread.
	Derivatives, American forwards	N/A	Bloomberg	Black and Scholes with inputs from European options.

The following table classifies assets and liabilities measured at fair value on a recurring basis, in accordance with the fair value hierarchy established in IFRS 13 for period-end in June 2015 and year-end in December 2014.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

			Recurring Fair Value Measurement of Items Using

June 30, 2015	Note	Fair Value	Level 1	Level 2	Level 3
		MCh$	MCh$	MCh$	MCh$

ASSETS
Trading securities	6	405,980	332,985	52,730	20,265
From the Chilean government and Central Bank		10,263	10,263	-	-
Other instruments issued in Chile		24,576	24,561	15	-
Foreign government and Central Bank instruments		267,177	267,177	-	-
Other instruments issued abroad		72,931	(50)	72,981	-
Mutual fund investments		31,034	31,034	-	-
Financial assets available for sale	10	1,517,812	1,245,376	272,436	-
From the Chilean government and Central Bank		728,555	726,396	2,159	-
Other instruments issued in Chile		137,989	-	137,989	-
Foreign government and Central Bank instruments		518,980	518,980	-	-
Other instruments issued abroad		132,288	-	132,288	-
Derivative instruments		869,711	-	815,855	53,856
Forwards		197,797	-	197,797	-
Swaps		669,883	-	616,027	53,856
Call options		1,545	-	1,545	-
Put options		350	-	350	-
Futures		136	-	136	-
Total		2,793,503	1,578,361	1,141,021	74,121

LIABILITIES
Derivative instruments		635,197	-	633,115	2,082
Forwards		166,648	-	166,538	110
Swaps		466,038	-	464,066	1,972
Call options		1,845	-	1,845	-
Put options		666	-	666	-
Futures		-	-	-	-
Total		635,197	-	633,115	2,082

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

				Recurring Fair Value Measurement of Items Using

December 31, 2014	Note	Fair Value	Level 1	Level 2	Level 3
		MCh$	MCh$	MCh$	MCh$

ASSETS
Trading securities	6	685,898	479,755	179,089	27,054
From the Chilean government and Central Bank		4,822	4,822	-	-
Other instruments issued in Chile		15,883	-	15,882	-
Foreign government and Central Bank instruments		545,460	463,144	82,316	-
Other instruments issued abroad		107,945	-	80,891	27,054
Mutual fund investments		11,789	11,789	-	-
Financial assets available for sale	10	1,156,896	964,877	192,018	-
From the Chilean government and Central Bank		536,928	530,486	6,442	-
Other instruments issued in Chile		105,891	-	105,891	-
Foreign government and Central Bank instruments		434,392	434,392	-	-
Other instruments issued abroad		79,686	-	79,685	-
Derivative instruments		766,799	-	716,207	50,592
Forwards		154,229	-	154,215	13
Swaps		609,526	-	558,948	50,579
Call options		2,648	-	2,648	-
Put options		396	-	396	-
Total		2,609,594	1,444,632	1,087,314	77,646
LIABILITIES
Derivative instruments		607,683	-	605,491	2,195
Forwards		140,949	-	140,808	5
Swaps		463,623	-	461,432	2,190
Call options		2,565	-	2,565	-
Put options		686	-	686	-
Total		607,686	-	605,491	2,195

Transfers Between Level 1 and Level 2
The following table details transfers of assets and liabilities between Level 1 and Level 2 during 2015.

June 30, 2015	Note	Recurring Fair Value Measurement of Items
		Fair Value	Level 1 to 2	Level 2 to 1
ASSETS
Trading securities	6	405,981	-	-
Financial assets available for sale	10	1,517,812	-	-
Derivative instruments		869,711	-	-
Total		2,793,504	-	-
LIABILITIES				-
Derivative instruments		635,197	-	-
Total		635,197	-	-

During 2015, no assets were transferred between levels 1 and 2.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

Disclosures Regarding Level 3 Assets and Liabilities

Level 3 assets and liabilities are valued using techniques that require inputs that are not observable on the market, for which the income approach is used to convert future amounts to present amounts.

This category includes:

●
Derivative financial instruments indexed to the TAB rate. This rate is comprised of an interbank rate and a liquidity premium charged to financial institutions and is determined using a short-rate model with mean reversion.

●	American forward options.

As none of these products has a market, the Bank uses financial engineering valuation techniques that use unobservable variables.

These techniques use the following inputs: transaction prices from the main financial instrument markets and assumptions that are widely accepted by the financial services industry. Using this information, unobservable variables are constructed such as: adjustment curves, spreads, volatilities and other variables necessary for the valuation. Lastly, all of the models are subject to internal contrasts by independent areas and have been reviewed by internal auditors and regulators.

None of these products generate significant impacts on the Bank’s results as a result of recalibration. The American forward is only offered for the US dollar-Chilean peso market and until now, given the important differential between these interest rates, the product behaves like a traditional forward. The TAB swap does not have significant impacts on the valuation as the modeled liquidity premiums have a quick mean reversion for the short part and low volatility for the long part, concentrating on the book’s sensitivity in the longest part of the curve. The following table reconciles assets and liabilities measured at fair value on a recurring basis as of period-end in June 2015 and year-end in December 2014.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

Level 3 Reconciliation
June 30, 2015	Opening Balance	Gain (Loss) Recognized in Profit or Loss	Gain (Loss) Recognized in Equity	Net of Purchases, Sales and Agreements	Transfers between Level 1 and Level 2	Closing Balance
	MCh$					MCh$

ASSETS
Trading securities	-	-	-	-	-	-
Financial assets available for sale	-	-	-	-	-	-
Derivative instruments	50,591	6,525	-	(3,261)	-	53,855
Forwards	13	5	-	(18)	-	-
Swaps	50,578	6,520	-	(3,243)	-	53,855
Call options	-	-	-	-	-	-
Put options	-	-	-	-	-	-
Total	50,591	6,525	-	(3,261)	-	53,855

LIABILITIES			-		-	-
Derivative instruments	2,195	1,657	-	(1,770)	-	2,082
Forwards	5	135	-	(29)	-	111
Swaps	2,190	1,522	-	(1,741)	-	1,971
Call options	-	-	-	-	-	-
Put options	-	-	-	-	-	-
Total	2,195	1,657	-	(1,770)	-	2,082

Level 3 Reconciliation
December 31, 2014	Opening Balance	Gain (Loss) Recognized in Profit or Loss	Gain (Loss) Recognized in Equity	Net of Purchases, Sales and Agreements	Transfers between Level 1 and Level 2	Closing Balance
	MCh$					MCh$

ASSETS
Trading securities	-	-	-	-	-	-
Financial assets available for sale	-	-	-	-	-	-
Derivative instruments	35,722	21,427	-	(6,558)	-	50,591
Forwards	5	19	-	(11)	-	13
Swaps	35,717	21,408	-	(6,547)	-	50,578
Call options	-	-	-		-	-
Put options	-	-	-		-	-
Total	35,722	21,427	-	(6,558)	-	50,591

LIABILITIES
Derivative instruments	2,716	5,897	-	(6,418)	-	2,195
Forwards	4	566	-	(565)	-	5
Swaps	2,712	5,331	-	(5,853)	-	2,190
Call options	-	-	-	-	-	-
Put options	-	-	-	-	-	-
Total	2,716	5,897	-	(6,418)	-	2,194

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

Hierarchy for Remaining Assets and Liabilities

The following table classifies assets and liabilities not measured at fair value on a recurring basis, in accordance with the fair value hierarchy as of period-end in June 2015 and year-end in December 2014.

		Non-Recurring Fair Value Measurement of Items

As of June 30, 2015	Note	Estimated Fair Value	Level 1	Level 2	Level 3
		MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	5	1,214,736	-	-	1,214,736
Transactions in the course of collection	5	366,284	-	-	366,284
Receivables from repurchase agreements and securities borrowing	7	72,393	-	39,343	33,050
Loans and advances to banks	8	479,725	-	20,970	458,755
Loans to customers	9	15,309,842	-	-	15,309,842
Financial assets held to maturity	10	240,096	131,071	109,026	-
		17,683,076	131,071	169,339	17,382,667
LIABILITIES
Current accounts and other demand deposits	15	4,044,277	-	-	4,044,277
Transactions in the course of payment	5	291,266	-	-	291,266
Payables from repurchase agreements and securities lending	7	591,079	-	-	591,079
Savings accounts and time deposits	15	8,031,351	-	5,006,069	3,025,283
Borrowings from financial institutions	16	1,479,005	-	-	1,479,005
Debt issued	17	3,300,107	-	2,948,444	351,663
Other financial obligations	17	14,572	-	-	14,572
		17,751,658	-	7,954,513	9,797,144

		Non-Recurring Fair Value Measurement of Items

As of December 31, 2014	Note	Estimated Fair Value	Level 1	Level 2	Level 3
		MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	5	1,169,178	-	-	1,169,178
Transactions in the course of collection	5	212,842	-	-	212,842
Receivables from repurchase agreements and securities borrowing	7	78,079	-	50,973	27,106
Loans and advances to banks	8	814,209	-	99,747	714,462
Loans to customers		14,215,243	-	-	14,215,243
Financial assets held to maturity		190,713	147,116	43,597	-
		16,680,264	147,116	194,3179	16,338,831
LIABILITIES
Current accounts and other demand deposits		3,928,982	-	-	3,928,982
Transactions in the course of payment	5	145,771	-	-	145,771
Payables from repurchase agreements and securities lending	7	661,663	-	-	661,663
Savings accounts and time deposits		8,077,208	-	5,359,682	2,717,526
Borrowings from financial institutions		1,438,512	-	-	1,438,512
Debt issued		3,239,315	-	2,865,595	373,720
Other financial obligations	17	15,422	-	-	15,422
		17,506,874	-	8,225,277	9,281,597

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

NOTE 31 -	RISK MANAGEMENT

1. Introduction:

As a result of its activities, the Bank is exposed to several types of risks mainly related to its loan portfolio and financial instruments. The following sections describe the Bank’s main business activities and policies as they relate to risk management.

Risk Management Structure:

Board of Directors

At CorpBanca, the board of directors plays a leading role in corporate governance. It is responsible for establishing and monitoring the Bank’s risk management structure, for which it has a corporate governance system aligned with international best practices and Chilean regulations, mainly from the SBIF. One of the principal functions of the board of directors is to ensure that measures are in place to monitor, evaluate and guide senior management to ensure that their actions are in line with best practices. To accomplish this, various committees, support areas, codes and manuals have been developed, which lay out behavioral guidelines for the Bank’s associates and assist them in carrying out their functions related to controlling and managing the Bank’s risks.

Directors’ and Audit Committee

The purpose of the Directors’ Committee is to strengthen self-regulation within the Bank, thus improving the efficiency of the directors’ supervisory activities and adopting any agreements necessary to protect shareholders, particularly minority shareholders. This committee is responsible for, among other functions, examining accounting and financial reports, transactions with related parties and compensation of managers and senior executives.

The Audit Committee’s objective is to promote efficiency within the Bank’s internal control systems and compliance with regulations. In addition, it must reinforce and support both the function of the Bank’s Office of the Comptroller and its independence from management and serve, at the same time, as a bridge between the internal audit department and the external auditors as well as between these two groups and the board of directors.

Corporate Governance Committee

The Corporate Governance Committee is a consultation body of the board of directors whose mission is to ensure the existence and development within the Bank of the best corporate governance practices for financial entities. To this end, it is responsible for evaluating the current practices and policies, proposing and making recommendations to the board of directors on improvements, reforms and adjustments that it deems appropriate, also ensuring proper implementation and application of these corporate governance practices and policies defined by the Bank’s board of directors. The committee performs these functions for the Bank, its divisions, its subsidiaries and its foreign entities.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

This committee is governed by its bylaws, as well as applicable SBIF regulations, general character standards from the SVS, the General Banking Law, the Corporations Law and other current laws and regulations or others issued in the future on these matters. The work of this committee is also particularly based on the principles of the Organization for Economic Cooperation and Development (OECD) as well as of the Basel Committee on Banking Supervision with regards to good governance matters in financial companies.

Loan Committees

These committees are comprised of directors and/or executives from the commercial and risk divisions as well as directors based on the required credit attributions and are intended to make decisions on different loan transactions and conditions that involve credit risk for the Bank. In addition, the highest decision-making authority—the Executive Committee—approves new, amended and/or updated credit policies.

Retail Risk Committee

The objective of this committee is to evaluate risk policies, mechanisms and procedures in place as well as to recommend measures and adjustments that help optimize the risk-return ratio for all segments within retail or consumer banking, maintaining risk in line with the returns sought by the Bank, granting flexible and specialized services that meet their customers’ needs. It proposes policies and strategies to improve diverse credit risk management processes in order to evaluate, rate and control the Bank’s internal processes to guarantee effective compliance and achieve proposed objectives. It reports directly to the Bank’s board of directors and is comprised of several directors other than the members of the Directors’-Audit Committee.

Asset-Liability Committee (ALCO)

This committee is responsible for establishing the policy framework for financial risk management, in accordance with guidelines defined by the board of directors and current legislation, as well as reviewing macroeconomic and financial conditions, the risks taken by the Bank and the results obtained. Its main function is divided between commercial and financial matters. It approves the strategies that guide the Bank’s composition of assets and liabilities, cash inflows and outflows and transactions with financial instruments. This was done so that, after considering the diverse alternatives available, the Bank makes the decisions that ensure the highest and most sustainable returns with risk levels that are compatible with the financial business, current regulations and internal standards.

Anti-Money Laundering and Anti-Terrorism Finance Prevention Committee

This committee is in charge of preventing money laundering and terrorism financing. Its main purposes include planning and coordinating activities to comply with related policies and procedures, maintaining itself informed of work carried out by the Compliance Officer and making decisions on any improvements to control measures proposed by the Compliance Officer.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

Compliance Committee

The purpose of this committee is to monitor compliance with the Codes of Conduct and other complementary rules; establish and develop procedures necessary for compliance with these codes; interpret, administer and supervise compliance with these rules; and resolve any conflicts that may arise. This committee is comprised of one director; the Chief Executive Officer; the Legal Services Division Manager; the Organizational Development Division Manager and the Compliance Officer.

Office of the Comptroller

The main function of the Office of the Comptroller is to support the board of directors and senior management to ensure maintenance, application and proper functioning of the Bank’s internal control system, which also entails supervising compliance with rules and procedures.

Code of Conduct and Market Information Manual

CorpBanca’s objective is to continue progressing to become the best bank and have first-rate human capital. All associates and directors of CorpBanca and its subsidiaries must adhere to ethical standards based on principles and values designed to guide and maintain the highest possible standards.

In response to our clients’ trust and recognition, which are vital to our success, all associates and directors should strive to retain this trust, strictly complying with the General Code of Conduct.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

2. Main Risks Affecting the Bank:

2.1           Quantitative and Qualitative Disclosures about Credit Risk

For CorpBanca, proper risk management in all areas, particularly regarding credit risk, is one of the core pillars of the Bank’s portfolio management efforts, striving to maintain a proper risk/return ratio.

CorpBanca’s credit risk management is based on the following key elements:

-      Loan policies.
-      Loan approval processes.
-      Sound risk culture that is consistent with the Bank’s strategy.
-      Regulatory and preventative outlook on risk.
-      Human resources with considerable expertise in loan-related decision making.
-	Active participation from Credit Risk Division in the approval process, using a market segmented structure.
-	Defined monitoring and collections processes with involvement from the Commercial, Risk, Rating and Asset Control Areas.
-	Dissemination of a risk culture throughout the Bank with internal and external training programs for the Commercial and Risk Areas.
-      The Companies Risk Division fulfills a checks-and-balances function for the commercial areas.

The Bank also has Credit Committees, which include Risk Managers, that determine debtor risk ratings. The Bank also has Credit Committees, which include Risk Managers, that determine debtor risk ratings.

These committees define individual and group exposure levels with customers as well as mitigating conditions such as collateral, loan agreements, etc.

The Bank’s risk management tool divides its portfolio into the following categories:

Normal Risk Portfolio
Watch List Portfolio
Default Portfolio

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

Normal Risk Portfolio

The risk involved is reviewed at the following times:

-      For each loan proposal upon initial granting, renewals and for special transactions.
-      When deemed necessary by the Rating and Asset Control Division or the Companies Credit Risk Division.
-	Whenever the account executive determines that relevant changes have occurred in any of the debtor’s risk factors that may imply greater risk.
-      Through a monthly sample provided by the warning system.
-      Through periodic review by diverse centers of responsibility.

Watch List

An asset on the watch list presents weaknesses that can correct themselves, but requires special attention from each account executive and the Rating and Asset Control Division. Payment outlooks are satisfactory but may deteriorate if these weaknesses are not corrected. Loans in this category do not necessarily present expected losses for the Bank.

To safeguard the credit quality of loans, the Bank has established that the commercial segments must maintain a minimum of 5% of the Bank’s commercial portfolio on the watch list.

The watch list is managed by the Commercial Areas. These areas must comply with action plans established by the Watch List Committee.

The watch list is also reviewed by the Watch List Committee, which is composed of the Companies Credit Risk and/or Credit Risk Division Manager, Rating and Asset Control Division Manager and the corresponding Commercial Area Managers, based on the following timetable:

Every 4 months	Debtors are reviewed using these strategies:
	V1	Exit
	V2	Guarantee
	V3	Reduce

Every 6 months	V4	Continue
Every 2 months	V5	Structured exit
If the loan remains unpaid.

The committee reviews all debtors classified individually on the watch list, which controls 93% of the Bank’s commercial portfolio on a case-by-case basis.

The Risk Manager of each commercial segment and the Rating and Asset Control Division Manager are responsible for monitoring the account executive’s compliance with action plans and any agreements made by the Watch List Committee.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

Debtors on the watch list must be included in the following action plans, depending on the type of problems that affect them:

Debtors with exit plans.

The Bank made the decision to completely eliminate the risk. For these debtors, there must be a defined payment plan.	V1

Debtors with plans to increase guarantee coverage.	V2

Debtors with plans to decrease exposure. Decrease debt to an amount that is comfortable for the Bank.	V3

Debtors with monitoring plans.
Less degree of concern. Example: monitoring the capitalization of a company that is committed but not executed, one-time delays in payments, payment of claims questioned by the insurance company.
V4

Debtors with structured payment plans. Defined payment plan for all debt. Only requires monitoring that installments are paid on time.	V5

Debtors declared as satisfactory assets. They were eliminated from the system after having satisfactorily complied with agreed-upon action plans.	V0

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

Variables that determine the classification of an asset as on the watch list.

1.          Using warning signs, which may include:

●	Qualitative aspects of debtor (some examples)

Change of owner, partner or guarantor
Problems between partners
Change of marital regime of guarantors
Change of ownership of property, plant and equipment
Labor conflicts
Quality of financial information
Adverse situation in industry or market in which debtor does business
Regulatory changes
Damage to facilities

●	Quantitative aspects of debtor (some examples)

Decrease in sales
Decrease in gross or operating margins
Increase in cash cycle (inventory permanence, age of receivables)
Increase in bank debt
Significant withdrawals by partners
Increase in investments in and receivables from related parties
Major investment projects

●	Payment behavior

Requesting continual renewals
Continuous internal overdrafts
Unpaid balances more than 30 days past due in financial system and/or past-due portfolio
Documents issued with insufficient funds
Scarce movements in current account
Unexplained labor and other violations
Number of defaults in Bank and financial system

2.         Debtor risk rating

When the customer should be classified in category A6 or worse

3.         Debtor analysis

As a result of renewals of lines of credit or requests for particular loans, the commercial and financial situation are reviewed.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

Who classified the debtor on the watch list?

●	Account Executives
●	Risk Managers
●	Loan Approval Committees
●	Past-due Portfolio Committee
●	Rating and Asset Control Manager
●	Commercial Managers

To whom was the request for classification made?

Rating and Asset Control Manager

Who changes payment plans for debtors on the watch list or removes customers from the list?

The Rating and Asset Control Division is the only entity that can change, modify or exclude a customer from the watch list.

How is a customer removed from the watch list?

The request is submitted to the committee, which then studies the information and approves or rejects the request.

How is the Commercial Area informed of the committee’s agreements?

Through minutes issued by the Rating and Asset Control Manager.

Default Portfolio

This includes the entire portfolio managed by the Normalization Division. All customers with individual ratings of C1 or worse and all customers that have defaulted on any loan as a result of payment capacity problems, regardless of their rating, should be transferred to this division.

The Rating and Asset Control Division reviews compliance with this provision on a monthly basis. This portfolio is revised by the Rating and Asset Control Division each month.

Derivative Instruments

The Bank has strict controls for derivative contracts negotiated directly with its counterparties. Credit risk is limited to the fair value of contracts that are favorable for the Bank (asset position), which only represents a small fraction of the notional values of those instruments. This exposure to credit risk is managed as part of the loan limits for customers, together with potential exposure from market fluctuations. In order to mitigate risk, the Bank tends to operate with counterparty deposit margins.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

Contingent Commitments

The Bank operates with diverse instruments that, although they are exposed to credit risk, are not reflected in the balance sheet. These include guarantors and pledges, documentary letters of credit, bank guarantees and commitments to grant loans.

Cosignatories and sureties represent an irrevocable payment obligation. In the event that a customer with a co-signer does not fulfill its obligations with third parties guaranteed by the Bank, this will affect the corresponding payments so that these transactions represent the same exposure to credit risk as a common loan.

Documentary letters of credit are commitments documented by the Bank on behalf of a customer that are guaranteed by merchandise on board, which therefore have less risk than direct indebtedness. Bank guarantees are contingent commitments that take effect only if the customer does not comply with a commitment made with a third party, guaranteed by them.

Regarding commitments to grant loans, the Bank is potentially exposed to losses equivalent to the unused total of the commitment. However, the likely amount of the loss is less than the unused total of the commitment. The Bank monitors the maturity of lines of credit because generally long-term commitments have greater credit risk than short-term commitments.

Financial Instruments

For this type of asset, the Bank measures the probability of not being able to collect from issuers using internal and external ratings such as risk rating agencies that are independent from the Bank.

Guarantees

In order to mitigate credit risk, guarantees have been established in the Bank’s favor. The main guarantees provided by customers are detailed as follows:

-	For loans to companies, the main guarantees are:
	■	Machinery and/or equipment
	■	Projects under construction, buildings with specific purposes and
	■	urban plots or land.

-	For loans to individuals, the main guarantees are:
	■	Houses,
	■	Apartments and
	■	Automobiles.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

Credit Quality by Financial Asset Class

The credit quality of financial assets is described in conformity with the SBIF Compendium of Accounting Standards. The following table summarizes financial assets by credit quality:

As of June 30, 2015
	Individual Portfolio																		Group Portfolio
	Normal Portfolio							Substandard Portfolio				Default Portfolio							Normal Portfolio	Default Portfolio
	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	Subtotal	C1	C2	C3	C5	C6	Subtotal	Total			Subtotal	Overall Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and advances to banks	347,000	46,531	20,469	65,945	-	-	479,945	-	-	-	-	-	-	-	-	-	-	479,945	-	-	-	479,945
Loans to customers	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Commercial loans:	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Commercial loans	-	420,272	1,674,839	3,170,086	2,335,135	264,190	7,864,522	194,615	54,006	39,763	337,459	71,546	22,200	2,924	9,263	45,450	155,194	8,357,175	220,101	44,844	264,945	8,622,120
Foreign trade loans	-	5,601	145,671	179,081	102,640	15,093	448,086	45,645	768		46,418	3,447	7,334	402	3,430	2,564	17,320	511,824	89,501	406	89,907	601,731
Current account overdrafts	-	136	1,924	16,131	7,947	361	26,499	470	415	447	1,564	361	61	44	126	234	907	28,970	12,509	1,932	14,441	43,411
Factoring transactions	-	-	1,150	26,472	23,929	382	51,933	341	234	-	635	1	-		49	17	65	52,633	3,855	121	3,976	56,609
Lease transactions	-	6,960	48,891	308,061	303,314	59,567	726,793	35,982	10,698	8,615	69,112	6,209	6,201	4,603	3,586	431	22,039	817,944	69,411	4,032	73,443	891,387
Other loans and receivables	-	286	1,538	4,924	3,520	133	10,401	126	59	49	281	54	18	13	325	792	1,205	11,887	452,121	6,934	459,055	470,942
Subtotal commercial loans	-	433,255	1,874,013	3,704,755	2,776,485	339,726	9,128,234	277,179	66,180	48,874	455,469	81,616	35,814	7,986	16,779	49,488	196,730	9,780,433	847,498	58,269	905,767	10,686,200

Consumer loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,743,885	49,544	1,793,429	1,793,429

Mortgage loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	2,223,577	37,474	2,261,051	2,261,051

Total loans to customers	-	433,255	1,874,013	3,704,755	2,776,485	339,726	9,128,234	277,179	66,180	48,874	455,469	81,616	35,814	7,986	16,779	49,488	196,730	9,780,433	4,814,960	145,287	4,960,247	14,740,680

Investment securities	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

As of December 31, 2014
	Individual Portfolio																				Group Portfolio
	Normal Portfolio							Substandard Portfolio					Default Portfolio								Normal Portfolio	Default Portfolio
	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal	Total			Subtotal	Overall Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and advances to banks	620,047	145,363	44,820	4,250	-	-	814,480	-	-	-	-	-	-	-	-	-	-	-	-	814,480	-	-	-	814,480

Loans to customers
Commercial loans:
Commercial loans	-	440,672	1,715,679	3,096,734	2,092,385	244,994	7,590,464	142,492	51,960	49,461	27,078	270,991	58,957	12,231	3,153	5,429	11,441	35,602	126,813	7,988,268	360,659	47,987	408,646	8,396,914
Foreign trade loans	-	6,821	160,843	177,597	88,026	8,926	442,213	28,230	1,243	-	875	30,348	1,030	6,955	381	386	13,155	1,211	23,118	495,679	9,497	375	9,872	505,551
Current account overdrafts	-	-	8,235	8,443	3,918	264	20,860	413	123	7	77	620	476	63	-	190	73	232	1,034	22,514	10,918	1,611	12,529	35,043
Factoring transactions	-	-	4,574	30,570	28,474	481	64,099	29	-	-	11	40	1	-	-	-	30	25	54	64,193	5,643	78	5,721	69,914
Lease transactions	-	6,762	69,110	324,541	285,389	31,491	717,293	33,432	12,244	10,089	5,083	60,848	8,359	3,122	1,396	2,902	3,028	91	18,898	797,039	78,724	5,030	83,754	880,793
Other loans and receivables	2	168	1,686	4,566	2,924	141	9,487	86	54	30	26	196	350	103	7	27	157	860	1,504	11,187	300,136	593	300,729	311,916
Subtotal commercial loans	2	454,423	1,960,127	3,642,451	2,501,116	286,297	8,844,416	204,682	65,624	59,587	33,150	363,043	69,171	22,474	4,937	8,934	27,884	38,021	171,421	9,378,880	765,577	55,674	821,251	10,200,131

Consumer loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,717,344	48,989	1,766,333	1,766,333

Mortgage loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	2,207,504	37,381	2,244,885	2,244,885

Total loans to customers	2	454,423	1,960,127	3,642,451	2,501,116	286,297	8,844,416	204,682	65,624	59,587	33,150	363,043	69,171	22,474	4,937	8,934	27,884	38,021	171,421	9,378,880	4,690,425	142,044	4,832,469	14,211,349
Investment securities	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

FINANCIAL RISK MANAGEMENT

Definition and Principles of Financial Risk Management

Market Risk

Definition

Market risk is the exposure to economic gains or losses caused by movements in prices and market variables. This exposure stems from both the trading book, where positions are valued at fair value, and the banking book, which is at amortized cost. The different valuation methodologies require the use of diverse tools to measure and control the impact on either the value of the Bank’s positions or its financial margin.

Decisions as to how to manage these risks are reviewed by committees, the most important of which is the Asset-Liability Committee (ALCO).

Each of the activities are measured, analyzed and reported on a daily basis using different metrics to ascertain their risk profiles.

The following section describes the main risk factors along with the tools we use to monitor the most important impacts of market risk factors to which the Bank and its subsidiaries are exposed.

Risk Factors

Foreign Exchange Risk

Foreign exchange risk is the exposure to adverse movements in the exchange rates of currencies other than the base currency for all balance sheet and off-balance sheet positions.

The main sources of foreign exchange risk are:

- Positions in foreign currency (FX) within the trading book.
- Currency mismatches between assets and liabilities in the banking book.
- Cash flow mismatches in different currencies.
- Structural positions produced from consolidating assets and liabilities from our foreign branches and subsidiaries denominated in currencies other than the Chilean peso. As a result, movements in exchange rates can generate volatility within the bank’s income statement and equity. This effect is known as “translation risk”.

Indexation Risk

Indexation risk is the exposure to changes in indexed units (e.g. UF, UVR or others) linked to domestic or foreign currency in which any instruments, contracts or other transactions recorded in the balance sheet may be denominated.

Interest Rate Risk

Interest rate risk is the exposure to movements in market interest rates. Changes in market interest rates can affect both the price of trading instruments and the financial margin and other gains from

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

the banking book such as fees. Likewise, fluctuations in interest rates can affect the underlying value of the Bank’s assets and liabilities and of derivative instruments that are recorded off balance sheet at fair value.

Interest rate risk can be represented by sensitivities to parallel and/or non-parallel yield shifts with the effects reflected in the prices of instruments, the financial margin and equity. Movements in interest rates can be explained by at least the following risk factors:

●	Systemic risk

●	Funding liquidity risk

●	Credit risk

●	Specific risk

Prepayment or Call Risk

This risk arises from the possible prepayment (partial or full) of any transaction before its contractual maturity, generating the need to reinvest the freed cash flows at a different rate than that of the prepaid transaction.

Underwriting Risk

This risk arises as a result of the Bank underwriting a placement of bonds or other debt instruments, taking on the risk of coming to own the portion of the issuance that could not be placed among potential interested parties.

Correlation Risk

Correlation risk is the exposure to changes in estimated correlations between the relative value of two or more assets, or a difference between the effective and estimated correlation over the life of the transaction.

Market Liquidity Risk

Market liquidity risk is the exposure to losses as a result of the potential impact on transaction prices or costs in the sale or closure of a position. This risk is related to the particular market’s degree of depth.

Volatility Risk

In addition to the exposure related to the underlying asset, issuing options has other risks. These risks arise from the non-linear relationship between the gain generated by the option and the price

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

and level of the underlying factors, as well as the exposure to changes in the perceived volatility of these factors.

Management Principles

The following principles govern the market risk management efforts of CorpBanca and its subsidiaries:

●
Business and trades are conducted in line with established policies, pre-approved limits, guidelines, procedure controls and clearly defined delegation of decision-making authority, in compliance with applicable laws and regulations.

●
The Bank’s organizational structure must ensure effective segregation of duties so that trading, monitoring, accounting and risk measurement and management are performed and reported independently using a dual-control system.

●	Trading of new products and participation in new markets can only take place if:

	o	The product has been approved by the Bank’s New Product Committee.

	o	A full assessment has been conducted to determine if the activity falls within the bank’s general risk tolerance and specific commercial objectives.

	o	Proper controls and limits have been set for that activity.

●	The limits, terms and conditions stipulated in the authorizations are monitored on a daily basis and any excesses are reported no later than the following day.

●	Trading positions are valued each day at fair value in accordance with the Valuation Policy.

●	All trades must be executed at current market rates.

Funding Liquidity Risk

Definition

Funding liquidity risk is the exposure of the Bank and its subsidiaries to events that affect their ability to meet, in a timely manner and at reasonable costs, cash payment obligations arising from maturities of time deposits that are not renewed, withdrawals from demand accounts, maturities or settlements of derivatives, liquidations of investments or any other payment obligation.

Financial institutions are exposed to funding liquidity risk that is intrinsic to the role of intermediary that they play in the economy. In general, in financial markets demand for medium or long-term financing is usually much greater than the supply of funds for those terms while short-term financing is in considerable supply. In this sense, the role of intermediary played by financial

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

institutions, which assume the risk of satisfying the demand for medium and long-term financing by brokering short-term available funds, is essential for the economy to function properly. Appropriately managing funding liquidity risk not only allows contractual obligations to be met in a timely manner, but also enables:

●	the liquidation of positions, when it so decides, to occur without significant losses.

●	the commercial and treasury activities of the Bank and its subsidiaries to be financed at competitive rates.

●	the Bank to avoid fines or regulatory sanctions for not complying with regulations.

Management Principles

The principles used to manage funding liquidity risk include:

●	Balancing strategic liquidity objectives with corporate profitability objectives, designing and implementing investment and financing strategies to compete with our key competitors.

●	Designing policies, limits and procedures in accordance with banking regulations, internal rules and CorpBanca’s strategic business objectives.

●
Establishing a robust framework for managing liquidity risk that guarantees that the entity will maintain sufficient liquidity, including a cushion of high-quality, unencumbered liquid assets that can be used to contend with a series of stress-generating events, including those that bring about losses or weaken sources of secured and unsecured financing.

●	Clearly establishing liquidity risk tolerance appropriate for its business strategy and its size within the financial system.

●
The Bank has a financing strategy that promotes effective diversification of funding sources and maturities. It maintains a continuous presence in the funding market with correspondent banks and select customers, maintaining close relationships and promoting diversification of funding sources. It also keeps appropriate lines of financing available, ensuring its ability to obtain liquid resources quickly. The Bank has identified the main factors of vulnerability that affect its ability to secure funds and monitors the validity of the assumptions behind estimates for obtaining funding.

a)
CorpBanca actively manages its intraday liquidity positions and risks in order to punctually meet its payment and liquidation obligations both under normal circumstances as well as situations of stress, contributing to the smooth operations of the payment and settlement systems.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

Counterparty Risk

Credit default risk is the risk of loss arising from non-compliance by a given counterparty, for whatever reason, in paying all or part of its obligations with the Bank under contractually agreed-upon conditions. This risk also includes a given counterparty’s inability to comply with obligations to settle derivative operations with bilateral risk.

The Bank diversifies credit risk by placing limits on the concentration of this risk in any one individual debtor, debtor group, product, industry segment or country. Such risks are continuously monitored and the limits by debtor, debtor group, product, industry and country are reviewed at least once per year and approved by the respective committee.

Exposure to credit risk is evaluated using an individual analysis of the payment capacity of debtors and potential debtors to meet their obligations on time and as agreed.

Furthermore, the Bank has strict controls for derivative contracts negotiated directly with its counterparties. This exposure is managed using limits per customer based on a risk methodology equivalent to credit risk exposure. Lastly, the values of derivatives are adjusted to reflect the expected loss from the counterparty.

Corporate Governance Structure and Committees

CorpBanca has established a sound organizational structure for monitoring, controlling and managing market risks, based on the following principles:

●	Risk is monitored and controlled by parties independent from those managing risk, thus correctly aligning incentives.

●	Management efforts should be flexible, within the framework permitted by policies, rules and current regulations.

●	Senior management establishes the guidelines for risk appetite, and

●	is informed periodically on risk levels assumed, contingencies and instances when limits are exceeded.

In order to guarantee the flexibility of management efforts and communication of risk levels to senior management, the following network of committees has been established:

●
Daily Committee: Meets daily to review financial conditions and the latest market movements. This committee reviews the relevance of positions on a daily basis in order to detect in advance any scenarios that could negatively impact returns and liquidity. It also monitors the performance of strategies used for each of the portfolios.

●	Market and Proprietary Trading Committee: Meets weekly to analyze management of positions. This committee reviews local and global economic conditions and projections in

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

order to analyze the potential benefits and risks of the strategies executed and evaluate new strategies.

●	Financial Management Committee: Meets biweekly to analyze management of structural interest rate and indexation risk in the banking book.

●	Liquidity Management Committee: Meets biweekly to analyze management of funding liquidity risk.

●
Asset-Liability Committee (ALCO): Meets biweekly to analyze economic and financial conditions and inform senior management of market and liquidity risk levels assumed by presenting indexes of market and funding liquidity risk, limit consumption and results of stress tests.

●
Board of Directors The board of directors is informed each quarter of the market and funding liquidity risk levels assumed by presenting established risk indexes, limit consumption and results of stress tests.

The Divisions in charge of managing market and funding liquidity risk are:

The Treasury Division is responsible for managing market risk. Its primary objective is to generate or conduct business with customers while its secondary function is to carry out proprietary trading.

The Finance and International Division is responsible for managing all structural risks in the markets in which it operates through the Financial Management and Liquidity Management Areas in order to provide greater stability to the financial margin and ensure suitable levels of solvency and liquidity.

As with the corporate structure for financial risk, each local financial risk unit arranges its functions based on the specific characteristics of the business, operations, legal requirements or other relevant aspects.

In order to guarantee adherence to corporate policies and proper local execution, the corporate financial risk area and local units have the following roles and functions:

Corporate Financial Risk Area:

●	To design, propose and document risk policies and criteria, corporate limits and decision making and control processes.

●	To generate management schemes, systems and tools, overseeing and supporting implementation so that they function effectively.

●	To know, assimilate and adapt internal and external best practices.

●	To drive commercial activity to attain risk-weighted results.

●	To consolidate, analyze and control financial risk incurred by all perimeter units.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

Local Financial Risk Units:

●	To measure, analyze and control the risks under their responsibility.
●	To adapt and embrace corporate policies and procedures through local approval.
●	To define and document local policies and lead local projects.
●	To apply policies and decision-making systems to each market.
●	To adapt the organization and management schemes to corporate frameworks and rules.

Monitoring and Controlling Financial Risk

Market Risk

Management Tools

Internal Monitoring

Limits and Warning Levels

Trading Book

The trading book consists of financial instruments that are allocated to diverse portfolios based on their strategy. The market risk of these instruments stems mainly from being recorded at fair value. As a result, changes in market conditions can directly impact their value. The following sections describe the monitoring and control structure for market risk in the trading book used during 2015.

Value at Risk (VaR)

The Value at Risk (VaR) methodology is the main tool for controlling market risk in the trading book. Its appeal lies in its providing a statistical measurement of the maximum expected loss at a certain defined level of confidence, consolidating the risk exposures with the observed distribution of market factors.

The Bank assigns global limits based on its activities in different markets. In addition, in order to complement these global limits, VaR sublimits are defined using diverse variables such as market volatility, volume, liquidity and return on capital.

The following table presents the use of VaR during 2015 for the Bank and its Chilean and foreign subsidiaries.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

The following graphs show the daily evolution of the VaR during 2015 for the Bank and its subsidiary in Colombia.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

VaR Backtesting

VaR backtesting is carried out at a local and corporate level by the different financial risk units. The backtesting methodology is applied consistently to all of the Bank’s portfolios. These exercises consist of comparing the estimated VaR measurements at a determined level of confidence and time horizon against the real results of losses obtained during the same time horizon. The methodology used compares the results obtained without considering the intraday results or changes in positions within the portfolio. This method corroborates the individual models’ ability to value and measure the risks from the different positions.

The following table shows trends in P&L and VaR for Chile.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

The graph presented above shows VaR movements with data from 300 days of history and the Bank’s results in Chile. Based on the graph, during the time frame indicated, there were 4 exceptions over the daily VaR. The frequency (Kupiec) test places the model within the green zone, which indicates that the model is correct and there is no doubt as to its accuracy. It is also aligned with the hypotheses made and accepts exceptions generated with a frequency just above 1%, which are also independent from one another.

The figure above illustrates one exception to the daily VaR. The frequency test places the model within the green zone, which indicates that there is no evidence for rejecting the model. The number of exceptions is within the accepted range for not rejecting the model. Within a sample of 300 data points, up to three VaR exceptions are tolerable.

Interest Rate and Currency Sensitivity

Measuring interest rate and currency sensitivity is one of the main tools for monitoring market risk in the trading book, enabling the Bank to break down, understand and report on the directional positions to which it is exposed.

Interest rate and currency sensitivity is monitored on a daily basis and is limited by the VaR limits established for each portfolio.
At the same time, exchange rate risk is controlled using notional limits, giving fluidity to currency products with customers and simultaneously limiting trading positions. The following table shows the current notional limits as well as closing positions as of period-end in June 2015, and statistics for that year.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

Exchange Rate	As of June 30, 2015				Consumption Statistics 2015		
	Limit [USD]	Position [USD]	VaR 99% [CLP]	VaR Inc 99% [CLP]	Minimum [USD]	Average [USD]	Maximum [USD]
USD/CLP	20,000,000	5,571,708	2,780,402	(31,587,002)	(15,539,176)	3,286,991	20,537,405
EUR/USD	5,000,000	674,424	6,450,783	4,734,952	(4,142,101)	(239,355)	3,847,712
JPY/USD	1,000,000	26,189	240,926	142,343	(62,329)	165,676	8,019,122
GBP/USD	1,000,000	55,030	374,996	298,884	(250,428)	72,065	234,809
CAD/USD	1,000,000	108,121	809,252	500,223	(238,247)	57,978	142,950
AUD/USD	1,000,000	23,894	298,492	111,472	(33,986)	46,059	83,800
MXN/USD	1,000,000	30,914	317,366	123,141	(24,711)	21,514	39,886
PEN/USD	1,000,000	-	-	-	-	1,466	10,471
BRL/USD	1,000,000	56,632	1,279,729	535,148	(914,258)	(15,355)	59,398
COP/USD	1,000,000	(39,175)	433,035	93,635	(954,361)	(97,040)	161,291
NOK/USD	500,000	31,505	411,911	299,112	30,259	73,817	138,217
DKK/USD	500,000	28,095	285,606	194,758	(297,483)	20,878	28,756
SEK/USD	500,000	(4,220)	47,735	(40,513)	(8,226)	5,576	18,231
CHF/USD	500,000	73,751	724,250	434,004	(2,334)	62,629	94,038
WON/USD	500,000	-	-	-	-	-	-
CNY/USD	500,000	9,515	25,284	4,408	6,694	8,740	20,003

FIGURE 5: CURRENT LIMITS AND CONSUMPTION OF CURRENCY POSITIONS FOR 2015

The following tables show the trends in the most important currency positions managed in Chile, which are the U.S. dollar (USD) and the euro (EUR).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

The limit for Colombia uses an overall position for all currencies, which cannot exceed US$ 40 million (notional). The table below shows the aggregate position for Colombia.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

Sensitivity to Volatility

While the options portfolio is included in the VaR calculation described in the section above, the Bank also uses additional limits to controls the risks associated with the currency options portfolio. These added limits promote the product as a customer necessity, more than as trading positions.

●	Gamma Risk Limit or Effect of Convexity of Options
●	Vega Risk Limit or Effect of Variability of Area of Implied Market Volatility

The following graphs show the use of limits as of June 30, 2015, and trends in their use in Chile and the Colombian subsidiary.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

The following graphs show the use of gamma and vega limits as of June 30, 2015, for our subsidiary in Colombia.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

Banking Book

The banking book consists primarily of: Assets

●	Cash
●	Commercial, mortgage and consumer loans from the commercial areas.
●	Fixed-income instruments classified as available for sale or held to maturity.

Liabilities

●	Demand deposits
●	Time deposits
●	Senior and subordinated bonds
●
Derivative instruments that qualify for hedge accounting: Derivatives that, meeting certain requirements, are given an accounting treatment different than those derivatives recorded in the trading book, the objective of which is to manage risks in the banking book.

The banking book’s main risks and the tools used to monitor, control and manage these risks are described below.

Financial Investment Positions

The banking book includes a portfolio of financial investments classified as available-for-sale instruments, used to manage structural interest rate risk in the balance sheet. Exposure to this type of investments is calculated using PV01 and VaR market value sensitivities, in order to continuously monitor the volatility of book basis equity.

Sensitivity to Indexation

CorpBanca’s balance sheet presents a mismatch between inflation-indexed assets and liabilities. The Chilean market has more indexed assets than liabilities, which explains why the Bank has a mismatch of inflation-indexed assets. This is due to the existence of medium and long-term indexed assets that are financed with liabilities in Chilean pesos.

Hedge accounting is used as an effective and relatively low-cost tool to manage this risk.

The following table shows the size of the mismatch as of period-end in June 2015 and the mismatch statistics during the year.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

The following graph shows trends in this mismatch during 2015 and the Bank’s relative ease in managing this risk. Throughout 2015, exposure remained at moderate levels.

Sensitivity of Financial Margin and Economic Capital

The Annual Income Sensitivity (AIS) index measures the sensitivity of the interest margin to 100 bp variations in the reinvestment rate for assets and liabilities during the next 12 months. The established limits are much lower than the Bank’s profit for the year. During 2015, the sensitivity risk in the interest margin in Chile has remained low with a positive sensitivity to drops in interest rates.

The Market Value Sensitivity (MVS) index measures the sensitivity of the economic value (fair value) of the banking book in the event of a 100 bp increase in the valuation rates of assets and liabilities.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

The tables below show the evolution of sensitivity indicators for interest margins and economic capital for Chile and Colombia.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

Structural Exchange Rate Risk

Structural exchange rate risk arises from the Bank’s positions in currencies other than the Chilean peso related primarily to the consolidation of investments in subsidiaries or affiliates and the net income and hedges of these investments. The process of managing structural exchange rate risk is dynamic and attempts to limit the impact of currency depreciation, thus optimizing the financial cost of hedges.

The general policy for managing this risk is to finance them in the currency of the investment provided that the depth of the market so allows and the cost is justified by the expected depreciation. One-time hedges are also taken out when the Bank considers that any currency may weaken beyond market expectations with respect to the Chilean peso. As of June 30, 2015, greater ongoing exposure was concentrated in Colombian pesos (approximately US$ 1.0 billion).

The Bank hedges part of these positions on a permanent basis using currency derivatives.

Stress Tests

These exercises allow weaknesses in positions and the balance sheet structure to be diagnosed. From this, the Bank can create a critical factor plan to be used before such scenarios come about, or a contingency plan for when the scenarios have already taken place or the estimated probability of occurrence is high.

Trading Book

In addition, market stress tests can be performed to test trading book positions under diverse extreme scenarios in order to estimate the losses they would generate.

The results of the market stress tests on the trading book are reported periodically to the ALCO and the board of directors.

Stress tests conducted during 2015 indicated that none of the critical scenarios considered would affect the Bank’s solvency. The list below enumerates some of the linear and historical sensitivity scenarios analyzed.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

Banking Book

Market stress tests are also performed to test the banking book under diverse extreme scenarios in order to estimate the potential losses they would generate on both the interest margin and on capital. The results of the market stress tests on the banking book are disclosed periodically to the ALCO and the board of directors.

Methodologies

Trading Book

Value at Risk - VaR

For the calculation of VaR, the non-parametric method of historical simulation is used, which consists of using a historical series of prices and the position at risk from the trading book.

A time series of simulated prices and yields is constructed with the assumption that the portfolio was conserved for the period of time of the historical series. The VaR tries to quantify a threshold of expected losses, which should only occur a certain percentage of times based on the level of confidence used in the calculation.

Rate Sensitivity

Sources of rate risk include forwards, swaps and options. Rate sensitivity is calculated and reported by portfolio, by relevant discount curve and by maturity.

The present value of the portfolio is stressed by 1 bp. In other words, the present value is calculated by increasing the respective discount rate by 1 bp. The sensitivity of options is calculated using the theta value.

The variation in the present value of the portfolio corresponds to its sensitivity at a variation of one basis point (bp).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

●	DV01: Sensitivity to 1 bp variation in rate i at band m.
●	PV: Present value of portfolio’s cash flows.
●	PV’im: Present value of portfolio’s cash flows with shock of 1 bp in rate i at time band m.

●	Pim: Net position in CLP at time band i, currency m.
●	rim: Representative rate of currency m, time band i.
●	Ti: Representative maturity of time band i.

Currency Sensitivities

Sources of exchange rate risk come from both balance sheet and off-balance sheet positions such as derivatives.

Currency or position sensitivity corresponds to the market valuation of each cash flow in the currency of origin. That is, the cash flows in foreign currency expressed at present value.

●	PV: Present value of portfolio’s cash flows.
●	PV’m: Present value of portfolio’s cash flows with shock of 1 unit in exchange rate of currency m with respect to USD.

Banking Book

Sensitivity to Indexation

Sources of indexation risk come from both balance sheet and off-balance sheet positions such as derivatives that, as a result of a change in indexation units (UF, UVR or others), impact the Bank’s profit for the year.

As with currency sensitivity, indexation sensitivity is the market valuation of each indexed cash flow. That is, the cash flows in indexation units expressed at present value.

●	PV: Present value of portfolio’s cash flows.
●	PV’m: Present value of portfolio’s cash flows with shock of 1 unit in indexation unit.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

Sensitivity of Financial Margin

This measures the impact caused by a movement of 100 bp, over a twelve-month horizon, in the Bank’s financial margin (interest earned less interest paid).

The information required to calculate the index is obtained from the regulatory cash flows of the market risk data from the balance sheet book (regulatory report C40) only considering the time bands up to 1Y included.

●	Annual Income Sensitivity.
●	Pim: Net position in CLP in respective time band.
●	∆r: Variation of 100 bp.
●	Ti: Representative maturity of time band i.

Sensitivity of Economic Capital

This measures the sensitivity of the market value of the cash flows associated with assets and liabilities in the event of a parallel change of 100 bp in the relevant discount curve.

The information required to calculate the index is obtained from the cash flows of the Bank’s entire portfolio using data from the banking book.

The present value of the aggregate flows are discounted using the average terms of the respective time bands. Then the present value is calculated similarly with a shock increasing the respective discount rate by 100 bp.

●	MVS: Market Value Sensitivity.
●	PVim: Present value of the cash flows of time band i, currency m.
●	PV’im: Present value of the cash flows of time band i, currency m, with a shock of 100 bp in discount rates.

●	Pim: Net position in CLP at time band i, currency m.
●	rim: Representative rate of currency m, time band i.
●	Ti: Representative maturity of time band i.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

Regulatory Monitoring

Regulatory monitoring of market risk exposure is measured in accordance with chapter III.B.2 of the Compendium of Financial Standards from the Chilean Central Bank and chapter 12-9 of the Updated Compilation of Standards from the Superintendency of Banks and Financial Institutions for both the trading book and the banking book. In the trading book, the impact is measured in the event of a change in the market price of its financial positions as a result of variations in interest rates, exchange rates and volatility. In the banking book, the impact is measured on the entity’s financial margin and present value.

The limits established for the trading book are for exposure to interest rate risk and exchange rate risk. The difference between the regulatory capital recorded by the financial institution and the sum of the following two items cannot be negative: (i) the product of the credit risk-weighted assets defined in article 67 of the General Banking Law and the minimum percentage established for regulatory capital in article 66 of that law, and (ii) the sum of the trading book’s exposure to interest rate risk and the exchange rate risks for the entire balance sheet measured in accordance with the Basel standard methodology with some important differences where exchange rate exposure stands out. As indicated in the paragraph above, the Bank must always comply with the following ratio:

RC – ((κ × CRWA) + MRE ) ≥ 0

Where:

RC	: Regulatory capital.
CRWA	: Credit risk-weighted assets.
κ	: Minimum percentage established for regulatory capital in article 66 of the General Banking Law.
MRE	: Exposure to interest rate risk in trading book and currency risk in entire balance sheet.

Group	Description	Sensitivity Factor
i
Each of the foreign currencies of countries with long-term external debt in foreign currency with a rating of at least AAA, or equivalent, from any of the risk rating agencies indicated in Chapter III.B.5 of this Compendium. It also includes euros and positions in gold.
σi = 8%
j	Each of the foreign currencies of countries not included in basket i.	σj = 35%

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

Market risk exposure in accordance with regulatory methodology is detailed below:

The market risk presented in the table above (measured in units of risk-weighted assets) shows that capital consumption related to the Bank’s exposures to market risks is explained in more than 81% of the cases by the effect of our investment in CorpBanca Colombia. As of June 2015, this investment amounted to approximately US$ 1.007 billion. This exposure to exchange rate risk— Chilean peso vs. Colombian peso—is considered structural in the sense that it arises from a long-term investment.

It is also worth mentioning that in accordance with Chilean regulations, a sensitivity factor of 35% is applied to net exposures in foreign currencies of countries other than those classified as AAA or an equivalent rating. The standard sensitivity factor in the Basel standards is only 8%. As a result, the capital consumption that the Bank must report to comply with local regulations is more than 4 times greater than if international recommendations were applied.

The regulatory model for market risk in Colombia, as in Chile, is based on the standard Basel model, separated into risk factors (i.e. interest rate, exchange rate and stock price). The volatilities applied to each of the factors are established by regulators. This result is used for the solvency margin, to which a factor equivalent to 100/9 is applied.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

Chilean regulations also require banks to establish limits for their market risk exposure in their banking book, which includes limits based on sensitivity in the financial margin and volatility in its equity value. Measurement of exposure to interest rate and indexation risks in the banking book must consider both the short-term impact on the capacity to generate net interest and indexation income and the fees sensitive to changes in interest rates, as well as the long-term impact on the institution’s economic value of adverse movements in interest rates.

The banking book’s exposure to the net interest and indexation margin is known as the short-term limit and cannot exceed 35% of the accumulated interest and indexation margin, plus fees sensitive to interest rates charged in the twelve months prior to the date of measurement. The exposure of capital to changes in interest rates has a long-term limit that cannot exceed 20% of regulatory capital. Both limits were presented and ratified by the Bank’s board of directors.

The exposure of regulatory limits in the banking book for Chile are detailed as follows.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

Finally, regulatory provisions in Colombia do not establish methodologies for determining market risk exposure for the banking book. However, they are monitored, controlled and reported on a daily basis using the internal methodologies described above.

Funding liquidity risk

Management Tools

In order to comply with risk management objectives for funding liquidity risk, the monitoring and control structure is centered mainly on the following focal points:

●	Short-term maturity mismatch
●	Coverage capacity using liquid assets
●	Concentration of funding sources

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

Additionally, the monitoring and control structure for liquidity risk is complemented with stress testing in order to observe the institution’s ability to respond in the event of illiquid conditions.

Internal Monitoring

Limits and Warning Levels

Thirty-day Liquidity Coverage Ratio

In order to safeguard the Bank’s payment capacity in the event of illiquid conditions, a minimum has been established for the instruments portfolio that enables cash flows to be quickly generated either through liquidation or because they can be used as collateral for new funding sources.

The limit for the liquidity coverage ratio is 50% of the 30-day mismatch in consolidated currency.

The composition of liquid assets as of June 30, 2015, after applying the respective price volatility haircuts and market liquidity adjustments is presented in the table below.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

Daily Wholesale Maturities

In order to control concentration of funding sources and safeguard compliance with obligations, the Bank monitors maturities of deposits in Chilean pesos by wholesale customers. This monitoring is conducted with a daily limit of MCh$ 50,000 of maturities per day.

Special treatment is given to this customer segment for two reasons:

●	They individually represent an important percentage of CorpBanca’s business.

●
Given the profile of these customers in the wholesale segment, the renewal rate for these deposits tends to be lower. This last reason is consistent with cash disbursement models in regulatory reports, which do not assume that wholesale customers will renew deposits.

The maturity profile for wholesale deposits is monitored on a daily basis. As a result, excesses are detected and reported based on the structure of the maturity profile. Forecasted excesses must be justified the day after they are reported and must then be managed.

Warning Levels for Liquidity Requirements

In addition to monitoring and reporting all internal limits on a daily basis, senior management is informed each month through the ALCO and the board of directors is informed each quarter. Special importance is placed on the Bank’s liquidity position by presenting an analysis of measurements of concentration, performance, premiums paid and/or other relevant variables.

Monitoring Funding Sources

Monitoring of variations in the stock of short-term funding such as time and demand deposits for each of the segments represents a key variable in monitoring the Bank’s liquidity. Identifying abnormal volatilities in these funding sources enables the Bank to quickly foresee possible undesired liquidity problems and thus to suggest action plans for managing them.

During 2015, different strategies were implemented to diversify liabilities, including: diversifying time deposits, expanding stable funding sources such as on-line time deposits by individuals and issuing bonds.

These strategies enabled the Bank to continue to improve its funding structure, providing more stable funding.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

Survival Horizon under Individual Stress

As a function of stressed maturities and renewal ratios, days of survival are estimated based on projected liquidity needs and the portfolio of available liquid assets. Based on these scenarios, any significant deviation is studied to determine whether action plans need to be implemented.

Stress Tests

Stress testing is a tool that complements the analysis of liquidity risk management as it enables the Bank to know its ability to respond in the event of extreme illiquid conditions and to trigger its contingency plans, if necessary, to address such conditions.

In particular, three types of scenarios are modeled:

●
Individual Crisis: the financial system losses confidence in the Bank, which translates into important withdrawals from demand accounts, decreases in deposits and bond investments by customers and penalties to its funding rates.

●
Systemic Crisis: Local weakening of financial and credit conditions that causes the market to seek refuge in the U.S. dollar, greater restrictions on access to credit from abroad, massive outflows of capital, increases in the use of lines of credit and downward adjustments in expectations for the monetary policy rate.

●
Global Crisis: Global weakening of financial, credit and economic conditions that causes the market to seek refuge in the U.S. dollar, greater restrictions on access to credit from abroad, decreased exposure to credit risk (replaced by sovereign risk), increases in the use of lines of credit and downward adjustments in expectations for the monetary policy rate.

Regulatory Monitoring

In accordance with chapter III B.2 from the Chilean Central Bank and chapter 12-9 of the Updated Compilation of Standards from the Superintendency of Banks and Financial Institutions, the Bank must measure and control its liquidity position based on the difference between cash flows payable from liability and expense accounts and cash flows receivable from asset and income accounts for a given period or time band, which is called maturity mismatch.

This measurement is determined for controlling the liquidity position of the Bank itself and of its subsidiaries. The maturity mismatch calculation is carried out separately for domestic and foreign currency, setting limits based on capital and cash flows accumulated at 30 and 90 days:

●	The maturity mismatch in all currencies for periods less than or equal to 30 days must be less than or equal to the Bank’s basic capital.

●	The maturity mismatch in foreign currencies for periods less than or equal to 30 days must be less than or equal to the Bank’s basic capital.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

●	The maturity mismatch in all currencies for periods less than or equal to 90 days must be less than or equal to twice the Bank’s basic capital.

In full compliance with the Chilean Central Bank and the Superintendency of Banks and Financial Institutions, CorpBanca’s board of directors approved a policy to measure and control its liquidity position based on maturity mismatches on an adjusted basis with a 10% cushion with respect to the regulatory limit.

The table below shows the use of internal mismatch limits as of June 2015 and some consumption statistics for the year.

Figures 27, 28 and 29 show the evolution of consumption for each limit in 2015.

30-Day Mismatch - All Currencies [MCh$]
2,000,000
1,500,000
1,000,000
500,000
-
-500,000
-1,000,000
2-ene
16-ene
30-ene
13-feb
27-feb
13-mar
27-mar
10-abr
24-abr
8-may
22-may
5-jun
19-jun
Position
Limit

FIGURE 27: EVOLUTION OF CONSOLIDATED MISMATCH IN ALL CURRENCIES AT 30 DAYS DURING 2015

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

90-Day Mismatch - All Currencies [MCh$]
3500000
3000000
2500000
2000000
1500000
1000000
500000
0
2-ene
16-ene
30-ene
13-feb
27-feb
13-mar
27-mar
10-abr
24-abr
8-may
22-may
5-jun
19-jun
Position
Limit

FIGURE 28: EVOLUTION OF CONSOLIDATED MISMATCH IN ALL CURRENCIES AT 90 DAYS DURING 2015

30-Day Mismatch - Foreign Currency [MCh$]
2,000,000
1,500,000
1,000,000
500,000
-
-500,000
-1,000,000
2-ene
16-ene
30-ene
13-feb
27-feb
13-mar
27-mar
10-abr
24-abr
8-may
22-may
5-jun
19-jun
Position
Limit

FIGURE 29: EVOLUTION OF CONSOLIDATED MISMATCH IN FOREIGN CURRENCIES AT 30 DAYS DURING 2015

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

In the Colombian market, the regulatory measurement known as the standard LRI model measures 7 and 30-day liquidity gaps. It allows entities to quantify the level of minimum liquid assets, in domestic and foreign currency, that they should maintain each day in order to, at a minimum, meet their payment obligations fully and on time. Entities must be capable of measuring and forecasting the cash flows of their assets, liabilities, off-balance sheet positions and derivative instruments for different time horizons in both normal scenarios and crisis scenarios where cash flows vary significantly from expectations as a result of unforeseen changes in markets, the entity or both. The following tables show the evolution of the 7 and 30 day liquidity gaps in Colombia in 2015.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

NOTE 32 -	EVENTS AFTER THE REPORTING PERIOD

CORPBANCA

On July 1, 2015, and as ordered by shareholders at the extraordinary meeting on June 26, 2015, the Bank proceeded to pay dividends charged to retained earnings from the years 2012, 2013 and 2014 totaling MCh$239,860. As of June 30, 2015, this amount had been deducted from equity and recorded as dividends payable.

CORPBANCA CORREDORES DE BOLSA S.A.

On July 1, 2015, director Felipe Hurtado Arnolds submitted his resignation, which was accepted by the board and became effective on that same date.

None of the matters described above involve any adjustments to the financial statements as of June 30, 2015.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2015 and 2014 and December 31, 2014

Between July 1, 2013, and July 31, 2015, the date of issuance of these financial statements, there have been no other subsequent events that could affect the presentation and/or results of the financial statements.

Juan Vargas Matta	Fernando Massu Taré
Chief Accountant	Chief Executive Officer